POWERING PROGRESS



FREEPORT
FOREMOST IN COPPER

2024 ANNUAL REPORT



Freeport-McMoRan Inc. (FCX or Freeport) is a leading international metals company with the objective of being foremost in copper. Headquartered in Phoenix, Arizona, FCX operates large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

FCX has a strong commitment to safety performance, environmental management and the communities where it operates. As a founding member of the International Council on Mining and Metals (ICMM), FCX is committed to implementing ICMM's Mining Principles, which serve as a best practice framework on sustainable development for the global mining and metals industry. FCX has also achieved the Copper Mark, a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices, at all of its copper-producing sites globally.

By supplying responsibly produced copper, FCX is proud to be a positive contributor to the world well beyond its operational boundaries. Additional information about FCX is available at fcx.com.

  

2024 FINANCIAL HIGHLIGHTS

REVENUES
$25.5
BILLION

NET INCOME
$1.30
PER SHARE

COMMON STOCK DIVIDENDS
$0.60
PER SHARE

OPERATING CASH FLOWS
$7.2
BILLION

CAPITAL EXPENDITURES
$3.6
BILLION
Excluding PTFI's new downstream processing facilities

NET DEBT[*]
$1.1
BILLION
Excluding debt for PTFI's new downstream processing facilities

* Note: Refer to non-GAAP disclosure on page 58.



As a leading global copper company, Freeport is committed to the objective of being foremost in copper and our global team is "Powering Progress" by providing copper reliably and responsibly to a growing market.

PT Freeport Indonesia (PTFI) has deployed six new shallow-draft vessels designed to more efficiently transport copper concentrate from the Grasberg minerals district to its two affiliated smelters in Indonesia. These new vessels are expected to streamline concentrate delivery to downstream operations for years to come.

TABLE OF CONTENTS

Fully Integrated Metals Producer with Geographically Diverse Operations

D FORT MADISON, IOWA
Molybdenum Processing

D STOWMARKET, UNITED KINGDOM
Molybdenum Processing

HENDERSON, COLORADO **U**

CLIMAX, COLORADO **U**

D HUELVA, SPAIN
Atlantic Copper Smelter

EL PASO, TEXAS **D**
Copper Refinery and Rod Mills

CHINO, NEW MEXICO **U**

TYRONE, NEW MEXICO **U**

U MORENCI, ARIZONA

U BAGDAD, ARIZONA

U SAFFORD/LONE STAR, ARIZONA

U SIERRITA, ARIZONA

U **D** MIAMI, ARIZONA
Mine, Copper Rod Plant and Smelter

U CERRO VERDE, PERU

U EL ABRA, CHILE

● COPPER (CU)

▮ GOLD (AU)

▲ MOLYBDENUM (MO)

U UPSTREAM

D DOWNSTREAM

Freeport's portfolio includes several mines that were among the largest copper producers in the world during 2024.

thousand metric tons

2024   BY MINE

Grasberg

Cerro Verde

| 0 | 200 | 400 | 600 | 800 | 1,000 | 1,200 | 1,400 |

Source: Wood Mackenzie

▲ **ROTTERDAM, THE NETHERLANDS** Ⓓ
Molybdenum Processing

Ⓓ **GRESIK, INDONESIA** ●
• New Smelter and Precious Metals Refinery
• PT Smelting (Copper Smelter and Refinery)

Ⓤ **GRASBERG MINERALS DISTRICT, INDONESIA** ● ■

	NORTH AMERICA		SOUTH AMERICA		INDONESIA		CONSOLIDATED TOTALS	
Reserves at 12/31/24	Cu	41.6 billion lbs	Cu	28.4 billion lbs	Cu	27.0 billion lbs	Cu	97.0 billion lbs
	Au	0.6 million ozs			Au	22.4 million ozs	Au	23.0 million ozs
	Mo	2.5 billion lbs	Mo	0.7 billion lbs			Mo	3.2 billion lbs
2024 Sales	Cu	1.3 billion lbs	Cu	1.2 billion lbs	Cu	1.6 billion lbs	Cu	4.1 billion lbs
					Au	1.8 million ozs	Au	1.8 million ozs
	Mo	78 million lbs*					Mo	78 million lbs

* Includes sales of molybdenum produced at FCX's North America and South America copper mines. Note: lbs=pounds; ozs=ounces.



CRITICAL
FOUNDATIONAL
POWERS
PROGRESS
STRATEGIC
TRANSFORMATIVE

Copper's Transformative Role in Human Progress Cannot be Overstated.

For over 10,000 years, copper has shaped civilizations and enabled us to meet the challenges of each era through technological advancements, improving both health and quality of life.

As we move toward an increasingly connected, electrified and decarbonized future, copper continues to be a critical metal for a rapidly changing world.

It's versatile.
Durable.
Infinitely recyclable.
And is superior at conducting electricity.

From urban development to everyday electronics and data centers, transportation to grid infrastructure, renewable energy systems to electric vehicles ...

Copper is essential in Powering Progress

Nearly 70% of the world's copper is used in applications that deliver electricity*

* Source: International Copper Association

Dear Fellow Shareholders

The theme of this year's annual report, "Powering Progress," highlights copper's increasingly important role in the global economy. As a leading global copper company, Freeport is strongly positioned to provide copper to a growing market.

In 2024, Freeport achieved strong operational and financial results. We met our annual copper sales guidance, and unit net cash costs slightly exceeded our guidance at the start of the year. Financially, our revenues, adjusted EBITDA and operating cash flows exceeded 2023 levels, benefiting from strong copper and gold prices. Importantly, we advanced several value-driven initiatives to drive improved operational performance and future growth.

At Grasberg in Indonesia, our team achieved multiple new operating records and completed construction of the new smelter and precious metals refinery. The Cerro Verde team overcame operating challenges experienced early in the year, and our team in the United States (U.S.) demonstrated progress toward achieving greater efficiencies and cost performance objectives. Our innovative leach initiative provided approximately 50% more incremental copper than in 2023, and we have commenced several new projects aimed to increase scale further under this initiative in the near-term.

A fire in a gas cleaning facility at our new smelter in Gresik, Indonesia, was a setback that tested our team's resilience. Our team responded quickly to develop plans for the required repairs. The recovery is progressing well and we are confident in achieving a safe and efficient ramp-up during 2025.

Global demand for copper grew again in 2024. Because of its superior conductivity, copper is the metal of choice when it comes to electrification. New, massive investments in the power grid, renewable energy generation, technology/AI infrastructure and transportation are driving increased demand for copper, with forecasts predicting above-trend growth for the foreseeable future. In the near-term, macroeconomic factors including fluctuations in the U.S. dollar, tariff impacts and trade uncertainties, and slower-than-expected growth in China have resulted in price volatility.

To benefit from these long-term secular trends, we are advancing initiatives designed to build value from organic



growth opportunities. Freeport benefits from a large reserve and resource position with near-term, medium-term and longer-term embedded growth options. Efforts are being advanced to leverage innovation to improve efficiencies, reduce costs and capital intensity, and shorten lead times for our projects. Our high-potential innovative leach initiative is a great example of these efforts.

We are also enhancing optionality in our brownfield growth pipeline to position the business for long-term growth. We commenced early works at Bagdad in Arizona to derisk the project, we are conducting a pre-feasibility study at Lone Star in Arizona, and we are preparing an environmental impact statement at El Abra in Chile. Collectively, these projects and our leach innovation initiatives in the Americas provide us with a pipeline for future growth totaling 1.8 billion pounds of copper per annum. In Indonesia, we continue to invest in our underground reserves to sustain Grasberg's operations with ongoing development at Kucing Liar and remain optimistic about the opportunity to extend our mining rights in this important district to unlock additional growth options.

We ended 2024 with significant liquidity and a net debt level in the $1 billion range, excluding debt associated with PTFI's new downstream processing facilities. Following strong execution of our plans over a multi-year period and a strong financial profile, we have now achieved investment grade ratings from all three rating agencies.

During 2024, we were disciplined in executing our performance-based shareholder payout framework, while maintaining both our base and variable dividends. Since reaching our net debt objective in mid-2021, we have distributed nearly $5 billion through dividends and share repurchases, which represents approximately 50% of our excess cash flows under our established financial policy. We also took advantage of an opportunity to repurchase shares of Cerro Verde, increasing our ownership in this high-quality asset to 55%.

Throughout 2024, we made significant strides in improving several safety metrics, achieving our lowest incident rate in over a decade. Despite these improvements, we mourn the loss of two logistics contractors who were fatally injured. We have an unwavering commitment to strive for continuous improvement when it comes to the safety of our workforce.

Sustainability remains at the core of what we do. During 2024, we advanced our climate initiatives to support our commitments in this important area and maintained the Copper Mark and Molybdenum Mark, as applicable, at all of our operations. Additionally, we are involved in industry-wide efforts aimed at enhancing the industry's image.

We entered 2025 with a clear focus on continued strong execution of our operating plans, enhancing productivity, managing costs and capital, and advancing opportunities for long-term profitable growth. We are confident in our strategic direction focused on copper and remain committed to delivering value to our shareholders.

To our global workforce, thank you for your contributions day in and day out. And to our Board of Directors, thank you for your advice and counsel. Together, we are "Powering Progress" by supplying copper to a growing market.

We appreciate your investment in our company.





RICHARD C. ADKERSON
Chairman of the Board

KATHLEEN L. QUIRK
President and
Chief Executive Officer

March 31, 2025

FREEPORT
FOREMOST IN COPPER



WORLD'S TOP COPPER PRODUCERS 2024

thousand metric tons

BY COMPANY

Freeport

0 200 400 600 800 1,000 1,200 1,400 1,600

Source: Wood Mackenzie production ranking on an attributable basis. On a 100% basis, Freeport, as operator, mined approximately 8.5% of the world's copper in 2024.

Consolidated Operating Results

FCX's global team delivered solid results in 2024, reflecting strong execution of its operating plans. FCX's consolidated copper sales volumes totaled 4.1 billion pounds in 2024 and 2023. Consolidated gold sales volumes of 1.8 million ounces in 2024 were higher than 1.7 million ounces in 2023, primarily reflecting the timing of shipments at FCX's subsidiary, PTFI.

Looking to the future, FCX is focused on enhancing productivity, managing costs and capital and on initiatives to build value from profitable organic growth. FCX benefits from a large mineral reserve and resource position with near-term, medium-term and longer-term embedded growth options. Innovation is a major priority as we move forward to improve efficiencies, reduce costs and capital intensity and shorten lead times for our projects. Our high-potential innovative leach initiative is a great example. In 2024, we achieved an approximate 50% increase in copper production from this initiative and have projects in motion to target an annual run rate of 300 million pounds per annum by the end of 2025, 40% higher than we achieved in 2024, with opportunities for further gains in the future. We are also advancing our brownfield expansion opportunities at Bagdad, Lone Star and El Abra to position the company for long-term growth to supply a market with increased requirements for copper.

FCX believes it is well positioned for the future with high-quality, large-scale copper assets, attractive organic growth options, a successful team track record and a strong balance sheet.

2024 HIGHLIGHTS

4.1
BILLION POUNDS
Consolidated copper sales

$4.21
PER POUND
Average realized copper price

1.8
MILLION OUNCES
Consolidated gold sales

$2,418
PER OUNCE
Average realized gold price

AMERICAS LEACH INNOVATION INITIATIVES
LOW COST, HIGH VALUE

SCALING THE OPPORTUNITY
million pounds



- 2022: 50
- 2023: 144
- 2024: 214
- 2026: 300–400
- 2030: 800

■ Copper production achieved
■ Estimated copper production

LONG-TERM PRODUCTION TARGET
~800 million pounds/annum

25%
PHASE 1 COMPLETE
Proving Concept

25%
PHASE 2 IN PROGRESS
Scaling

50%
PHASE 3 BY 2030
Innovation in Progress

2024 was a year of strong operational and financial performance for Freeport. Copper production of 4.2 billion pounds was similar to 2023.

Converting Bagdad's truck fleet to a fully autonomous haulage system represents an industry first in the U.S. Unlike remotely operated vehicles, these driverless trucks are fully programmed to function independently. The entire mine fleet at Bagdad is expected to be autonomous by year-end 2025.

In the U.S., Freeport is the leading producer of copper with a long-standing franchise dating back to the late 1800s. To offset declining grades, we are challenging ourselves to leverage innovation to improve efficiencies, reduce costs and capital intensity and shorten lead times for our projects.

North America Operations

FCX is a major integrated copper producer in North America, supplying approximately 35% of the U.S.' 2024 copper demand, based on data from Wood Mackenzie. The majority of the copper produced at FCX's North America copper mines is processed at our Miami smelter in Arizona and our El Paso refinery and rod mills in Texas. These products are sold in the form of continuous cast copper rod, with the remainder sold in the form of copper cathode or copper concentrate.

FCX manages seven open-pit copper mines in North America — Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico; and two molybdenum mines — Henderson and Climax in Colorado. Total copper production from these mines represented nearly 60% of the U.S. copper production in 2024. Morenci, our largest mine in the U.S., produces more copper than any copper mine in North America and ranked among the world's top fifteen producing copper mines in 2024.

North America's consolidated copper sales totaled 1.3 billion pounds in 2024 and 1.4 billion pounds in 2023. Copper sales from our North America copper mines are generally based on prevailing COMEX monthly average copper settlement prices.

For the year 2024, COMEX copper settlement prices averaged $4.22 per pound (ranging from a low of $3.69 per pound to a high of $5.12 per pound) and closed at $3.99 per pound on December 31, 2024. Molybdenum concentrate, gold and silver are also produced by certain of FCX's North America copper mines.

FCX has substantial mineral reserves and future opportunities in the U.S., primarily associated with existing mining operations. FCX has a potential expansion project to more than double the concentrator capacity of the Bagdad operation. FCX is currently converting Bagdad's existing haul truck fleet to autonomous to support its long-range plans. In parallel, FCX is enhancing local infrastructure projects required under long-range plans in order to advance the potential construction timeline. FCX has commenced pre-feasibility studies in the Lone Star district of Safford to define a potential significant expansion opportunity. Positive drilling conducted in recent years indicates a large mineralized district, and FCX expects to complete its pre-feasibility studies in 2026.

FCX U.S. MARKET SHARE FOR COPPER*

MINE PRODUCTION
~1.1 million metric tons



58% FCX

Other producers

TOTAL REFINED PRODUCTION
~0.9 million metric tons

~70% FCX

Other producers

Fully Integrated U.S. Producer

Through its mines and downstream facilities, Freeport employs over 39,000 workers in the U.S. (including 25,000 contractors). Freeport has made investments totaling more than $10 billion in the U.S. over the last several years and has potential future copper investment opportunities in Arizona of over $10 billion.


* Source: Wood Mackenzie

South America Operations

FCX manages two copper mines in South America — Cerro Verde in Peru and El Abra in Chile. Consolidated sales from these mines totaled 1.2 billion pounds in 2024 and 2023, and copper production from the Cerro Verde mine ranked among the world's top ten largest copper producing mines in 2024. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Copper production from FCX's South America operations is sold as copper concentrate or copper cathode. During 2024, FCX's South America operations sold 74% of their copper production in concentrate and 26% as copper cathode.

At the El Abra operations in Chile, FCX has completed substantial drilling and evaluations to define a large sulfide resource that we believe would support a potential major mill project similar to the large-scale concentrator at Cerro Verde. Proceeding with the project could potentially add incremental FCX consolidated recoverable reserves totaling approximately 20 billion pounds of copper. The decision of whether to proceed and timing of the potential project will take into account overall copper market conditions, required permitting and other factors.

2024 HIGHLIGHTS

1.2
BILLION LBS
2024 consolidated copper sales

28.4
BILLION LBS
Estimated recoverable proven and probable copper mineral reserves as of December 31, 2024

29%
FCX COPPER RESERVES IN SOUTH AMERICA



Atlantic Copper

Our wholly owned Atlantic Copper smelter and refinery is located in Huelva, Spain. Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. Atlantic Copper is developing an e-material recycling project as a result of the significant and continued growth in electronic waste material.

At El Abra in Chile, FCX is preparing data for an environmental impact statement for a project we believe has potential to add 750 million pounds of annual copper production.

PTFI delivered strong volumes of both copper and gold from its large-scale underground ore bodies and achieved multiple operating records in 2024.

The team also successfully completed a $500 million capital project to install a copper cleaner circuit (pictured here at left) to enhance mill performance.

2024 HIGHLIGHTS

COPPER PRODUCTION
billions of pounds



20	21	22	23	24
0.8	1.3	1.6	1.7	1.8

GOLD PRODUCTION
millions of ounces



20	21	22	23	24
0.8	1.4	1.8	2.0	1.9

UNIT NET CASH COSTS (CREDITS)*
$ per pound of copper



20	21	22	23	24
$0.43	$0.19	$0.09	$0.10	$(0.28)

* Costs (Credits) are shown net of revenues from gold, silver and other by-products. Refer to non-GAAP disclosure on page 58.

Indonesia Operations

Through its subsidiary, PTFI, FCX operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. In the Grasberg minerals district, PTFI produces copper concentrate that contains significant quantities of gold and silver. In 2024, Grasberg's copper production ranked second in the world, and revenues from gold and silver more than offset the operating costs of the mine.

PTFI currently has three underground operating mines in the Grasberg minerals district: Grasberg Block Cave, Deep Mill Level Zone (DMLZ) and Big Gossan. Long-term mine development activities for PTFI's Kucing Liar deposit commenced in 2022 and are ongoing. Operations at Kucing Liar are expected to begin ramp-up prior to 2030, and at full operating rates annual production from Kucing Liar is expected to approximate 560 million pounds of copper and 520 thousand ounces of gold, providing PTFI with sustained long-term, large-scale and low-cost production. PTFI is conducting additional exploration below our DMLZ ore body and expects that an extension of our operating rights beyond 2041 will allow for additional long-term development options in this highly attractive district.

During 2024, PTFI completed construction of its new smelter and precious metals refinery (PMR) (collectively, PTFI's new downstream processing facilities). Once PTFI's new smelter is fully operational, all of Grasberg's copper concentrate is expected to be processed within Indonesia by either PT Smelting (PTFI's 66%-owned copper smelter and refinery in Indonesia) or the new smelter and PMR, and PTFI will be a fully integrated domestic producer of refined copper and gold.

PTFI's consolidated sales totaled 1.6 billion pounds of copper and 1.8 million ounces of gold in 2024, and 1.5 billion pounds of copper and 1.7 million ounces of gold in 2023.



PTFI's new smelter and precious metals refinery

LONG-LIVED ASSET BASE

97.0
BILLION LBS
Estimated recoverable proven and probable copper mineral reserves

$3.25
PER LB
Copper price used to determine recoverable reserves

25
YEARS
Implied reserve life for copper, excluding mineral resources

193
BILLION LBS
Estimated incremental copper resources on a contained basis as of December 31, 2024

Mineral Reserves and Mineral Resources

FCX has significant mineral reserves, mineral resources and future development opportunities within its portfolio of mining assets. FCX's estimated consolidated recoverable proven and probable mineral reserves from its mines at December 31, 2024, included 97.0 billion pounds of copper, 23.0 million ounces of gold, 3.16 billion pounds of molybdenum and 318 million ounces of silver, which were determined using metal price assumptions of $3.25 per pound for copper, $1,600 per ounce for gold, $12 per pound for molybdenum and $20 per ounce for silver.

In addition to the estimated consolidated recoverable proven and probable mineral reserves, FCX's estimated mineral resources (including measured, indicated and inferred resources) at December 31, 2024, which were assessed using $3.75 per pound for copper, totaled 193 billion pounds of incremental contained copper. FCX continues to pursue opportunities to convert this material into mineral reserves, future production volumes and cash flow.

ESTIMATED RECOVERABLE PROVEN AND PROBABLE MINERAL RESERVES

CONSOLIDATED COPPER RESERVES BY REGION
97.0 billion pounds as of December 31, 2024



43%
North America

29%
South America

28%
Indonesia

Freeport's portfolio of long-lived, geographically diverse copper assets has an implied reserve life of 25 years, before considering mineral resources. With embedded growth options and significant development expertise, Freeport is well-positioned to pursue projects internally to grow copper volumes over time.

Following the strong execution of our plans over a multi-year period and an attractive financial profile, Freeport has now achieved investment grade ratings from all three rating agencies.

SHAREHOLDER RETURNS
July 1, 2021 to December 31, 2024

TOTAL RETURNED	BASE DIVIDEND	VARIABLE DIVIDEND	SHARE REPURCHASES
$4.7 BILLION	$1.5 BILLION	$1.3 BILLION	$1.9 BILLION

Financial Performance

FCX remains focused on managing costs efficiently and continues to advance several important value-enhancing initiatives. FCX believes the actions it has taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow it to continue to execute its business plans in a prudent manner during periods of economic uncertainty while preserving future asset values. FCX expects to maintain a strong balance sheet and liquidity position as it focuses on building long-term value in its business, executing its operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

OPERATING CASH FLOWS AND LIQUIDITY

FCX generated consolidated operating cash flows of $7.2 billion in 2024. At December 31, 2024, FCX had total consolidated debt of $8.9 billion, consolidated cash and cash equivalents of $4.7 billion including $0.7 billion of current restricted cash associated with a portion of PTFI's export proceeds required to be temporarily deposited in Indonesia banks for a period of 90 days, and no borrowings and $3.0 billion available under its revolving credit facility. PTFI had $250 million in borrowings outstanding under its $1.75 billion revolving credit facility and Cerro Verde had no borrowings under its $350 million revolving credit facility.

Based on current sales volume and costs estimates, and assuming average prices of $4.00 per pound of copper, $2,700 per ounce of gold and $20.00 per pound of molybdenum, consolidated operating cash flows are estimated to approximate $6.2 billion in 2025. The impact of copper price changes during 2025 on operating cash flows would approximate $375 million for each $0.10 per pound change in the average price of copper.

INVESTING ACTIVITIES

FCX's capital expenditures, including capitalized interest, totaled $4.8 billion in 2024, including $2.1 billion for major mining projects primarily associated with the underground development activities in the Grasberg minerals district and $1.2 billion for PTFI's new downstream processing facilities.

Capital expenditures are expected to approximate $5.0 billion in 2025 (including $2.8 billion for major mining projects and $0.6 billion for PTFI's new downstream processing facilities).

Projected capital expenditures for PTFI's new downstream processing facilities exclude capitalized interest, commissioning and owner's costs. Projected capital expenditures for major mining projects include $1.1 billion for planned projects, primarily associated with underground mine development in the Grasberg minerals district and expansion projects in North America, and $1.7 billion for discretionary growth projects, primarily in the Grasberg minerals district for the development of Kucing Liar and at the Bagdad mine for tailings infrastructure.

FINANCING TRANSACTIONS

FCX's net debt repayments totaled $0.5 billion in 2024, including the repayment of its 4.55% Senior Notes that matured in November 2024 totaling $730 million, partly offset by $250 million in borrowings under the PTFI revolving credit facility that were used to fund capital expenditures for PTFI's new downstream processing facilities.

FINANCIAL POLICY

FCX's financial policy is aligned with its strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value-enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding debt for PTFI's new downstream processing facilities). FCX's Board of Directors (Board) reviews the structure of the performance-based payout framework at least annually.

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2025 (including the dividends paid on February 3, 2025), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) is at the discretion of the Board and will depend on FCX's financial results, cash requirements, global economic conditions and other factors deemed relevant by the Board.

Sustainability

FCX is a leading responsible copper producer — supplying approximately 8.5% of the world's mined copper. Copper is essential to global progress, including in the technologies necessary for accelerating electrification. FCX recognizes the interdependencies of growth and sustainability and the importance of managing its environmental and social impacts. FCX is committed to meeting growing demand for metals through our sustainability strategy, Accelerate the Future, Responsibly.

FCX's sustainability strategy is supported by its social and environmental commitments which, in alignment with its business objectives, seek to enhance responsible production practices at its sites around the world. Fundamental to this work are the health, safety and well-being of its workforce and host communities where it operates. FCX seeks to work collaboratively with its stakeholders to maintain its social license to operate, support shared value creation and to recognize, respect and promote human rights everywhere it conducts business. FCX is dedicated to effective environmental management and stewardship including tailings and water, both of which are key to ensuring the long-term viability of its business. FCX is also dedicated to delivering the responsibly produced copper necessary to support the global energy transition while executing on its climate strategy, which includes managing and mitigating its greenhouse gas emissions and other climate-related risks and impacts.

In pursuing its sustainability strategy, FCX aims to align with the highest standards including the ICMM's Performance Expectations and the Copper Mark. FCX has achieved — and is committed to maintaining — the Copper Mark and Molybdenum Mark, as applicable, at all of its operating sites globally.

Learn more in FCX's Annual Report on Sustainability, available at fcx.com/sustainability.

FCX ACCOLADES







MEMBER
SUSTAINABILITY YEARBOOK
S&P GLOBAL
2025

AMERICA'S MOST JUST COMPANIES®
CNBC
2025

Forbes
AMERICA'S BEST LARGE EMPLOYERS
POWERED BY statista
2025

FCX is dedicated to responsible production practices, which includes collaborating with local host communities on public infrastructure projects. Cerro Verde's wastewater treatment program supports clean water for the city of Arequipa, the second-largest city in Peru, including improving the water quality of the Chili River.

BOARD OF DIRECTORS

Richard C. Adkerson
Chairman of the Board
Freeport-McMoRan Inc.

Dustan E. McCoy [2]
Lead Independent Director
Freeport-McMoRan Inc.
Retired Chairman and
Chief Executive Officer
Brunswick Corporation

Kathleen L. Quirk
President and Chief Executive Officer
Freeport-McMoRan Inc.

David P. Abney [2]
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

Marcela E. Donadio [1, 3]
Retired Partner and Americas Oil & Gas
Sector Leader
Ernst & Young LLP

Robert W. Dudley [3, 4]
Retired Group Chief Executive
BP, p.l.c.

Hugh Grant [2]
Retired Chairman of the Board,
President and Chief Executive Officer
Monsanto Company

Lydia H. Kennard [3, 4]
President and Chief Executive Officer
KDG Construction Consulting
and Quality Engineering Solutions

Ryan M. Lance [3, 4]
Chairman and Chief Executive Officer
ConocoPhillips

Sara Grootwassink Lewis [1]
Retired Chief Executive Officer
Lewis Corporate Advisors

John J. Stephens [1]
Retired Senior Executive Vice President
and Chief Financial Officer
AT&T Inc.

Frances Fragos Townsend [4]
Founder,
Frances Fragos Townsend, LLC

BOARD COMMITTEES:
[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Corporate Responsibility Committee

EXECUTIVE OFFICERS

Richard C. Adkerson
Chairman of the Board

Kathleen L. Quirk
President and Chief Executive Officer

Douglas N. Currault II
Executive Vice President and
General Counsel

Stephen T. "Steve" Higgins
Executive Vice President and
Chief Administrative Officer

Maree E. Robertson
Executive Vice President and
Chief Financial Officer

SENIOR LEADERSHIP

Operations

Mark J. Johnson
President and Chief Operating Officer,
Freeport-McMoRan Indonesia;
Executive Vice President,
PT Freeport Indonesia

Joshua F. "Josh" Olmsted
President and Chief Operating Officer,
Freeport-McMoRan Americas

A. Cory Stevens
President, FM Technical Services

Michael J. "Mike" Kendrick
President, Climax Molybdenum Co.

Javier Targhetta
Chairman of the Board, Atlantic Copper S.L.U.
Senior Vice President (Concentrates), FCX

Clayton A. "Tony" Wenas
President Director,
PT Freeport Indonesia

Administration

Robert R. "Bob" Boyce
Vice President and Treasurer

William E. "Bill" Cobb
Vice President and
Chief Sustainability Officer

Daniel P. "Dan" Kravets
Senior Vice President and
Chief Commercial Officer

Pamela Q. "Pam" Masson
Senior Vice President and
Chief Human Resources Officer

Ellie L. Mikes
Vice President and
Chief Accounting Officer

Bertrand L. "Bert" Odinet, II
Senior Vice President and
Chief Innovation Officer

Internal Auditors
Deloitte & Touche LLP

TABLE OF CONTENTS

SELECTED OPERATING DATA

Years Ended December 31,	2024	2023	2022	2021	2020
CONSOLIDATED MINING					
Copper (millions of recoverable pounds)					
Production	4,214	4,212	4,210	3,843	3,206
Sales, excluding purchases	4,066	4,086	4,213	3,807	3,202
Average realized price per pound	$ 4.21	$ 3.85	$ 3.90	$ 4.33	$ 2.95
Gold (thousands of recoverable ounces)					
Production	1,880	1,993	1,811	1,381	857
Sales, excluding purchases	1,837	1,713	1,823	1,360	855
Average realized price per ounce	$ 2,418	$ 1,972	$ 1,787	$ 1,796	$ 1,832
Molybdenum (millions of recoverable pounds)					
Production	80	82	85	85	76
Sales, excluding purchases	78	81	75	82	80
Average realized price per pound	$ 21.77	$ 24.64	$ 18.71	$ 15.56	$ 10.20
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interests[a]					
Copper (millions of recoverable pounds)					
Production	1,246	1,350	1,467	1,460	1,418
Sales, excluding purchases	1,257	1,361	1,469	1,436	1,422
Average realized price per pound	$ 4.29	$ 3.93	$ 4.08	$ 4.30	$ 2.82
Molybdenum (millions of recoverable pounds)					
Production	30	30	29	34	33
100% Operating Data					
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	609,400	692,000	676,400	665,900	714,300
Average copper ore grade (%)	0.20	0.23	0.29	0.29	0.27
Copper production (millions of recoverable pounds)	842	941	1,019	1,056	1,047
Mill operations					
Ore milled (metric tons per day)	311,700	308,500	294,200	269,500	279,700
Average ore grade (%):					
Copper	0.30	0.32	0.37	0.38	0.35
Molybdenum	0.02	0.02	0.02	0.03	0.02
Copper recovery rate (%)	83.2	81.8	81.8	81.2	84.1
Copper production (millions of recoverable pounds)	601	633	695	649	647
SOUTH AMERICA OPERATIONS					
Copper (millions of recoverable pounds)					
Production	1,168	1,202	1,176	1,047	979
Sales	1,177	1,200	1,162	1,055	976
Average realized price per pound	$ 4.16	$ 3.82	$ 3.80	$ 4.34	$ 3.05
Molybdenum (millions of recoverable pounds)					
Production	20	22	23	21	19
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	164,300	191,200	163,000	163,900	160,300
Average copper ore grade (%)	0.42	0.35	0.35	0.32	0.35
Copper production (millions of recoverable pounds)	295	317	302	256	241
Mill operations					
Ore milled (metric tons per day)	415,500	417,400	409,200	380,300	331,600
Average ore grade (%):					
Copper	0.33	0.34	0.32	0.31	0.34
Molybdenum	0.01	0.01	0.01	0.01	0.01
Copper recovery rate (%)	83.6	81.3	85.3	87.3	84.3
Copper production (millions of recoverable pounds)	873	885	874	791	738

a. Amounts are net of Morenci's joint venture partners' undivided interest.

SELECTED OPERATING DATA

Years Ended December 31,	2024	2023	2022	2021	2020
INDONESIA OPERATIONS					
Copper (millions of recoverable pounds)					
Production	1,800	1,660	1,567	1,336	809
Sales	1,632	1,525	1,582	1,316	804
Average realized price per pound	$ 4.19	$ 3.81	$ 3.80	$ 4.34	$ 3.08
Gold (thousands of recoverable ounces)					
Production	1,861	1,978	1,798	1,370	848
Sales	1,817	1,697	1,811	1,349	842
Average realized price per ounce	$ 2,418	$ 1,972	$ 1,787	$ 1,796	$ 1,832
Mill operations					
Ore milled (metric tons per day)	208,400	198,300	192,600	151,600	87,700
Average ore grade:					
Copper (%)	1.27	1.22	1.19	1.30	1.32
Gold (grams per metric ton)	1.00	1.12	1.05	1.04	1.10
Recovery rates (%):					
Copper	88.4	89.7	90.0	89.8	91.9
Gold	76.9	77.9	77.7	77.0	78.1
MOLYBDENUM MINES					
Ore milled (metric tons per day)	28,000	27,900	26,100	21,800	20,700
Average molybdenum ore grade (%)	0.16	0.15	0.18	0.19	0.17
Molybdenum production (millions of recoverable pounds)	30	30	33	30	24

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk (MD&A), "we," "us" and "our" refer to Freeport-McMoRan Inc. and its consolidated subsidiaries. The results of operations reported and summarized below include forward-looking statements that are not guarantees of future performance and are not necessarily indicative of future operating results (refer to "Cautionary Statement" below for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout MD&A, all references to income or losses per share are on a diluted basis.

This section of our Form 10-K discusses the results of operations for the years 2024 and 2023 and comparisons between these years. Discussion of the results of operations for the year 2022 and comparisons between the years 2023 and 2022 are not included in this Form 10-K and can be found in Items 7. and 7A. "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" contained in Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

OVERVIEW

We are a leading international metals company with the objective of being foremost in copper. Headquartered in Phoenix, Arizona, we operate large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. We are one of the world's largest publicly traded copper producers. Our portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

Our results for 2024 reflect solid execution of our operating plans and we are committed to enhancing productivity, managing costs and capital and advancing opportunities for long-term profitable growth and value creation. We believe the actions we have taken in recent years to strengthen our balance sheet and maintain flexible organic growth options will allow us to continue to execute our business plans, and reliably and responsibly generate cash flows to pursue value-enhancing organic growth options and return cash to shareholders.

We believe that we have a high-quality portfolio of long-lived copper assets positioned to generate long-term value, and we remain focused on executing our operating and investment plans. Our underground mining operations at the Grasberg minerals district in Indonesia continue to perform well, with copper production increasing in each of the past three years. During 2024, construction of PT Freeport Indonesia's (PT-FI) new smelter and precious metals refinery (PMR) (collectively, PT-FI's new

downstream processing facilities) in Eastern Java, Indonesia were completed and as part of start-up activities, PT-FI commenced gold production from the PMR in December 2024. In October 2024, during start-up activities of the new smelter, a fire occurred requiring a temporary suspension of smelting operations to complete repairs. PT-FI expects repairs to be completed by mid-2025 and ramp-up to full capacity to be achieved by year-end 2025.

We are progressing initiatives across our North America and South America operations by incorporating new applications, technologies and data analytics to our leaching processes. Incremental copper production from these initiatives totaled 214 million pounds in 2024, compared with a total of 144 million pounds in 2023. We have projects underway to apply recent operational enhancements to our leaching processes on a larger scale and are testing new innovative technology applications that we believe have the potential for significant increases in recoverable metal from leach stockpiles beyond the current run rate.

We believe we benefit from significant copper reserves and resources with embedded growth options, an experienced team and exposure to markets with a favorable fundamental outlook.

Net income attributable to common stock totaled $1.9 billion in 2024 and $1.8 billion in 2023. Our results in 2024, compared to 2023, primarily reflect higher average realized copper and gold prices and higher gold sales volumes, partly offset by higher operating costs and higher income attributable to noncontrolling interests primarily related to higher operating income at PT-FI. Refer to "Consolidated Results" for discussion of items impacting our consolidated results for the two years ended December 31, 2024.

At December 31, 2024, we had consolidated debt of $8.9 billion and consolidated cash and cash equivalents of $3.9 billion, $4.7 billion including current restricted cash and cash equivalents associated with a portion of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks. Net debt totaled $1.06 billion, excluding $3.2 billion of debt for PT-FI's new downstream processing facilities. Refer to "Net Debt" for reconciliations of consolidated debt, consolidated cash and cash equivalents and current restricted cash associated with PT-FI's export proceeds to net debt.

At December 31, 2024, we had $3.0 billion of availability under our revolving credit facility, and PT-FI and Cerro Verde had $1.5 billion and $350 million, respectively, of availability under their revolving credit facilities. In November 2024, we repaid $0.7 billion in scheduled senior note maturities using cash on hand and have no further senior note maturities until 2027. Refer to Note 6 and "Capital Resources and Liquidity" for further discussion of our debt.

We have significant mineral reserves, mineral resources and future development opportunities within our portfolio of mining assets. At December 31, 2024, our estimated consolidated recoverable proven and probable mineral reserves totaled 97.0 billion pounds of copper, 23.0 million ounces of gold and 3.16 billion pounds of molybdenum. Refer to Note 15 and "Critical Accounting Estimates—Mineral Reserves" for further discussion.

During 2024, production from our mines totaled 4.2 billion pounds of copper, 1.9 million ounces of gold and 80 million pounds of molybdenum. Following is the allocation of our consolidated copper, gold and molybdenum production in 2024 by geographic location:

	Copper	Gold	Molybdenum
North America	29%	1%	75%[a]
South America	28	—	25
Indonesia	43	99	—
	100%	100%	100%

a. Our North America copper mines produced 38% of consolidated molybdenum production, and our Henderson and Climax molybdenum mines produced 37%.

Copper production from three of our mines (the Morenci mine in North America, the Cerro Verde mine in Peru and the Grasberg minerals district in Indonesia) together totaled 77% of our consolidated copper production in 2024.

OUTLOOK

Our financial results vary as a result of fluctuations in market prices primarily for copper, gold and, to a lesser extent, molybdenum, as well as other factors. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to "Markets," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion. Because we cannot control the prices of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs, operating cash flows and capital expenditures. The forward-looking statements in the below section and elsewhere in this annual report on Form 10-K are based on current market conditions, speak only as of the filing date of this annual report on Form 10-K, are based on several assumptions and are subject to significant risks and uncertainties. Refer to "Cautionary Statement" below.

Consolidated Sales Volumes. Following are our projected consolidated sales volumes for 2025 and actual consolidated sales volumes for 2024:

	2025 (Projected)	2024 (Actual)
Copper (millions of recoverable pounds):		
North America copper mines	1,360	1,257
South America mining	1,090	1,177
Indonesia mining	1,550	1,632
Total	4,000	4,066
Gold (thousands of recoverable ounces)	1,625	1,837
Molybdenum (millions of recoverable pounds)	88[a]	78

a. Includes 53 million pounds from our North America and South America copper mines and 35 million pounds from our Molybdenum mines.

Projected sales volumes are dependent on operational performance; Indonesia regulatory approval to export copper concentrate until repairs and full ramp-up of PT-FI's new smelter are complete; weather-related conditions; timing of shipments and other factors. For further discussion of other important factors that could cause results to differ materially from projections, refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024.

Consolidated Unit Net Cash Costs. Consolidated unit net cash costs (net of by-product credits) for our copper mines are expected to average $1.60 per pound of copper for the year 2025, based on achievement of current sales volume estimates (including estimates for copper concentrate exports from Indonesia) and cost estimates and assuming average prices of $2,700 per ounce of gold and $20.00 per pound of molybdenum for the year 2025.

Quarterly unit net cash costs vary with fluctuations in sales volumes, including the ratio of copper and gold sales within a period, and realized prices, primarily for gold and molybdenum. The impact of price changes on consolidated unit net cash costs for the year 2025 would approximate $0.04 per pound of copper for each $100 per ounce change in the average price of gold and $0.03 per pound of copper for each $2 per pound change in the average price of molybdenum.

Consolidated Operating Cash Flows. Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. Our consolidated operating cash flows are estimated to approximate $6.2 billion for the year 2025, based on current sales volume and cost estimates, and assuming average prices of $4.00 per pound of copper, $2,700 per ounce of gold and $20.00 per pound of molybdenum for the year 2025. Estimated consolidated operating cash flows in 2025 also reflect a projected income tax provision of $2.6 billion (refer to "Consolidated Results—Income Taxes" for further discussion of our projected income tax rate). The impact of price changes on operating cash flows for the year 2025 would approximate $375 million for each $0.10 per pound change in the average price of copper, $140 million for each $100 per ounce change in the average price of gold and $135 million for each $2 per pound change in the average price of molybdenum.

Consolidated Capital Expenditures. Following is a summary of expected capital expenditures for the year 2025 (in billions):

Major mining projects	$2.8[a]
PT-FI's new downstream processing facilities	0.6[b]
Sustaining capital and other	1.6
Total	$5.0

a. Includes $1.1 billion for planned projects, primarily associated with underground mine development, supporting mill and power capital costs and a portion of spending on a new gas-fired combined cycle facility in the Grasberg minerals district, and expansion projects in North America, and $1.7 billion for discretionary growth projects, primarily in the Grasberg minerals district for the development of Kucing Liar and at the Bagdad mine for tailings infrastructure.
b. Excludes capitalized interest, commissioning and owner's costs. Capital expenditures for PT-FI's new downstream processing facilities are expected to be funded with PT-FI's cash flows from operations and availability under PT-FI's revolving credit facility.

We closely monitor market conditions and will adjust our operating plans, including capital expenditures, to protect our liquidity and preserve our asset values, as necessary.

MARKETS

Prices for copper, gold and molybdenum are affected by numerous factors beyond our control and can fluctuate significantly (for further discussion refer to "Risk Factors" contained in Part I, Item 1A. of our annual report on Form 10-K for the year ended December 31, 2024). The following graphs present the London Metal Exchange (LME) copper settlement prices, the London Bullion Market Association (London) PM gold prices, and the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average prices since January 2015.

LME Copper Prices
Through December 31, 2024



This graph presents LME copper settlement prices and the combined reported stocks of copper at the LME, Commodity Exchange Inc. (COMEX) and the Shanghai Futures Exchange from January 2015 through December 2024. Copper sales from our South America and Indonesia operations are generally based on quoted LME monthly average copper settlement prices. For the year 2024, the LME copper settlement prices averaged $4.15 per pound (ranging from a low of $3.67 per pound to a high of $4.92 per pound) and closed at $3.95 per pound on December 31, 2024. The LME copper settlement prices averaged $4.07 per pound in January 2025, and closed at $4.25 per pound on February 13, 2025.

Copper sales from our North America copper mines are generally based on prevailing COMEX monthly average copper settlement prices. For the year 2024, COMEX copper settlement prices averaged $4.22 per pound (ranging from a low of $3.69 per pound to a high of $5.12 per pound) and closed at $3.99 per pound on December 31, 2024. COMEX copper settlement prices averaged $4.25 per pound in January 2025, and closed at $4.77 per pound on February 13, 2025.

We believe fundamentals for copper are favorable with growing demand supported by copper's critical role in the global transition to renewable power, electric vehicles and other carbon-reduction initiatives, continued urbanization in developing countries, data centers and artificial intelligence developments and growing connectivity globally.

London Gold Prices
Through December 31, 2024



This graph presents London PM gold prices from January 2015 through December 2024. For the year 2024, London PM gold prices averaged $2,386 per ounce (ranging from a low of $1,985 per ounce to a high of $2,778 per ounce) and closed at $2,609 per ounce on December 31, 2024. Interest rate reductions, geopolitical tensions and strong demand from central banks positively impacted gold prices during 2024. The London PM gold prices averaged $2,710 per ounce in January 2025, and closed at $2,915 per ounce on February 13, 2025.

Platts Metals Daily Molybdenum Dealer Oxide Prices
Through December 31, 2024



This graph presents the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average prices from January 2015 through December 2024. For the year 2024, the weekly average prices for molybdenum averaged $21.30 per pound (ranging from a low of $19.34 per pound to a high of $23.52 per pound) and was $21.08 per pound on December 31, 2024. Overall global demand for molybdenum is driven by energy, power generation, aerospace, defense and construction sectors. We believe fundamentals for molybdenum are positive with favorable demand drivers and limited supply. The *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price for January 2025 was $20.82 per pound and was $20.70 per pound on February 13, 2025.

CRITICAL ACCOUNTING ESTIMATES

MD&A is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors (Board).

Income Taxes. Refer to Note 9, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of our consolidated income taxes.

In preparing our consolidated financial statements, we estimate the actual amount of income taxes currently payable or receivable as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

Income taxes represent a critical accounting estimate as our operations are in multiple tax jurisdictions where uncertainties arise in the application of complex tax regulations and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. We and our subsidiaries are subject to reviews of our income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of our contracts or laws. Uncertainty in a tax position may arise because tax laws are subject to interpretation. We use significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained upon examination by taxing authorities and (2) measure the amount of tax benefit that qualifies for recognition.

A valuation allowance is provided for those deferred income tax assets for which available information, including positive and negative evidence, suggests that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider carryback opportunities, future reversals of existing taxable temporary differences, prudent and feasible tax planning strategies in each jurisdiction, as well as future taxable income exclusive of reversing temporary differences. If we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced. Refer to Note 9 for further discussion of our valuation allowances.

On January 1, 2023, the provisions of the U.S. Inflation Reduction Act of 2022 (the Act) became applicable to us. The Act includes, among other provisions, a new Corporate Alternative Minimum Tax (CAMT) of 15% on the adjusted financial statement income (AFSI) of corporations with average annual AFSI exceeding $1.0 billion over a three-year period.

In September 2024, the Internal Revenue Service (IRS) issued proposed regulations that provide guidance on the application of the CAMT, which are not final and subject to change. Based on the proposed guidance released by the IRS, we determined that the provisions of the Act did not impact our financial results for the years 2024 or 2023.

In December 2021, the Organisation for Economic Cooperation and Development (OECD) published a framework for Pillar Two of the Global Anti-Base Erosion Rules, which was designed to coordinate participating jurisdictions in updating the international tax system to ensure that large multinational companies pay a minimum level of income tax. Recommendations from the OECD regarding a global minimum income tax and other changes are being considered and/or implemented in jurisdictions where we operate. At current metals market prices, we do not expect enactment of the recommended framework in jurisdictions where we operate to materially impact our financial results.

We have uncertain tax positions related to income tax assessments in Peru and Indonesia, including penalties and interest, which have not been recorded at December 31, 2024. Final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, we pay a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if we believe the amount is collectible. Refer to Note 10 for further discussion.

Environmental Obligations. Refer to Notes 1 and 10, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of environmental obligations, including a summary of changes in our estimated environmental obligations for the three years ended December 31, 2024.

Our current and historical operating activities are subject to various national, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; generation, handling, storage, treatment, transportation and disposal of hazardous substances, hazardous wastes and other toxic materials; and remediation, restoration and reclamation of environmental contamination, and compliance with these laws and regulations requires significant expenditures. Environmental expenditures are charged to expense or capitalized,

depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that obligations have been incurred, and the cost can be reasonably estimated. At December 31, 2024, environmental obligations recorded in our consolidated balance sheet totaled $2.0 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or analogous state programs and for estimated future costs associated with environmental matters.

Accounting for environmental obligations represents a critical accounting estimate because (i) changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations, (ii) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (iii) calculating the discounted cash flows for certain of our environmental obligations requires management to estimate the amounts and timing of projected cash flows and make long-term assumptions about inflation rates and (iv) changes in estimates used in determining our environmental obligations could have a significant impact on our results of operations.

We perform a comprehensive annual review of our environmental obligations and also review changes in facts and circumstances associated with these obligations at least quarterly. Judgments and estimates are based upon currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates), changes in the anticipated scope and timing of remediation activities, the settlement of environmental matters, required remediation methods and actions by or against governmental agencies or private parties.

Asset Retirement Obligations. Refer to Notes 1 and 10, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of reclamation and closure costs, including a summary of changes in our asset retirement obligations (AROs) for the three years ended December 31, 2024.

We record the fair value of our estimated AROs associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. At December 31, 2024, AROs recorded in our consolidated balance sheet totaled $3.7 billion.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management's judgment is required to estimate the extent and timing of expenditures. Accounting for AROs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future, we may commit to taking additional closure actions and/or circumstances affecting our operations could change, (iii) the methods used or required to plug and abandon non-producing oil and gas wellbores, remove platforms, tanks, production equipment and flow lines, and restore the wellsite could change, (iv) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (v) given the magnitude of our estimated reclamation, mine closure and wellsite abandonment and restoration costs, changes in any or all of these estimates could have a significant impact on our results of operations.

Mineral Reserves. Refer to Note 15, and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further information regarding, and risks associated with, our estimated recoverable proven and probable mineral reserves.

Recoverable proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data, in order to establish an operational, economically viable mine plan, and have been prepared in accordance with the disclosure requirements of Subpart 1300 of U.S. Securities and Exchange Commission Regulation S-K. The determination of mineral reserves represents a critical accounting estimate because it involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recoveries.

Estimating the quantity and grade of mineral reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices, the mining methods we use and the related costs incurred to develop and mine our mineral reserves. Our estimates of recoverable proven and probable mineral reserves are prepared by and are the responsibility of our employees. These estimates are reviewed and verified regularly by independent experts in mining, geology and reserve determination.

Our estimated recoverable proven and probable mineral reserves at December 31, 2024, were determined using metal price assumptions of $3.25 per pound of copper, $1,600 per ounce of gold and $12.00 per pound of molybdenum. The following table summarizes changes in our estimated consolidated recoverable proven and probable mineral reserves during 2024:

	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Reserves at December 31, 2023[a]	104.1	24.5	3.34
Net revisions	(3.0)[b]	0.4	(0.10)
Production	(4.2)	(1.9)	(0.08)
Reserves at December 31, 2024[a,c]	97.0	23.0	3.16

a. Includes estimated recoverable metals contained in stockpiles. See below for additional discussion of recoverable copper in stockpiles.
b. Revisions are primarily the result of higher cost assumptions and updated geologic models.
c. May not foot because of rounding.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable mineral reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable mineral reserves. Because the economic assumptions used to estimate mineral reserves may change from period to period and additional geological data is generated during the course of operations, estimates of mineral reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and impairments of long-lived asset carrying values. Based on projected copper sales volumes, if estimated copper reserves at our mines were 10% higher at December 31, 2024, we estimate that our annual depreciation, depletion and amortization (DD&A) expense for 2025 would decrease by approximately $110 million (approximately $43 million to net income attributable to common stock), and a 10% decrease in copper reserves would increase DD&A expense by approximately $137 million (approximately $53 million to net income attributable to common stock). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective DD&A rates.

As discussed below, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable mineral reserves could have an impact on our assessment of asset recoverability.

Recoverable Copper in Stockpiles. Refer to Note 1 for further discussion of our accounting policy for recoverable copper in mill and leach stockpiles, including adjustments to stockpile inventory volumes, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for risks associated with implementation of new technologies associated with the recovery of copper in leach stockpiles.

We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of weighted-average cost or net realizable value.

Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is impracticable to determine copper contained in mill and leach stockpiles by physical count, thus requiring management to employ reasonable estimation methods and (ii) recoveries from leach stockpiles can vary significantly.

At December 31, 2024, estimated consolidated recoverable copper was 1.4 billion pounds in leach stockpiles (with a carrying value of $2.2 billion) and 0.3 billion pounds in mill stockpiles (with a carrying value of $0.4 billion).

Impairment of Long-Lived Mining Assets. Refer to Note 1, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further information regarding, and risks associated with, impairment of long-lived mining assets.

We assess the carrying values of our long-lived mining assets when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating our long-lived mining assets for recoverability, we use estimates of pre-tax undiscounted future cash flows of our mines.

Estimates of future cash flows are derived from current business plans, which are developed using near-term metal price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the mineral reserves; value beyond proven and probable mineral reserve estimates; and the use of appropriate discount rates in the measurement of fair value. We believe our estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows.

During the two-year period ended December 31, 2024, no material impairments of our long-lived mining assets were recorded.

In addition to decreases in future metal price assumptions, other events that could result in future impairment of our long-lived mining assets include, but are not limited to, decreases in estimated recoverable proven and probable mineral reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs.

CONSOLIDATED RESULTS

Years Ended December 31,	2024	2023
SUMMARY FINANCIAL DATA (in millions, except per share amounts)		
Revenues[a,b]	**$25,455**	$22,855
Operating income[a,c]	**$ 6,864**	$ 6,225
Net income attributable to common stock[b,c]	**$ 1,889[d]**	$ 1,848[e]
Diluted net income per share attributable to common stock[b,c]	**$ 1.30[d]**	$ 1.28[e]
Diluted weighted-average common shares outstanding	**1,445**	1,443
Operating cash flows[f]	**$ 7,160**	$ 5,279
Capital expenditures	**$ 4,808**	$ 4,824
At December 31:		
Cash and cash equivalents	**$ 3,923**	$ 4,758
Restricted cash and cash equivalents, current[g]	**$ 888**	$ 1,208
Total debt, including current portion	**$ 8,948**	$ 9,422

a. Refer to Note 14 for a summary of revenues and operating income by operating division.
b. Includes favorable adjustments to prior period provisionally priced concentrate and cathode copper sales totaling $28 million ($9 million to net income attributable to common stock or $0.01 per share) in 2024 and $183 million ($62 million to net income attributable to common stock or $0.04 per share) in 2023 (refer to Note 12).
c. We defer recognizing profits on intercompany sales until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to operating income totaling $21 million ($(3) million to net income attributable to common stock or less than $0.01 per share) in 2024 and $64 million ($37 million to net income attributable to common stock or $0.03 per share) in 2023.
d. Includes net charges totaling $257 million ($0.18 per share), primarily associated with adjustments to PT-FI's ARO, oil and gas charges for impairments and abandonment obligations, metals inventory adjustments, net adjustments to environmental obligations and related litigation reserves and nonrecurring labor-related charges at Cerro Verde, partly offset by net credits associated with historical tax matters at PT-FI and a reduction in accruals for uncertain U.S. tax positions.
e. Includes net charges totaling $373 million ($0.26 per share), primarily associated with net adjustments to environmental obligations and related litigation reserves, contested tax rulings issued by the Peru Supreme Court, impairment of oil and gas properties and an accrual for an administrative fine in Indonesia, partly offset by adjustments to PT-FI's ARO.
f. Working capital and other uses totaled $29 million in 2024 and $880 million in 2023.
g. Includes $0.7 billion at December 31, 2024, and $1.1 billion at December 31, 2023, associated with a portion of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with Indonesia regulations (refer to Notes 10 and 12).

Years Ended December 31,	2024	2023
SUMMARY OPERATING DATA		
Copper (millions of recoverable pounds)		
Production	**4,214**	4,212
Sales, excluding purchases	**4,066**	4,086
Average realized price per pound	**$ 4.21**	$ 3.85
Site production and delivery costs per pound[a]	**$ 2.49**	$ 2.36
Unit net cash costs per pound[a]	**$ 1.56**	$ 1.61
Gold (thousands of recoverable ounces)		
Production	**1,880**	1,993
Sales, excluding purchases	**1,837**	1,713
Average realized price per ounce	**$2,418**	$1,972
Molybdenum (millions of recoverable pounds)		
Production	**80**	82
Sales, excluding purchases	**78**	81
Average realized price per pound	**$21.77**	$24.64

a. Reflects per pound weighted-average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, before net noncash and other costs. For reconciliations of the per pound unit net cash costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Product Revenues and Production Costs."

Revenues

Consolidated revenues totaled $25.5 billion in 2024 and $22.9 billion in 2023. Our revenues primarily include the sale of copper concentrate, copper cathode, copper rod, gold in concentrate and anode slimes, and molybdenum. Following is a summary of changes in our consolidated revenues from 2023 to 2024 (in millions):

Consolidated revenues—2023	$22,855
Mining operations:	
(Lower) higher sales volumes:	
Copper	(73)
Gold	316
Molybdenum	(63)
Higher (lower) averaged realized prices:	
Copper	1,464
Gold	836
Molybdenum	(225)
Adjustments for prior year provisionally priced copper sales	(155)
Higher Atlantic Copper revenues	207
Higher revenues from sales of purchased copper	277
Lower treatment charges	142
Higher export duties and royalties	(246)
Other, including intercompany eliminations	120
Consolidated revenues—2024	$25,455

Sales Volumes. Copper sales volumes in 2024 were slightly lower than 2023, primarily reflecting lower ore grades and operating rates in North America, partly offset by higher ore grades and operating rates in Indonesia. Gold sales volumes were higher in 2024, compared to 2023, primarily reflecting the timing of shipments at PT-FI. Refer to "Operations" for further discussion of sales volumes at our mining operations.

Realized Prices. Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold and molybdenum. In 2024, our average realized prices, compared with 2023, were 9% higher for copper, 23% higher for gold and 12% lower for molybdenum.

Certain sales contracts for copper and gold provide final pricing in a specified future month (generally one to four months from the shipment date). We record revenues and invoice customers at the time of shipment based on then-current LME or London PM prices, which results in an embedded derivative on provisionally priced sales that are adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper and gold prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper and gold prices, the opposite occurs.

Consolidated revenues include net favorable (unfavorable) adjustments to current year provisionally priced copper sales (*i.e.*, provisionally priced sales during the years 2024 and 2023) totaling $89 million for 2024 and $(86) million for 2023. See below for discussion of adjustments related to prior year provisionally priced copper sales.

Prior Year Provisionally Priced Copper Sales. Net favorable adjustments to prior years' provisionally priced copper sales (*i.e.*, provisionally priced copper sales at December 31, 2023 and 2022) recorded in consolidated revenues totaled $28 million in 2024 and $183 million in 2023. Refer to "Disclosures About Market Risks—Commodity Price Risk" for further discussion of our provisionally priced copper sales, and to Note 12 for a summary of total adjustments to prior period and current period provisionally priced copper sales.

Atlantic Copper Revenues. Higher Atlantic Copper revenues of $3.0 billion in 2024, compared with $2.8 billion in 2023, primarily reflect higher copper prices.

Sales of Purchased Copper. We purchase copper cathode primarily for processing by our Rod & Refining operations. The volumes of copper purchases vary depending on cathode production from our operations and totaled 158 million pounds in 2024 and 103 million pounds in 2023. Revenues associated with the sale of purchased copper vary with the volume of copper purchases and changes in copper prices.

Treatment Charges. Revenues from our concentrate sales are recorded net of treatment charges (*i.e.*, fees paid to smelters that are generally negotiated annually), which will vary with the sales volumes and the price of copper. The decrease in treatment charges in 2024, compared to 2023, primarily reflects lower copper concentrate sales volumes in South America.

Export Duties and Royalties. Export duties and royalties are primarily associated with PT-FI sales. Effective March 29, 2023, PT-FI's export duties of 2.5% were eliminated upon verification that construction progress of its new smelter exceeded 50%, but were reinstated at a rate of 7.5% in July 2023 under a revised regulation. PT-FI incurred export duties totaling $457 million in 2024 and $324 million in 2023. Royalties will vary with the volume of metal sold and the prices of copper and gold. Refer to Note 11 for discussion of PT-FI's export duties and royalties.

Production and Delivery Costs

Consolidated production and delivery costs totaled $15.6 billion in 2024, compared with $13.6 billion in 2023. Higher production and delivery costs in 2024 primarily reflect increased costs at PT-FI associated with higher operating rates and sales volumes, and for adjustments to its ARO (refer to Note 10 for discussion of Indonesia reclamation and closure programs). Production and delivery costs also include oil and gas charges totaling $217 million in 2024 and $70 million in 2023, mostly for impairments and assumed abandonment obligations from bankruptcies of other companies (refer to Note 10) and nonrecurring labor-related charges totaling $97 million in 2024 associated with Cerro Verde's new collective labor agreements (CLA). Refer to Note 14 for details of production and delivery costs by operating segment.

Mining Unit Site Production and Delivery Costs Per Pound. Site production and delivery costs for our copper mining operations primarily include labor, energy and other commodity-based inputs, such as sulfuric acid, steel, reagents, liners, tires and explosives. Consolidated unit site production and delivery costs (before net noncash and other costs) for our copper mines averaged $2.49 per pound of copper in 2024 and $2.36 per pound in 2023. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant amounts of energy, principally diesel, electricity, coal and natural gas, most of which is obtained from third parties under long-term contracts. Our take-or-pay contractual obligations for electricity totaled approximately $0.2 billion at December 31, 2024. We do not have take-or-pay contractual obligations for other energy commodities. Energy represented 16% of our copper mine site operating costs in 2024, including purchases of approximately 270 million gallons of diesel fuel; approximately 8,550 gigawatt hours of electricity at our North America and South America copper mining operations (we generate all of our power at our Indonesia mining operation); approximately 750 thousand metric tons of coal for our coal power plant in Indonesia; and approximately 2 million MMBtu (million British thermal units) of natural gas at certain of our North America mines. Based on current cost estimates, energy will approximate 16% of our copper mine site operating costs for the year 2025.

Depreciation, Depletion and Amortization

Depreciation will vary under the UOP method as a result of changes in sales volumes and the related UOP rates at our mining operations. Consolidated DD&A totaled $2.2 billion in 2024 and $2.1 billion in 2023. Our consolidated DD&A is estimated to approximate $2.5 billion for the year 2025, based on current sales volume estimates. The increase in 2025, compared to 2024, primarily reflects expected completion of commissioning activities for PT-FI's new downstream processing facilities.

Environmental Obligations and Shutdown Costs

Environmental obligation costs reflect net revisions to our long-term environmental obligations, which vary from period to period because of changes to environmental laws and regulations, the settlement of environmental matters and/or circumstances affecting our operations that could result in significant changes in our estimates (refer to "Critical Accounting Estimates—Environmental Obligations" for further discussion). Shutdown costs include care-and-maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Net charges for environmental obligations and shutdown costs totaled $127 million in 2024, including $82 million in net adjustments to environmental obligations. Net charges totaled $319 million in 2023, including $195 million in net adjustments to environmental obligations and $65 million associated with an adjustment to the proposed settlement of talc-related litigation. Refer to Note 10 for further discussion of environmental obligations and litigation matters.

Interest Expense, Net

Consolidated interest costs (before capitalization) totaled $710 million in 2024 and $782 million in 2023. The year 2023 included $74 million of interest charges associated with Cerro Verde's contested tax rulings issued by the Peru Supreme Court.

Capitalized interest totaled $391 million in 2024 and $267 million in 2023. The increase in capitalized interest in 2024, compared with 2023, resulted from construction and development projects in process, primarily related to PT-FI's new downstream processing facilities. Refer to "Operations" and "Capital Resources and Liquidity—Investing Activities" for further discussion of current development projects.

Other Income, Net

Other income, net, which totaled $362 million in 2024 and $286 million in 2023, primarily includes amounts associated with interest income, currency exchange gains and losses, and mark-to-market impacts of trust assets used to satisfy financial assurance obligations for our New Mexico mining operations. The year 2024 also includes a credit of $26 million associated with the reduction in the accrual to indemnify PT Mineral Industri Indonesia (MIND ID) from potential losses arising from historical tax disputes, and the year 2023 also includes a $69 million charge associated with Cerro Verde's contested tax rulings issued by the Peru Supreme Court.

Income Taxes

Refer to Note 9, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of income taxes.

Following is a summary of the approximate amounts used in the calculation of our consolidated income tax provision for the years ended December 31 (in millions, except percentages):

	2024			2023		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.[b]	$ (533)[c]	7%	$ 36[c]	$ 55	—%[d]	$ 1
South America	1,519	40%	(604)	1,303	40%	(515)
Indonesia	5,754	36%	(2,089)	4,830	37%	(1,771)
Cerro Verde historical tax matters	—	N/A	—	(142)[e]	N/A	3
PT-FI historical tax matters	16[f]	N/A	182[f]	(5)	N/A	(3)
Eliminations and other	151	N/A	(48)	(35)	N/A	15
Consolidated FCX	$6,907	37%	$(2,523)	$6,006	38%	$(2,270)

a. Represents income before income taxes, equity in affiliated companies' net earnings and noncontrolling interests.
b. In addition to our North America mining operations, which had operating income of $0.8 billion in 2024 and $1.0 billion in 2023 (refer to Note 14), the U.S. jurisdiction reflects non-operating sites and corporate-level expenses, which include interest expense associated with our senior notes and general and administrative expenses. The U.S. jurisdiction also includes net revisions to environmental obligation estimates and charges associated with oil and gas abandonment obligations and impairments.
c. Includes net credits associated with the closure of our 2017 and 2018 U.S. federal income tax exams.
d. Includes a valuation allowance release on prior year unbenefited net operating losses.
e. Reflects net charges associated with contested tax rulings issued by the Peru Supreme Court.
f. Reflects net credits associated with closure of PT-FI's 2021 corporate income tax audit and resolution of a framework for Indonesia disputed tax matters.

Assuming achievement of current sales volume and cost estimates and average prices of $4.00 per pound for copper, $2,700 per ounce for gold and $20.00 per pound for molybdenum, we estimate our consolidated effective tax rate for the year 2025 would approximate 40%. Changes in projected sales volumes and average prices during 2025 would incur tax impacts at estimated effective rates of 39% for Peru, 36% for Indonesia and 0% for the U.S., which excludes any impacts from the Act.

Net Income Attributable to Noncontrolling Interests

Refer to Note 2 for ownership in our subsidiaries.

Net income attributable to noncontrolling interests, which is primarily associated with PT-FI, Cerro Verde and El Abra, totaled $2.5 billion in 2024 and $1.9 billion in 2023. In September 2024, we increased our ownership interest in Cerro Verde to 55.08% from 53.56%. Refer to Note 14 for net income attributable to noncontrolling interests for each of our business segments.

Based on achievement of current sales volume and cost estimates and assuming average prices of $4.00 per pound of copper, $2,700 per ounce of gold and $20.00 per pound of molybdenum for the year 2025, we estimate that net income attributable to noncontrolling interests will approximate $2.3 billion for the year 2025. The impact of price changes on net income attributable to noncontrolling interests for the year 2025 would approximate $0.2 billion for each $0.25 per pound change in the average price of copper for the year 2025. The actual amount will depend on many factors, including relative performance of each business segment, commodity prices, costs and other factors.

OPERATIONS

Responsible Production

Refer to Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for discussion of our involvement with the International Council on Mining & Metals and environmental (including climate) and social-related risks.

We demonstrate our responsible production performance through the Copper Mark, a comprehensive assurance framework developed specifically for the copper industry, and recently extended to other metals including molybdenum. To achieve the Copper Mark, each site is required to complete an independent external assurance process to assess conformance with various environmental, social and governance criteria. Awarded sites must be revalidated every three years. We have achieved, and are committed to maintaining, the Copper Mark and/or Molybdenum Mark, as applicable, at all of our operating sites globally.

Technology and Leaching Innovation Initiatives

We are progressing initiatives across our North America and South America operations by incorporating new applications, technologies and data analytics to our leaching processes. In late 2023, we achieved our initial incremental annual run rate target of approximately 200 million pounds of copper. Incremental copper production from these initiatives totaled 214 million pounds in 2024, compared with a total of 144 million pounds in 2023. We have projects underway to apply recent operational enhancements to our leaching processes on a larger scale and are testing new innovative technology applications that we believe have the potential for significant increases in recoverable metal from leach stockpiles beyond the current run rate. Continued success with these initiatives could contribute to favorable adjustments in recoverable copper in certain leach stockpiles and positively impact average unit net cash costs.

In addition to technology-driven leaching initiatives, we are pursuing opportunities to leverage new technologies and analytic tools in automation and operating practices with a goal of improving operating efficiencies, and reducing costs and capital intensity of our current operations and future development projects. We believe these technology and leaching initiatives are particularly important to our North America operations, which have lower ore grades.

Feasibility and Optimization Studies

We are engaged in various studies associated with potential future expansion projects primarily at our mining operations. The costs for these studies are charged to production and delivery costs as incurred and totaled $155 million in 2024 and $185 million in 2023. We estimate the costs of these studies will approximate $240 million for the year 2025, subject to market conditions and other factors.

North America

We manage seven copper operations in North America—Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. We also operate a copper smelter in Miami, Arizona. All of the North America operations are wholly owned, except for Morenci. We record our 72% undivided joint venture interest in Morenci using the proportionate consolidation method.

The North America copper operations include open-pit mining, sulfide-ore concentrating, leaching and solution extraction/electrowinning (SX/EW) facilities. A majority of the copper produced at our North America copper operations is cast into copper rod by our Rod & Refining segment. The remainder of our North America copper production is sold as copper cathode or copper concentrate, a portion of which is shipped to Atlantic Copper (our wholly owned smelter and refinery in Spain). Molybdenum concentrate, gold and silver are also produced by certain of our North America copper operations.

Development Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of risks associated with development projects.

We have substantial reserves and future opportunities in the U.S., primarily associated with existing mining operations.

We have a potential expansion project to more than double the concentrator capacity of the Bagdad operation in northwest Arizona. Bagdad's reserve life currently exceeds 80 years and supports an expanded operation. In late 2023, we completed technical and economic studies, which indicate the opportunity to construct new concentrating facilities to increase copper production by 200 to 250 million pounds per year at estimated incremental project capital costs of approximately $3.5 billion. Expanded operations would provide improved efficiency and reduce unit net cash costs through economies of scale. Project economics indicate that the expansion would require an incentive copper price in the range of $3.50 to $4.00 per pound and approximately three to four years to complete. The decision of whether to proceed and timing of the potential expansion will take into account overall copper market conditions, availability of labor and other factors, including deployment of our autonomous haul truck fleet conversion expected by year-end 2025 and expanding housing alternatives to support long-range plans. In parallel, we are enhancing local infrastructure and advancing activities for expanded tailings infrastructure projects required under long-range plans in order to advance the potential construction timeline.

We have commenced pre-feasibility studies in the Lone Star district of Safford to define a potential significant expansion opportunity. Positive drilling conducted in recent years indicates a large, mineralized district with opportunities to pursue a further expansion project. We expect to complete these studies in 2026. The decision of whether to proceed and timing of the potential expansion will take into account results of technical and economic studies, overall copper market conditions and other factors.

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31:

	2024	2023
Operating Data, Net of Joint Venture Interests		
Copper (millions of recoverable pounds)		
Production	1,246	1,350
Sales, excluding purchases	1,257	1,361
Average realized price per pound	$ 4.29	$ 3.93
Molybdenum (millions of recoverable pounds)		
Production[a]	30	30
100% Operating Data		
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	609,400	692,000
Average copper ore grade (%)	0.20	0.23
Copper production (millions of recoverable pounds)	842	941
Mill operations		
Ore milled (metric tons per day)	311,700	308,500
Average ore grade (%):		
Copper	0.30	0.32
Molybdenum	0.02	0.02
Copper recovery rate (%)	83.2	81.8
Copper production (millions of recoverable pounds)	601	633

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at the North America copper mines.

Our consolidated copper production and sales volumes from the North America copper mines in 2024 were below 2023 volumes, primarily reflecting lower ore grades and operating rates, partly offset by leach recovery initiatives.

North America copper sales are estimated to approximate 1.4 billion pounds in 2025. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following table summarizes unit net cash costs and gross profit per pound at our North America copper mines for the two years ended December 31, 2024. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2024			2023		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 4.29	$ 4.29	$20.13	$ 3.93	$ 3.93	$23.38
Site production and delivery, before net noncash and other costs shown below	3.46	3.10	16.20	3.00	2.65	17.63
By-product credits	(0.48)	—	—	(0.49)	—	—
Treatment charges	0.13	0.12	—	0.12	0.12	—
Unit net cash costs	3.11	3.22	16.20	2.63	2.77	17.63
DD&A	0.34	0.31	1.19	0.30	0.27	1.30
Noncash and other costs, net	0.19[b]	0.18	0.36	0.18[b]	0.16	0.77
Total unit costs	3.64	3.71	17.75	3.11	3.20	19.70
Revenue adjustments, primarily for pricing on prior period open sales	—	—	—	0.01	0.01	—
Gross profit per pound	$ 0.65	$ 0.58	$ 2.38	$ 0.83	$ 0.74	$ 3.68
Copper sales (millions of recoverable pounds)	1,263	1,263		1,367	1,367	
Molybdenum sales (millions of recoverable pounds)[a]			30			30

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $0.05 per pound of copper in 2024 and $0.08 per pound of copper in 2023 for feasibility and optimization studies. Also, includes charges totaling $0.05 per pound of copper in 2024 and $0.01 per pound of copper in 2023 for metals inventory adjustments.

Our North America copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for the North America copper mines of $3.11 per pound of copper in 2024 were higher than average unit net cash costs of $2.63 per pound of copper in 2023, primarily reflecting lower copper volumes and higher mining and labor costs.

Because certain assets are depreciated on a straight-line basis, North America's average unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for the North America copper mines are expected to approximate $3.00 per pound of copper for the year 2025, based on achievement of current sales volume and cost estimates and assuming an average price of $20.00 per pound of molybdenum. North America's average unit net cash costs for the year 2025 would change by approximately $0.05 per pound for each $2 per pound change in the average price of molybdenum.

SOUTH AMERICA

We manage two copper operations in South America—Cerro Verde in Peru (in which we own a 55.08% interest) and El Abra in Chile (in which we own a 51% interest), which are consolidated in our financial statements.

In September 2024, we purchased 5.3 million shares of Cerro Verde common stock for $210 million, increasing our ownership interest in Cerro Verde to 55.08% from 53.56%.

South America operations includes open-pit mining, sulfide-ore concentrating, leaching and SX/EW facilities. Production from our South America operations is sold as copper concentrate or cathode under long-term contracts.

Our South America operations also sell a portion of their copper concentrate production to Atlantic Copper. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Development Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of risks associated with development projects.

At the El Abra operations in Chile, we have completed substantial drilling and evaluations to define a large sulfide resource that would support a potential major mill project similar to the large-scale concentrator at Cerro Verde. We are preparing data for a potential submission of an environmental impact statement by year-end 2025, subject to ongoing stakeholder engagement and economic evaluations. Preliminary estimates, which remain under review, indicate that the project economics would be supported using an incentive copper price of less than $4.00 per pound. The decision of whether to proceed and timing of the potential project will take into account overall copper market conditions, required permitting and other factors.

Operating Data. Following is summary consolidated operating data for our South America operations for the years ended December 31.

	2024	2023
Copper (millions of recoverable pounds)		
Production	1,168	1,202
Sales	1,177	1,200
Average realized price per pound	$ 4.16	$ 3.82
Molybdenum (millions of recoverable pounds)		
Production[a]	20	22
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	164,300	191,200
Average copper ore grade (%)	0.42	0.35
Copper production (millions of recoverable pounds)	295	317
Mill operations		
Ore milled (metric tons per day)	415,500	417,400
Average ore grade (%):		
Copper	0.33	0.34
Molybdenum	0.01	0.01
Copper recovery rate (%)	83.6	81.3
Copper production (millions of recoverable pounds)	873	885

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at Cerro Verde.

Our consolidated copper production and sales volumes from our South America operations in 2024 were slightly lower than 2023 volumes, primarily reflecting lower operating rates, offset by higher ore grades.

South America copper sales volumes are expected to approximate 1.1 billion in 2025 as a result of slightly lower expected ore grades. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following table summarizes unit net cash costs and gross profit per pound of copper at our South America operations for the two years ended December 31, 2024. Unit net cash costs per pound of copper are reflected under the by-product and co-product methods as the South America operations also had sales of molybdenum and silver. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2024		2023	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 4.16	$ 4.16	$ 3.82	$ 3.82
Site production and delivery, before net noncash and other costs shown below	2.63	2.43	2.57	2.34
By-product credits	(0.34)	—	(0.39)	—
Treatment charges	0.16	0.16	0.19	0.19
Royalty on metals	0.01	0.01	0.01	0.01
Unit net cash costs	2.46	2.60	2.38	2.54
DD&A	0.38	0.35	0.38	0.35
Noncash and other costs, net	0.08[a]	0.07	0.08[a]	0.07
Total unit costs	2.92	3.02	2.84	2.96
Revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03	0.06	0.06
Gross profit per pound	$ 1.27	$ 1.17	$ 1.04	$ 0.92
Copper sales (millions of recoverable pounds)	1,177	1,177	1,200	1,200

a. Includes $0.05 per pound of copper in 2024 and $0.04 per pound of copper in 2023 for feasibility and optimization studies.

Our South America operations have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for South America operations of $2.46 per pound of copper in 2024 were higher than average unit net cash costs of $2.38 per pound in 2023, primarily reflecting charges totaling $97 million ($0.08 per pound of copper) associated with nonrecurring labor-related charges at Cerro Verde associated with new multi-year CLAs with its two unions and lower by-product credits.

Revenues from Cerro Verde's copper concentrate sales are recorded net of treatment charges, which will vary with Cerro Verde's sales volumes and the price of copper.

Because certain assets are depreciated on a straight-line basis, South America's unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for South America operations are expected to approximate $2.50 per pound of copper for the year 2025, based on achievement of current sales volume and cost estimates and assuming an average price of $20.00 per pound of molybdenum.

Indonesia

PT-FI operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PT-FI produces copper concentrate that contains significant quantities of gold and silver. We have a 48.76% ownership interest in PT-FI and manage its operations. PT-FI's results are consolidated in our financial statements. Once the full ramp-up of the new downstream processing facilities is achieved, PT-FI will be a fully integrated producer of refined copper and gold.

Concentrate Exports. Current regulations in Indonesia prohibit exports of copper concentrate as of January 1, 2025. Pursuant to the terms of its special mining business license (IUPK) regarding force majeure events, PT-FI has requested approval from the Indonesia government to permit the export of copper concentrate in 2025 until the required repairs of its new smelter following the October 2024 fire incident (see below for further discussion) and full ramp-up are complete. Based on discussions with the Indonesia government, PT-FI expects to re-commence exports of copper concentrate during first-quarter 2025, and pursuant to current regulations, would be required to pay a 7.5% export duty on copper concentrate exports during 2025.

Refer to Notes 10 and 11 for further discussion of Indonesia regulatory matters, including its IUPK, export proceeds and export duties.

Long-Term Mining Rights. Pursuant to regulations issued during 2024, PT-FI is eligible to apply for an extension of its mining rights beyond 2041, provided certain conditions are met, including ownership of integrated downstream facilities that have entered the operational stage; domestic ownership of at least 51% and agreement with a state-owned enterprise for an additional 10%

ownership; and commitments for additional exploration and increases in refining capacity, each as approved by the Ministry of Energy and Mineral Resources. Application for extension may be submitted at any time up to one year prior to the expiration of PT-FI's IUPK. PT-FI expects to apply for an extension during 2025, pending agreement with MIND ID on a purchase and sale agreement for the transfer in 2041 of an additional 10% interest in PT-FI.

An extension would enable continuity of large-scale operations for the benefit of all stakeholders and provide growth options through additional resource development opportunities in the highly attractive Grasberg minerals district.

Operating and Development Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of risks associated with development projects.

Over a multi-year investment period, PT-FI has successfully commissioned three large-scale underground mines in the Grasberg minerals district (Grasberg Block Cave, Deep Mill Level Zone (DMLZ) and Big Gossan). Milling rates for ore from these underground mines averaged 208,400 metric tons of ore per day in 2024 and 198,300 metric tons of ore per day in 2023. In December 2024, PT-FI completed construction of a new copper cleaner circuit, a mill recovery project to enhance recoveries and optimize concentrate production, with commissioning underway.

Kucing Liar. Long-term mine development activities are ongoing for PT-FI's Kucing Liar deposit in the Grasberg minerals district. Kucing Liar is expected to produce over 7 billion pounds of copper and 6 million ounces of gold between 2029 and the end of 2041, and an extension of PT-FI's operating rights beyond 2041 would extend the life of the project. Development activities commenced in 2022 and are expected to continue over an approximate 10-year timeframe. Capital investments for Kucing Liar are estimated to total $4 billion over the next seven to eight years (averaging approximately $0.5 billion per annum). Approximately $0.6 billion has been incurred through December 31, 2024. At full operating rates, annual production from Kucing Liar is expected to approximate 560 million pounds of copper and 520 thousand ounces of gold, providing PT-FI with sustained long-term, large-scale and low-cost production. Kucing Liar will benefit from substantial shared infrastructure and PT-FI's experience and long-term success in block-cave mining.

Natural Gas Facilities. PT-FI plans to transition its existing energy source from coal to natural gas, which would meaningfully reduce PT-FI's Scope 1 greenhouse gas emissions at the Grasberg minerals district. The majority of PT-FI's planned investments in a new gas-fired combined cycle facility are expected to be incurred over the next three years, at a cost of approximately $1 billion, which

represents an incremental cost of $0.4 billion compared to previously planned investments to refurbish the existing coal units. Once complete, PT-FI's dual-fuel power plant and the new gas-fired combined cycle facility will be fueled by natural gas, supplied by a floating liquefied natural gas storage and regassification unit.

Downstream Processing Facilities. *New Smelter.* Construction of the new greenfield smelter in Eastern Java, Indonesia was completed during 2024. In October 2024, during start-up activities, a fire occurred that required a temporary suspension of smelting operations to complete repairs. Procurement of long-lead items is advanced and repairs are scheduled to be completed by mid-2025, and PT-FI expects ramp-up to full capacity to be achieved by year-end 2025. PT-FI expects restoration, repair and replacement costs to approximate $100 million, which are expected to be mostly offset through recovery under construction insurance programs.

PMR. As part of start-up activities, PT-FI commenced gold production at its new PMR in December 2024. The facility has capacity to refine all precious metals from PT-FI's new smelter as well as from PT Smelting, PT-FI's 66%-owned smelter and refinery in Gresik, Indonesia.

Refer to "Smelting and Refining" and Note 2 for further discussion of PT Smelting.

Operating Data. Following is summary consolidated operating data for Indonesia operations for the years ended December 31.

	2024	2023
Operating Data		
Copper (millions of recoverable pounds)		
Production	1,800	1,660
Sales	1,632	1,525
Average realized price per pound	$ 4.19	$ 3.81
Gold (thousands of recoverable ounces)		
Production	1,861	1,978
Sales	1,817	1,697
Average realized price per ounce	$ 2,418	$ 1,972
Ore extracted and milled (metric tons per day):		
Grasberg Block Cave underground mine	133,800	117,300
DMLZ underground mine	64,900	75,900
Big Gossan underground mine	8,000	7,900
Other adjustments	1,700	(2,800)
Total	208,400	198,300
Average ore grade:		
Copper (%)	1.27	1.22
Gold (grams per metric ton)	1.00	1.12
Recovery rates (%):		
Copper	88.4	89.7
Gold	76.9	77.9

Higher consolidated copper and gold sales volumes in 2024, compared with 2023, primarily reflected higher mining and milling rates, higher copper ore grades and the timing of shipments.

PT-FI's consolidated copper production volumes for 2024 exceeded sales volumes, reflecting an increase in concentrate inventory held at PT-FI's new downstream processing facilities expected to be sold as refined metal in the second half of 2025. PT-FI's consolidated copper and gold production volumes for 2023 exceeded sales volumes, reflecting the deferral of sales recognition related to the PT Smelting tolling arrangement (as discussed below and in Note 2).

Consolidated sales volumes from PT-FI are expected to approximate 1.55 billion pounds of copper and 1.6 million ounces of gold in 2025. PT-FI's projected sales volumes in 2025 reflect reduced operating rates associated with two major maintenance projects in its concentrating facilities. Projected sales volumes are dependent on operational performance; Indonesia regulatory approval to export copper concentrate until repairs and full ramp-up of PT-FI's new smelter are complete; weather-related conditions; and other factors detailed in the "Cautionary Statement" below.

Unit Net Cash (Credits) Costs. We believe unit net cash (credits) costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and per Ounce of Gold. The following table summarizes the unit net cash (credits) costs and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the two years ended December 31, 2024. Refer to "Product Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2024			2023		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Gold		Copper	Gold
Revenues, excluding adjustments	$ 4.19	$ 4.19	$2,418	$ 3.81	$ 3.81	$1,972
Site production and delivery, before net noncash and other costs shown below	1.64	0.98	566	1.62	1.01	522
Gold, silver and other by-product credits	(2.82)	—	—	(2.30)	—	—
Treatment charges	0.35	0.21	120	0.35	0.22	114
Export duties	0.28	0.17	96	0.21	0.13	69
Royalty on metals	0.27	0.16	92	0.22	0.14	71
Unit net cash (credits) costs	(0.28)	1.52	874	0.10	1.50	776
DD&A	0.73	0.44	252	0.68	0.42	218
Noncash and other costs, net	0.22[a]	0.13	77	0.01[b]	0.01	5
Total unit costs	0.67	2.09	1,203	0.79	1.93	999
Revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	(2)	0.08	0.07	9
PT Smelting intercompany profit	—	—	—	0.07	0.05	24
Gross profit per pound/ounce	$ 3.53	$ 2.11	$1,213	$ 3.17	$ 2.00	$1,006
Copper sales (millions of recoverable pounds)	1,632	1,632		1,525	1,525	
Gold sales (thousands of recoverable ounces)			1,817			1,697

a. Includes charges of $0.09 per pound of copper associated with ARO adjustments, $0.08 per pound of copper for operational readiness and start-up costs associated with PT-FI's new downstream processing facilities, $0.02 per pound of copper for amounts capitalized in prior years associated with construction of PT-FI's new downstream processing facilities and $0.02 per pound of copper for feasibility and optimization studies.

b. Includes credits of $0.07 per pound of copper associated with ARO adjustments, and charges of $0.04 per pound of copper associated with an administrative fine and $0.02 per pound of copper for feasibility and optimization studies.

A significant portion of PT-FI's costs are fixed and unit costs vary depending on volumes and other factors. PT-FI's unit net cash credits (including gold, silver and other by-product credits) of $0.28 per pound of copper in 2024 were favorable compared to the unit net cash costs (net of gold, silver and other by-product credits) of $0.10 per pound of copper in 2023, primarily reflecting higher gold credits and higher copper volumes.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold. PT-FI royalties totaled $433 million in 2024 and $338 million in 2023.

Export duties totaled $457 million in 2024 and $324 million in 2023. Refer to Note 11 for further discussion of PT-FI's export duties.

Because certain assets are depreciated on a straight-line basis, PT-FI's unit depreciation rate may vary with asset additions and the level of copper volumes and changes in copper and gold inventory.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

As discussed in Note 2, beginning in 2023, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement and there are no further sales from PT-FI to PT Smelting. PT Smelting's intercompany profit for 2023 represents the change in the deferral of PT-FI's profit on prior sales to PT Smelting.

Average unit net cash credits (including gold, silver and other by-product credits) for PT-FI are expected to approximate $0.27 per pound of copper for the year 2025, based on achievement of current sales volumes (including estimates for copper concentrate exports) and cost estimates and assuming an average price of $2,700 per ounce of gold. PT-FI's average unit net cash costs for the year 2025 would change by approximately $0.09 per pound of copper for each $100 per ounce change in the average price of gold.

PT-FI's projected sales volumes and unit net cash costs for the year 2025 are dependent on operational performance; Indonesia regulatory approval to export copper concentrate until repairs and full ramp-up of PT-FI's new smelter are complete; weather-related conditions; timing of shipments; and other factors. Refer to "Cautionary Statement" below, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of factors that could cause results to differ materially from projections.

Molybdenum Mines

We operate two wholly owned primary molybdenum operations in Colorado—the Climax open-pit mine and the Henderson underground mine. The Climax and Henderson mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products. The majority of the molybdenum concentrate produced at the Climax and Henderson mines, as well as from our North America copper mines and South America operations, is processed at our conversion facilities.

Operating and Development Activities. Production from the Molybdenum mines totaled 30 million pounds of molybdenum in both 2024 and 2023. Refer to "Consolidated Results" for our consolidated molybdenum operating data, which includes sales of molybdenum produced at our primary molybdenum operations and from our North America copper mines and South America operations. Refer to "Outlook" for projected consolidated molybdenum sales volumes and to "Markets" for a discussion of molybdenum prices.

Unit Net Cash Costs per Pound of Molybdenum. We believe unit net cash costs per pound of molybdenum is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Average unit net cash costs for our Molybdenum mines of $17.89 per pound of molybdenum in 2024 were higher than $15.13 per pound of molybdenum in 2023, primarily reflecting contract labor transition costs. Average unit net cash costs for the Molybdenum mines are expected to approximate $15.20 per pound of molybdenum for the year 2025, based on achievement of current sales volumes and cost estimates. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

Smelting and Refining

Through our downstream integration, we are able to assure placement of a significant portion of our copper concentrate production. PT-FI wholly owns and operates its new downstream facilities in Eastern Java, Indonesia, and has a 66% ownership interest in PT Smelting (39.5% prior to June 30, 2024), which is operated by Mitsubishi Materials Corporation (refer to Note 2 for further discussion of PT Smelting). We wholly own and operate the Miami smelter in Arizona, the El Paso refinery in Texas, and Atlantic Copper smelter and refinery in Huelva, Spain.

During 2024, PT-FI completed construction of its new downstream processing facilities. In October 2024, during start-up activities of the new smelter, a fire occurred requiring a temporary suspension of smelting operations to complete repairs (for further discussion refer to "Operations—Indonesia—Downstream Processing Facilities"). The new smelter will smelt and refine copper concentrate from PT-FI and the PMR, which commenced gold production as part of start-up activities in December 2024, will process anode slimes from the new smelter and PT Smelting. Once its new downstream processing facilities are operational, PT-FI's operations will be fully integrated and treatment charges reflecting the cost of smelting and refining operations will be recorded in production and delivery costs.

PT-FI recorded charges for operational readiness and start-up costs associated with the new downstream processing facilities totaling $133 million in 2024. We estimate that operational readiness and start-up costs associated with the new downstream processing facilities will approximate $120 million for the year 2025.

The Miami smelter has been operating for over 100 years and has been upgraded numerous times during that period to implement new technologies, improve production and comply with air quality requirements. Major maintenance turnarounds are anticipated to occur approximately every three to four years for the Miami smelter. We performed a major maintenance turnaround for the Miami smelter during 2021 and the next major maintenance turnaround is scheduled for mid-year 2025, for which we expect to incur maintenance charges and idle facility costs of approximately $85 million.

Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During the year 2024, Atlantic Copper's copper concentrate purchases included 30% from our copper mining operations and 70% from third parties. Atlantic Copper's treatment charges, which consist of a base rate per pound of copper and per ounce of gold, are generally fixed and represent a cost to our mining operations and income to Atlantic Copper (*i.e.*, higher treatment charges benefit our Atlantic Copper operations). Our North America copper mines

are less significantly affected by changes in treatment charges because these operations are largely integrated with our Miami smelter and El Paso refinery.

We defer recognizing profits on sales from our mining operations to Atlantic Copper until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to operating income totaling $21 million ($(3) million to net income attributable to common stock) in 2024 and $64 million ($37 million to net income attributable to common stock) in 2023. Our net deferred profits on our inventories at Atlantic Copper to be recognized in future periods' operating income totaled $181 million ($60 million to net income attributable to common stock) at December 31, 2024. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings.

In May 2024, the U.S. Environmental Protection Agency (EPA) amended its rule establishing standards for hazardous air pollutant emissions from primary copper smelters. This final rule will impact our Miami, Arizona smelter operations, which process a significant portion of the copper concentrate produced by our North America copper mines. We are evaluating processes and equipment modifications and the costs involved, which could be significant in connection with the revised rule requirements. Our appeal of EPA's final rule to the Court of Appeals for the District of Columbia Circuit is suspended, pending resolution of several petitions for reconsideration to EPA filed by us and other parties. Refer to "Governmental Regulations—Environmental Matters" in Items 1 and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for additional information on new and revised environmental regulatory requirements that may result in substantial increased costs for our business.

CAPITAL RESOURCES AND LIQUIDITY

Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. See "Consolidated Results," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of our energy requirements and related costs.

We remain focused on managing costs efficiently and continue to advance several important value-enhancing initiatives. We believe the actions we have taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow us to continue to execute our business plans in a prudent manner during periods of economic uncertainty while preserving substantial future asset values. We closely monitor market conditions and will adjust our operating plans to protect liquidity and preserve our asset values, if necessary. We expect to maintain a strong balance sheet and liquidity position as we focus on building long-term value in our business, executing our operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

Based on current sales volume, cost and metal price estimates and planned capital expenditures discussed in "Outlook," our available cash and cash equivalents plus our projected consolidated operating cash flows of $6.2 billion for the year 2025 exceed our expected consolidated capital expenditures of $5.0 billion. We have cash on hand and the financial flexibility to fund capital expenditures and our other cash requirements for the next twelve months, including noncontrolling interest distributions, income tax payments, current common stock dividends (base and variable) and any share or debt repurchases. Planned capital expenditures for major mining projects over the next few years are primarily associated with underground mine development in the Grasberg minerals district and potential expansion projects in North America. At December 31, 2024, we had $3.9 billion of consolidated cash and cash equivalents ($4.7 billion including $0.7 billion of current restricted cash associated with a portion of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks), and FCX, PT-FI and Cerro Verde have $3.0 billion, $1.5 billion and $350 million, respectively, available under their revolving credit facilities.

Financial Policy. Our financial policy is aligned with our strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interest would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to us maintaining our net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding debt for PT-FI's new downstream processing facilities). Our Board reviews the structure of the performance-based payout framework at least annually.

At December 31, 2024, our net debt, excluding $3.2 billion of debt for PT-FI's new downstream processing facilities, totaled $1.06 billion. Refer to "Net Debt" for further discussion.

On December 18, 2024, our Board declared cash dividends totaling $0.15 per share on our common stock (including a $0.075 per share quarterly base cash dividend and a $0.075 per share

quarterly variable, performance-based cash dividend), which was paid on February 3, 2025, to shareholders of record as of January 15, 2025. The declaration and payment of dividends (base or variable) are at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board.

During 2024 we acquired 1.2 million shares of our common stock for a total cost of $59 million ($50.48 average cost per share) bringing total purchases under our $5.0 billion share repurchase program to 49.0 million shares for a cost of $1.9 billion ($38.64 average cost per share). The timing and amount of share repurchases are at the discretion of management and will depend on a variety of factors. The share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, and "Cautionary Statement" below for further discussion.

Cash

Following is a summary of the U.S. and international components of consolidated cash and cash equivalents available to the parent company, net of noncontrolling interests' share and withholding taxes, at December 31, 2024 (in billions):

Cash at domestic companies	$ 1.5
Cash at international operations	2.4[a]
Total consolidated cash and cash equivalents	3.9
Noncontrolling interests' share	(1.1)
Cash, net of noncontrolling interests' share	2.8
Withholding taxes	(0.1)
Net cash available	$ 2.7

a. Excludes $0.7 billion of current restricted cash associated with a portion of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with a regulation issued by the Indonesia government (refer to Note 10).

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, debt repayments, working capital or other cash needs. Management believes that sufficient liquidity is available in the U.S. from cash balances and availability from our revolving credit facility. We have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends that are subject to applicable withholding taxes and noncontrolling interests' share. See Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of our holding company structure and the potential impact of changes in tax laws.

Debt

At December 31, 2024, consolidated debt totaled $8.9 billion, with a weighted-average interest rate of 5.2%. Refer to "Interest Rate Risk" for further discussion of our fixed- and variable-rate debt.

In November 2024, we repaid $0.7 billion in scheduled senior note maturities using cash on hand and our next senior note maturities are in 2027. Our total debt has an average remaining duration of approximately 10 years.

At December 31, 2024, we had no borrowings and $7 million in letters of credit issued under our $3.0 billion revolving credit facility, PT-FI had $250 million in borrowings outstanding under its $1.75 billion revolving credit facility and Cerro Verde had no borrowings under its $350 million revolving credit facility. Refer to Note 6 for further discussion.

Operating Activities

We generated consolidated operating cash flows of $7.2 billion in 2024 and $5.3 billion in 2023. Higher operating cash flows in 2024, compared with 2023, primarily reflect higher average realized copper and gold prices and higher gold sales volumes, as well as working capital changes related to the timing of approval of PT-FI's permitted copper concentrate export quota for 2024 and routine timing related impacts associated with payments to suppliers.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $4.8 billion in 2024 and 2023, including amounts for major mining projects ($2.1 billion in 2024 and $1.8 billion in 2023) primarily associated with the underground development activities in the Grasberg minerals district, and for PT-FI's new downstream processing facilities ($1.2 billion in 2024 and $1.7 billion in 2023).

Refer to "Outlook" for further discussion of projected capital expenditures for 2025.

Acquisition of Additional Ownership Interest in Cerro Verde. In September 2024, we purchased 5.3 million shares of Cerro Verde common stock for a total cost of $210 million, increasing our ownership interest in Cerro Verde to 55.08% from 53.56%.

Loans to PT Smelting for Expansion. PT-FI made loans to PT Smelting totaling $28 million in 2024 and $129 million in 2023 to fund PT Smelting's expansion project. Refer to Note 2 for further discussion.

Financing Activities

Debt Transactions. Net repayments of debt totaled $0.5 billion in 2024, including the repayment of our 4.55% Senior Notes that matured in November 2024 totaling $730 million, partly offset by $250 million in borrowings under the PT-FI revolving credit facility that were used to fund capital expenditures for PT-FI's new downstream processing facilities.

Net repayments of debt totaled $1.2 billion in 2023, including the repayment of our 3.875% Senior Notes that matured in March 2023 totaling $996 million and open-market purchases of senior notes totaling $221 million.

Cash Dividends on Common Stock. We paid cash dividends on our common stock totaling $0.9 billion in 2024 and in 2023. The declaration and payment of dividends (base or variable) is at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, and "Cautionary Statement" below.

Cash Dividends and Distributions Paid to Noncontrolling Interests. Cash dividends and distributions paid to noncontrolling interests at our international operations totaled $1.8 billion (including $1.4 billion paid to PT-FI's noncontrolling shareholders) in 2024 and $0.6 billion (including $0.3 billion paid to PT-FI's noncontrolling shareholders) in 2023. Cash dividends and distributions to noncontrolling interests vary based on the operating results and cash requirements of our consolidated subsidiaries.

Treasury Stock Purchases. In 2024, we acquired 1.2 million shares of our common stock for a total cost of $59 million ($50.48 average cost per share) under the share repurchase program. There were no shares acquired under the program in 2023. As of February 14, 2025, $3.1 billion remains available under the share repurchase program. Refer to Note 8 for further discussion.

Contributions from Noncontrolling Interests. We received equity contributions totaling $50.0 million in 2023 from MIND ID for its share of capital spending on the underground mine development projects in the Grasberg minerals district.

CONTINGENCIES

Environmental Obligations and AROs

Refer to Note 10 and "Critical Accounting Estimates," and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further information about contingencies associated with environmental matters and AROs.

For 2025, we expect to incur approximately $0.6 billion of aggregate environmental capital expenditures and other environmental costs and $0.2 billion in aggregate ARO expenditures.

Leases

Refer to Note 11, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for information about lease commitments.

Litigation and Other Contingencies

Refer to Note 10, and Item 1A. "Risk Factors" and Item 3. "Legal Proceedings" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of contingencies associated with legal proceedings and other matters, including tax and Indonesia regulatory matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our 2024 consolidated revenues from our copper mining operations include the sale of copper concentrate, copper cathode, copper rod, gold, silver, molybdenum and other metals, the sale of molybdenum in various forms by our molybdenum operations, and the sale of copper cathode, copper anode and gold in anode and slimes by Atlantic Copper. Our financial results will vary with fluctuations in the market prices of the commodities we produce, primarily copper and gold, and to a lesser extent molybdenum. For projected sensitivities of our operating cash flow to changes in commodity prices, refer to "Outlook." World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024, for further discussion of financial risks associated with fluctuations in the market prices of the commodities we sell.

During 2024, our mined copper was sold 45% in concentrate, 34% as cathode and 21% as rod. All of our copper concentrate and some cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average copper settlement prices. We receive market prices based on

prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Following are the favorable impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2024	2023
Revenues	$ 28	$ 183
Net income attributable to common stock	$ 9	$ 62
Net income per share attributable to common stock	$0.01	$0.04

At December 31, 2024, we had provisionally priced copper sales at our copper mining operations totaling 133 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.96 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2024, provisional price recorded would have an approximate $12 million effect on 2025 revenues ($4 million to net income attributable to common stock). The LME copper settlement price closed at $4.25 per pound on February 13, 2025.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. Substantially all of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesia rupiah, Peruvian sol, Chilean peso and euro. We recognized foreign currency translation gains on balances denominated in foreign currencies totaling $17 million in 2024 and $20 million in 2023. Generally, our operating results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and are adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

| | Exchange Rate per $1 at December 31, | | Estimated Annual Payments | | 10% Change in Exchange Rate (in millions of U.S. dollars)[a] | |
	2024	2023	(in local currency)	(in millions of U.S. dollars)[b]	Increase	Decrease
Indonesia						
Rupiah	**16,081**	15,339	17.9 trillion	$1,113	$(101)	$124
Australian dollar	**1.61**	1.47	283 million	$ 175	$ (16)	$ 19
South America						
Peruvian sol	**3.77**	3.71	2.1 billion	$ 555	$ (50)	$ 62
Chilean peso	**996**	877	252 billion	$ 253	$ (23)	$ 28
Spain						
Euro	**0.96**	0.91	164 million	$ 170	$ (15)	$ 19

a. Reflects the estimated impact on annual operating costs assuming a 10% increase or decrease in the exchange rate reported at December 31, 2024.
b. Based on exchange rates at December 31, 2024.

Interest Rate Risk

At December 31, 2024, we had total future debt maturities based on principal amounts of $9.0 billion, of which 97% was fixed-rate debt.

The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2024 (in millions, except percentages):

	2025	2026	2027	2028	2029	Thereafter	Fair Value
Fixed-rate debt	$10	$ 5	$1,321	$923	$477	$5,985	**$8,526**
Average interest rate	0.7%	1.7%	5.0%	4.2%	5.2%	5.4%	**5.2%**
Variable-rate debt	$31	$ —	$ —	$250	$ —	$ —	**$ 281**
Average interest rate	3.4%	—%	—%	6.0%	—%	—%	**5.7%**

NEW ACCOUNTING STANDARDS

Refer to Note 1 for discussion of recently issued accounting standards and their projected impact on our future financial statements and disclosures.

NET DEBT

We believe that net debt provides investors with information related to the performance-based payout framework in our financial policy, which requires us to maintain our net debt at a level not to exceed the net debt target of $3 billion to $4 billion, excluding debt for PT-FI's new downstream processing facilities. We define net debt as consolidated debt less (i) consolidated cash and cash equivalents and (ii) current restricted cash associated with PT-FI's export proceeds. This information differs from consolidated debt determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for consolidated

debt determined in accordance with U.S. GAAP. Our net debt, which may not be comparable to similarly titled measures reported by other companies, follows (in millions):

	As of December 31, 2024
Current portion of debt	$ 41
Long-term debt, less current portion	8,907
Consolidated debt	8,948
Less: consolidated cash and cash equivalents	3,923
Less: current restricted cash associated with PT-FI's export proceeds	736[a]
FCX net debt	4,289
Less: debt for PT-FI's new downstream processing facilities	3,233[b]
FCX net debt, excluding debt for PT-FI's new downstream processing facilities	$1,056

a. In accordance with a regulation issued by the Indonesia government, 30% of PT-FI's export proceeds are being temporarily deposited into Indonesia banks for a period of 90 days before withdrawal and are presented as current restricted cash and cash equivalents in our consolidated balance sheet. As the 90-day holding period is the only restriction on the cash, we have included such amount in the calculation of net debt.
b. Represents PT-FI's senior notes and $250 million of borrowings under PT-FI's revolving credit facility.

PRODUCT REVENUES AND PRODUCTION COSTS
Mining Product Revenues and Unit Net Cash Costs (Credits)

We believe unit net cash costs (credits) per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. These measures are presented by other metals mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, and (iv) it is the method used by our management and Board to monitor our operations and to compare mining operations in certain industry publications. In the co-product method presentations, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show revenue adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, these amounts have been reflected separately from revenues on current period sales. Noncash and other costs, which are removed from site production and delivery costs in the calculation of unit net cash costs, consist of items such as ARO accretion and other adjustments, inventory write-offs and adjustments, stock-based compensation costs, long-lived asset impairments, idle facility costs, feasibility and optimization study costs, operational readiness and start-up costs, restructuring and/or unusual charges. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. The following schedules are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2024	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues	$ 5,417	$ 5,417	$ 608	$186	$6,211
Site production and delivery, before net noncash and other costs shown below	4,362	3,911	489	152	4,552
By-product credits	(604)	—	—	—	—
Treatment charges	169	161	—	8	169
Net cash costs	3,927	4,072	489	160	4,721
DD&A	439	394	36	9	439
Noncash and other costs, net	235[c]	222	11	2	235
Total costs	4,601	4,688	536	171	5,395
Gross profit	$ 816	$ 729	$ 72	$ 15	$ 816
Copper sales (millions of recoverable pounds)	1,263	1,263			
Molybdenum sales (millions of recoverable pounds)[a]			30		
Gross profit per pound of copper/molybdenum:					
Revenues	$ 4.29	$ 4.29	$20.13		
Site production and delivery, before net noncash and other costs shown below	3.46	3.10	16.20		
By-product credits	(0.48)	—	—		
Treatment charges	0.13	0.12	—		
Unit net cash costs	3.11	3.22	16.20		
DD&A	0.34	0.31	1.19		
Noncash and other costs, net	0.19[c]	0.18	0.36		
Total unit costs	3.64	3.71	17.75		
Gross profit per pound	$ 0.65	$ 0.58	$ 2.38		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 6,211	$ 4,552	$ 439
Treatment charges	(4)	165	—
Noncash and other costs, net	—	235	—
Eliminations and other	33	44	—
North America copper mines	6,240	4,996	439
Other mining[d]	25,337	16,246	1,744
Corporate, other & eliminations	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$25,455	$15,554	$2,241

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $62 million ($0.05 per pound of copper) for feasibility and optimization studies and $60 million ($0.05 per pound of copper) for metals inventory adjustments.
d. Represents the combined total for our other mining operations as presented in Note 14.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2023	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,368	$ 5,368	$ 710	$171	$6,249
Site production and delivery, before net noncash and other costs shown below	4,093	3,621	535	149	4,305
By-product credits	(669)	—	—	—	—
Treatment charges	169	161	—	8	169
Net cash costs	3,593	3,782	535	157	4,474
DD&A	418	371	39	8	418
Noncash and other costs, net	242[c]	215	24	3	242
Total costs	4,253	4,368	598	168	5,134
Other revenue adjustments, primarily for pricing on prior period open sales	13	13	—	—	13
Gross profit	$ 1,128	$ 1,013	$ 112	$ 3	$1,128
Copper sales (millions of recoverable pounds)	1,367	1,367			
Molybdenum sales (millions of recoverable pounds)[a]			30		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 3.93	$ 3.93	$23.38		
Site production and delivery, before net noncash and other costs shown below	3.00	2.65	17.63		
By-product credits	(0.49)	—	—		
Treatment charges	0.12	0.12	—		
Unit net cash costs	2.63	2.77	17.63		
DD&A	0.30	0.27	1.30		
Noncash and other costs, net	0.18[c]	0.16	0.77		
Total unit costs	3.11	3.20	19.70		
Other revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	—		
Gross profit per pound	$ 0.83	$ 0.74	$ 3.68		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 6,249	$ 4,305	$ 418
Treatment charges	(9)	160	—
Noncash and other costs, net	—	242	—
Other revenue adjustments, primarily for pricing on prior period open sales	13	—	—
Eliminations and other	63	71	—
North America copper mines	6,316	4,778	418
Other mining[d]	22,791	14,867	1,586
Corporate, other & eliminations	(6,252)	(6,018)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $107 million ($0.08 per pound of copper) for feasibility and optimization studies and $11 million ($0.01 per pound of copper) for metals inventory adjustments.
d. Represents the combined total for our other mining operations as presented in Note 14.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2024	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,894	$ 4,894	$ 446	$5,340
Site production and delivery, before net noncash and other costs shown below	3,094[b]	2,865	281	3,146
By-product credits	(394)	—	—	—
Treatment charges	193	193	—	193
Royalty on metals	8	7	1	8
Net cash costs	2,901	3,065	282	3,347
DD&A	446	409	37	446
Noncash and other costs, net	87[c]	85	2	87
Total costs	3,434	3,559	321	3,880
Other revenue adjustments, primarily for pricing on prior period open sales	32	33	(1)	32
Gross profit	$ 1,492	$ 1,368	$ 124	$1,492
Copper sales (millions of recoverable pounds)	1,177	1,177		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 4.16	$ 4.16		
Site production and delivery, before net noncash and other costs shown below	2.63[b]	2.43		
By-product credits	(0.34)	—		
Treatment charges	0.16	0.16		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.46	2.60		
DD&A	0.38	0.35		
Noncash and other costs, net	0.08[c]	0.07		
Total unit costs	2.92	3.02		
Other revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03		
Gross profit per pound	$ 1.27	$ 1.17		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 5,340	$ 3,146	$ 446
Treatment charges	(193)	—	—
Royalty on metals	(8)	—	—
Noncash and other costs, net	—	87	—
Other revenue adjustments, primarily for pricing on prior period open sales	32	—	—
Eliminations and other	—	(3)	—
South America operations	5,171	3,230	446
Other mining[d]	26,406	18,012	1,737
Corporate, other & eliminations	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$25,455	$15,554	$2,241

a. Includes silver sales of 3.6 million ounces ($29.35 per ounce average realized price) and sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes $97 million ($0.08 per pound of copper) associated with nonrecurring labor-related charges at Cerro Verde related to the new CLAs with its unions.
c. Includes charges totaling $57 million ($0.05 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for our other mining operations as presented in Note 14.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2023	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,583	$ 4,583	$ 526	$5,109
Site production and delivery, before net noncash and other costs shown below	3,083	2,810	339	3,149
By-product credits	(463)	—	—	—
Treatment charges	234	234	—	234
Royalty on metals	8	7	1	8
Net cash costs	2,862	3,051	340	3,391
DD&A	459	412	47	459
Noncash and other costs, net	92[b]	87	5	92
Total costs	3,413	3,550	392	3,942
Other revenue adjustments, primarily for pricing on prior period open sales	71	71	3	74
Gross profit	$ 1,241	$ 1,104	$ 137	$1,241
Copper sales (millions of recoverable pounds)	1,200	1,200		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 3.82	$ 3.82		
Site production and delivery, before net noncash and other costs shown below	2.57	2.34		
By-product credits	(0.39)	—		
Treatment charges	0.19	0.19		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.38	2.54		
DD&A	0.38	0.35		
Noncash and other costs, net	0.08[b]	0.07		
Total unit costs	2.84	2.96		
Other revenue adjustments, primarily for pricing on prior period open sales	0.06	0.06		
Gross profit per pound	$ 1.04	$ 0.92		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 5,109	$ 3,149	$ 459
Treatment charges	(234)	—	—
Royalty on metals	(8)	—	—
Noncash and other costs, net	—	92	—
Other revenue adjustments, primarily for pricing on prior period open sales	74	—	—
Eliminations and other	—	(2)	—
South America operations	4,941	3,239	459
Other mining[c]	24,166	16,406	1,545
Corporate, other & eliminations	(6,252)	(6,018)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Includes silver sales of 4.1 million ounces ($23.57 per ounce average realized price) and sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $44 million ($0.04 per pound of copper) for feasibility and optimization studies.
c. Represents the combined total for our other mining operations as presented in Note 14.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash (Credits) Costs

Year Ended December 31, 2024	By-Product Method	Co-Product Method			
		Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,842	$ 6,842	$4,389	$218	$11,449
Site production and delivery, before net noncash and other costs shown below	2,681	1,602	1,028	51	2,681
Gold, silver and other by-product credits	(4,605)	—	—	—	—
Treatment charges	571	341	219	11	571
Export duties	457	273	175	9	457
Royalty on metals	433	260	167	6	433
Net cash (credits) costs	(463)	2,476	1,589	77	4,142
DD&A	1,193	713	457	23	1,193
Noncash and other costs, net	362[b]	217	139	6	362
Total costs	1,092	3,406	2,185	106	5,697
Other revenue adjustments, primarily for pricing on prior period open sales	7	7	(1)	(1)	5
Gross profit	$ 5,757	$ 3,443	$2,203	$111	$ 5,757
Copper sales (millions of recoverable pounds)	1,632	1,632			
Gold sales (thousands of recoverable ounces)			1,817		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 4.19	$ 4.19	$2,418		
Site production and delivery, before net noncash and other costs shown below	1.64	0.98	566		
Gold, silver and other by-product credits	(2.82)	—	—		
Treatment charges	0.35	0.21	120		
Export duties	0.28	0.17	96		
Royalty on metals	0.27	0.16	92		
Unit net cash (credits) costs	(0.28)	1.52	874		
DD&A	0.73	0.44	252		
Noncash and other costs, net	0.22[b]	0.13	77		
Total unit costs	0.67	2.09	1,203		
Other revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	(2)		
Gross profit per pound/ounce	$ 3.53	$ 2.11	$1,213		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$11,449	$ 2,681	$1,193
Treatment charges	(245)	326[c]	—
Export duties	(457)	—	—
Royalty on metals	(433)	—	—
Noncash and other costs, net	—	362	—
Other revenue adjustments, primarily for pricing on prior period open sales	5	—	—
Eliminations and other	(1)	(1)	—
Indonesia operations	10,318	3,368	1,193
Other mining[d]	21,259	17,874	990
Corporate, other & eliminations	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$25,455	$15,554	$2,241

a. Includes silver sales of 6.9 million ounces ($28.52 per ounce average realized price).
b. Includes charges totaling (i) $144 million ($0.09 per pound of copper) associated with ARO adjustments, (ii) $133 million ($0.08 per pound of copper) for operational readiness and start-up costs associated with the new downstream processing facilities, (iii) $34 million ($0.02 per pound of copper) related to amounts capitalized in prior years associated with the construction of the new downstream processing facilities, and (iv) $28 million ($0.02 per pound of copper) for feasibility and optimization studies.
c. Represents tolling costs paid to PT Smelting.
d. Represents the combined total for our other mining operations as presented in Note 14.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash (Credits) Costs *(continued)*

Year Ended December 31, 2023	By-Product Method	Co-Product Method			
		Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,801	$ 5,801	$3,346	$157	$9,304
Site production and delivery, before net noncash and other costs shown below	2,467	1,538	887	42	2,467
Gold, silver and other by-product credits	(3,520)	—	—	—	—
Treatment charges	537	335	193	9	537
Export duties	324	202	117	5	324
Royalty on metals	338	212	121	5	338
Net cash costs	146	2,287	1,318	61	3,666
DD&A	1,028	641	370	17	1,028
Noncash and other costs, net	22[b]	14	8	—	22
Total costs	1,196	2,942	1,696	78	4,716
Other revenue adjustments, primarily for pricing on prior period open sales	114	114	18	(1)	131
PT Smelting intercompany profit	112	70	40	2	112
Gross profit	$ 4,831	$ 3,043	$1,708	$ 80	$4,831
Copper sales (millions of recoverable pounds)	1,525	1,525			
Gold sales (thousands of recoverable ounces)			1,697		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 3.81	$ 3.81	$1,972		
Site production and delivery, before net noncash and other costs shown below	1.62	1.01	522		
Gold, silver and other by-product credits	(2.30)	—	—		
Treatment charges	0.35	0.22	114		
Export duties	0.21	0.13	69		
Royalty on metals	0.22	0.14	71		
Unit net cash costs	0.10	1.50	776		
DD&A	0.68	0.42	218		
Noncash and other costs, net	0.01[b]	0.01	5		
Total unit costs	0.79	1.93	999		
Other revenue adjustments, primarily for pricing on prior period open sales	0.08	0.07	9		
PT Smelting intercompany profit	0.07	0.05	24		
Gross profit per pound/ounce	$ 3.17	$ 2.00	$1,006		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 9,304	$ 2,467	$1,028
Treatment charges	(336)	201[c]	—
Export duties	(324)	—	—
Royalty on metals	(338)	—	—
Noncash and other costs, net	—	22	—
Other revenue adjustments, primarily for pricing on prior period open sales	131	—	—
PT Smelting intercompany profit	—	(112)	—
Eliminations and other	—	(8)	—
Indonesia operations	8,437	2,570	1,028
Other mining[d]	20,670	17,075	976
Corporate, other & eliminations	(6,252)	(6,018)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Includes silver sales of 6.0 million ounces ($23.37 per ounce average realized price).
b. Includes credits of $112 million ($0.07 per pound of copper) associated with ARO adjustments, and charges of $55 million ($0.04 per pound of copper) associated with an administrative fine and $27 million ($0.02 per pound of copper) for feasibility and optimization studies.
c. Represents tolling costs paid to PT Smelting.
d. Represents the combined total for our other mining operations as presented in Note 14.

Molybdenum Mines Product Revenues, Production Costs and Unit Net Cash Costs

Years Ended December 31,	2024	2023
(In millions)		
Revenues, excluding adjustments[a]	$ 619	$ 702
Site production and delivery, before net noncash and other costs shown below	508	423
Treatment charges and other	27	25
Net cash costs	535	448
DD&A	73	66
Noncash and other costs, net	22	16
Total costs	630	530
Gross (loss) profit	$ (11)	$ 172
Molybdenum sales (millions of recoverable pounds)[a]	30	30
Gross (loss) profit per pound of molybdenum:		
Revenues, excluding adjustments[a]	$ 20.66	$ 23.71
Site production and delivery, before net noncash and other costs shown below	16.99	14.28
Treatment charges and other	0.90	0.85
Unit net cash costs	17.89	15.13
DD&A	2.43	2.24
Noncash and other costs, net	0.73	0.55
Total unit costs	21.05	17.92
Gross (loss) profit per pound	$ (0.39)	$ 5.79

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Year Ended December 31, 2024			
Totals presented above	$ 619	$ 508	$ 73
Treatment charges and other	(27)	—	—
Noncash and other costs, net	—	22	—
Molybdenum mines	592	530	73
Other mining[b]	30,985	20,712	2,110
Corporate, other & eliminations	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$25,455	$15,554	$2,241
Year Ended December 31, 2023			
Totals presented above	$ 702	$ 423	$ 66
Treatment charges and other	(25)	—	—
Noncash and other costs, net	—	16	—
Molybdenum mines	677	439	66
Other mining[b]	28,430	19,206	1,938
Corporate, other & eliminations	(6,252)	(6,018)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Reflects sales of the Molybdenum mines' production to the molybdenum sales company at market-based pricing. On a consolidated basis, realizations are based on the actual contract terms for sales to third parties; as a result, our consolidated average realized price per pound of molybdenum will differ from the amounts reported in this table.
b. Represents the combined total for our other mining operations as presented in Note 14. Also includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss our potential future performance, operations and projects. Forward-looking statements are all statements other than statements of historical facts, such as plans, projections, or expectations relating to business outlook, strategy, goals or targets; global market conditions; ore grades and milling rates; production and sales volumes; unit net cash costs (credits) and operating costs; capital expenditures; operating plans (including mine sequencing); cash flows; liquidity; PT-FI's commissioning, remediation and full ramp-up of its new smelter and full production at the PMR; potential extension of PT-FI's IUPK beyond 2041; export licenses, export duties, and export volumes, including PT-FI's ability to continue exports of copper concentrate until full ramp-up is achieved at its new smelter in Indonesia; timing of shipments of inventoried production; our commitment to deliver responsibly produced copper and molybdenum, including plans to implement, validate and maintain validation of our operating sites under specific frameworks; execution of our energy and climate strategies and the underlying assumptions and estimated impacts on our business and stakeholders related thereto; achievement of 2030 climate targets and 2050 net zero aspiration; improvements in operating procedures and technology innovations and applications; exploration efforts and results; development and production activities, rates and costs; future organic growth opportunities; tax rates; the impact of copper, gold and molybdenum price changes; the impact of deferred intercompany profits on earnings; mineral reserve and mineral resource estimates; final resolution of settlements associated with ongoing legal and environmental proceedings; debt repurchases; and the ongoing implementation of our financial policy and future returns to shareholders, including dividend payments (base or variable) and share repurchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "could," "to be," "potential," "assumptions," "guidance," "aspirations," "future," "commitments," "pursues," "initiatives," "objectives," "opportunities," "strategy" and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration and payment of dividends (base or variable), and timing and amount of any share repurchases are at the discretion of our Board and management, respectively, and are subject to a number of factors, including not exceeding our net debt target, capital availability, our financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by our Board or management, as applicable. Our share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, expected, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, supply of and demand for, and prices of the commodities we produce, primarily copper and gold; PT-FI's ability to export and sell or inventory copper concentrates through remediation and full ramp-up of its new smelter in Indonesia; changes in export duties; completion of remediation activities and achieving full ramp-up of the new smelter in Indonesia; full production at the PMR; production rates; timing of shipments; price and availability of consumables and components we purchase as well as constraints on supply and logistics, and transportation services; changes in our cash requirements, financial position, financing or investment plans; changes in general market, economic, geopolitical, regulatory or industry conditions; reductions in liquidity and access to capital; changes in tax laws and regulations; political and social risks, including the potential effects of violence in Indonesia, civil unrest in Peru, and relations with local communities and Indigenous Peoples; operational risks inherent in mining, with higher inherent risks in underground mining; mine sequencing; changes in mine plans or operational modifications, delays, deferrals or cancellations, including the ability to smelt and refine or inventory; results of technical, economic or feasibility studies; potential inventory adjustments; potential impairment of long-lived mining assets; satisfaction of requirements in accordance with PT-FI's IUPK to extend mining rights from 2031 through 2041; process relating to the extension of PT-FI's IUPK beyond 2041; cybersecurity risks; any major public health crisis; labor relations, including labor-related work stoppages and increased costs; compliance with applicable environmental, health and safety laws and regulations; weather- and climate-related risks; environmental risks, including availability of secure water supplies; impacts, expenses or results from litigation or investigations; tailings management; our ability to comply with our responsible production commitments under specific frameworks; and any changes to such frameworks and other factors described in more detail in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2024.

Investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made, including for example commodity prices, which we cannot control, and production volumes and costs or technological solutions and innovations, some aspects of which we may not be able to control. Further, we may make changes to our business plans that could affect our results. We undertake no obligation to update any forward-looking statements, which speak only as of the date made, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Estimates of mineral reserves and mineral resources are subject to considerable uncertainty. Such estimates are, to a large extent, based on metal prices for the commodities we produce and interpretations of geologic data, which may not necessarily be indicative of future results or quantities ultimately recovered. Our annual report on Form 10-K for the year ended December 31, 2024, also includes forward-looking statements regarding mineral resources not included in proven and probable mineral reserves. A mineral resource, which includes measured, indicated and inferred mineral resources, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. Such a deposit cannot qualify as recoverable proven and probable mineral reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development and operating costs, grades, recoveries and other material modifying factors. Accordingly, no assurance can be given that the estimated mineral resources will become proven and probable mineral reserves.

Our annual report on Form 10-K for the year ended December 31, 2024, also contains measures such as net debt and unit net cash costs (credits) per pound of copper and molybdenum, which are not recognized under U.S. GAAP. Refer to "Operations—Unit Net Cash Costs (Credits)" for further discussion of unit net cash costs (credits) associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements. Refer to "Net Debt" for reconciliations of consolidated debt, consolidated cash and cash equivalents and current restricted cash associated with PT-FI's export proceeds to net debt. For forward-looking unit net cash costs (credits) per pound of copper and molybdenum measures, we are unable to provide a reconciliation to the most comparable U.S. GAAP measure without unreasonable effort because estimating such U.S. GAAP measures and providing a meaningful reconciliation is extremely difficult and requires a level of precision that is unavailable for these future periods and the information needed to reconcile these measures is dependent upon future events, many of which are outside of our control as described above. Forward-looking non-U.S. GAAP measures are estimated consistent with the relevant definitions and assumptions.

Freeport-McMoRan Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on its assessment, management concluded that, as of December 31, 2024, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Kathleen L. Quirk
President and
Chief Executive Officer

Maree E. Robertson
Executive Vice President and
Chief Financial Officer

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Freeport-McMoRan Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Freeport-McMoRan Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ERNST & YOUNG LLP

Phoenix, Arizona
February 14, 2025

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Tax Contingencies

Description of the Matter

As discussed in Note 10 to the consolidated financial statements, the Company operates in multiple tax jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment, specifically as it relates to Peru and Indonesia, to determine whether, based on the technical merits, a tax position is more likely than not to be sustained upon examination by taxing authorities.

Auditing management's tax positions involved significant auditor judgment, because management's tax positions require a high degree of judgment and are based on interpretations of tax laws and legal rulings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for tax contingencies. This included testing controls over management's review of the technical merits of tax positions and disputed tax assessments, including the process to measure the financial statement impact of these tax matters.

Our audit procedures included, among others, evaluating the Company's accounting for these tax positions by using our knowledge of and experience with the application of respective tax laws by the relevant tax authorities, and/or our understanding of the contractual arrangements with the applicable government, if the position is governed by a contract. We analyzed the Company's assumptions and data used to determine the tax assessments and tested the accuracy of the calculations. We involved our tax professionals located in the respective jurisdictions to assess the technical merits of the Company's tax positions and to evaluate the application of relevant tax laws in the Company's recognition determination. We obtained and assessed the Company's correspondence with the relevant tax authorities and, as applicable, third-party tax or legal opinions or other external correspondence and analyses. We also evaluated the adequacy of the Company's disclosures included in Notes 9 and 10 in relation to these tax matters.

Environmental Obligations

Description of the Matter

As discussed in Note 10 to the consolidated financial statements, the Company is subject to various national, state and local environmental laws and regulations that govern the protection of the environment, including remediation, restoration and reclamation of environmental contamination. Liabilities for environmental contingencies are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. As of December 31, 2024, the Company's consolidated environmental obligations totaled $2.0 billion.

Auditing management's accounting for environmental obligations was challenging because significant judgment is required by the Company to estimate the future costs to remediate the environmental matters.

The significant judgment was primarily due to the inherent estimation uncertainty relating to the amount of future costs. Such uncertainties involve assumptions regarding the nature and extent of site contamination, the anticipated costs, scope and timing of remediation activities and required remediation methods under presently enacted laws and regulations, and allocation of costs among other potentially responsible parties.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's measurement of the environmental obligations. For example, we tested controls over management's review of the environmental obligations calculations and management's assessment to evaluate key judgments and estimates affecting the environmental obligations.

To test the Company's measurement of the environmental obligations, among other procedures, we inspected correspondence with regulatory agencies, including correspondence related to remediation activities and methods and potentially responsible parties, obtained external legal counsel confirmation letters, and inspected environmental studies. Additionally, we tested the accuracy and completeness of the underlying data used in the Company's analyses and tested the significant assumptions discussed above. We utilized our environmental professionals to search for new or contrary evidence related to the Company's sites and to assist in evaluating the estimated future costs by comparing the estimated future costs to environmental permits, third party observable data such as vendor quotes, and to historical costs incurred for similar activities.

ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Phoenix, Arizona
February 14, 2025

Years Ended December 31,	2024	2023	2022
(In millions, except per share amounts)			
Revenues	$25,455	$22,855	$22,780
Cost of sales:			
Production and delivery	15,554	13,627	13,070
Depreciation, depletion and amortization	2,241	2,068	2,019
Total cost of sales	17,795	15,695	15,089
Selling, general and administrative expenses	513	479	420
Exploration and research expenses	156	137	115
Environmental obligations and shutdown costs	127	319	121
Net gain on sales of assets	—	—	(2)
Total costs and expenses	18,591	16,630	15,743
Operating income	6,864	6,225	7,037
Interest expense, net	(319)	(515)	(560)
Net gain on early extinguishment of debt	—	10	31
Other income, net	362	286	207
Income before income taxes and equity in affiliated companies' net earnings	6,907	6,006	6,715
Provision for income taxes	(2,523)	(2,270)	(2,267)
Equity in affiliated companies' net earnings	15	15	31
Net income	4,399	3,751	4,479
Net income attributable to noncontrolling interests	(2,510)	(1,903)	(1,011)
Net income attributable to common stockholders	$ 1,889	$ 1,848	$ 3,468
Net income per share attributable to common stockholders:			
Basic	$ 1.31	$ 1.28	$ 2.40
Diluted	$ 1.30	$ 1.28	$ 2.39
Weighted-average common shares outstanding:			
Basic	1,438	1,434	1,441
Diluted	1,445	1,443	1,451
Dividends declared per share of common stock	$ 0.60	$ 0.60	$ 0.60

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31,	2024	2023	2022
(In millions)			
Net income	$ 4,399	$ 3,751	$ 4,479
Other comprehensive (loss) income, net of taxes:			
Defined benefit plans:			
Actuarial (losses) gains arising during the period, net of taxes	(44)	39	62
Prior service costs arising during the period	—	—	(1)
Amortization of unrecognized amounts included in net periodic benefit costs	3	5	8
Foreign exchange losses	(1)	—	(1)
Other comprehensive (loss) income	(42)	44	68
Total comprehensive income	4,357	3,795	4,547
Total comprehensive income attributable to noncontrolling interests	(2,508)	(1,901)	(1,011)
Total comprehensive income attributable to common stockholders	$ 1,849	$ 1,894	$ 3,536

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2024	2023	2022
(In millions)			
Cash flow from operating activities:			
Net income	$ 4,399	$ 3,751	$ 4,479
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	2,241	2,068	2,019
Net charges for environmental and asset retirement obligations, including accretion	622	295	369
Payments for environmental and asset retirement obligations	(234)	(250)	(274)
Stock-based compensation	109	109	95
Talc-related litigation charges	—	65	—
Net charges for defined pension and postretirement plans	35	62	45
Pension plan contributions	(78)	(75)	(54)
Net gain on early extinguishment of debt	—	(10)	(31)
Deferred income taxes	(76)	182	36
Changes in deferred profit on PT Freeport Indonesia's sales to PT Smelting	—	(112)	(14)
Charges for social investment programs at PT Freeport Indonesia	103	84	84
Payments for social investment programs at PT Freeport Indonesia	(54)	(44)	(11)
Impairment of oil and gas properties	69	67	—
Other, net	53	(33)	(3)
Changes in working capital and other:			
Accounts receivable	460	166	56
Inventories	(638)	(873)	(573)
Other current assets	(41)	(29)	(12)
Accounts payable and accrued liabilities	143	(161)	(73)
Accrued income taxes and timing of other tax payments	47	17	(999)
Net cash provided by operating activities	7,160	5,279	5,139
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	(1,033)	(761)	(597)
South America operations	(375)	(368)	(304)
Indonesia operations	(2,908)	(3,411)	(2,381)
Molybdenum mines	(117)	(84)	(33)
Other	(375)	(200)	(154)
Proceeds from sales of assets	19	27	108
Acquisition of additional ownership interest in Cerro Verde	(210)	—	—
Loans to PT Smelting for expansion	(28)	(129)	(65)
Other, net	(1)	(30)	(14)
Net cash used in investing activities	(5,028)	(4,956)	(3,440)
Cash flow from financing activities:			
Proceeds from debt	2,251	1,781	5,735
Repayments of debt	(2,731)	(2,980)	(4,515)
Finance lease payments	(41)	(3)	(7)
Cash dividends and distributions paid:			
Common stock	(865)	(863)	(866)
Noncontrolling interests	(1,833)	(625)	(840)
Treasury stock purchases	(59)	—	(1,347)
Contributions from noncontrolling interests	—	50	189
Proceeds from exercised stock options	29	47	125
Payments for withholding of employee taxes related to stock-based awards	(35)	(50)	(55)
Debt financing costs	—	(7)	(42)
Net cash used in financing activities	(3,284)	(2,650)	(1,623)
Net (decrease) increase in cash, cash equivalents and restricted cash and cash equivalents	(1,152)	(2,327)	76
Cash, cash equivalents and restricted cash and cash equivalents at beginning of year	6,063	8,390	8,314
Cash, cash equivalents and restricted cash and cash equivalents at end of year	$ 4,911	$ 6,063	$ 8,390

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, (In millions, except par value)	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,923	$ 4,758
Restricted cash and cash equivalents	888	1,208
Trade accounts receivable	578	1,209
Value added and other tax receivables	564	455
Inventories:		
Product	3,038	2,472
Materials and supplies, net	2,382	2,169
Mill and leach stockpiles	1,388	1,419
Other current assets	535	375
Total current assets	13,296	14,065
Property, plant, equipment and mine development costs, net	38,514	35,295
Long-term mill and leach stockpiles	1,225	1,336
Other assets	1,813	1,810
Total assets	$54,848	$52,506
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,057	$ 3,729
Accrued income taxes	859	786
Current portion of environmental and asset retirement obligations	320	316
Dividends payable	219	218
Current portion of debt	41	766
Total current liabilities	5,496	5,815
Long-term debt, less current portion	8,907	8,656
Environmental and asset retirement obligations, less current portion	5,404	4,624
Deferred income taxes	4,376	4,453
Other liabilities	1,887	1,648
Total liabilities	26,070	25,196
Equity:		
Stockholders' equity:		
Common stock, par value $0.10, 1,624 shares and 1,619 shares issued, respectively	162	162
Capital in excess of par value	23,797	24,637
Accumulated deficit	(170)	(2,059)
Accumulated other comprehensive loss	(314)	(274)
Common stock held in treasury—187 shares and 184 shares, respectively, at cost	(5,894)	(5,773)
Total stockholders' equity	17,581	16,693
Noncontrolling interests	11,197	10,617
Total equity	28,778	27,310
Total liabilities and equity	$54,848	$52,506

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

	Stockholders' Equity									
	Common Stock					Common Stock Held in Treasury				
(In millions)	Number of Shares	At Par Value	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Number of Shares	At Cost	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2022	1,603	$160	$25,875	$(7,375)	$(388)	146	$(4,292)	$13,980	$ 9,039	$23,019
Exercised and issued stock-based awards	10	1	131	—	—	—	—	132	—	132
Stock-based compensation, including the tender of shares	—	—	88	—	—	2	(62)	26	(11)	15
Treasury stock purchases	—	—	—	—	—	35	(1,347)	(1,347)	—	(1,347)
Dividends	—	—	(864)	—	—	—	—	(864)	(820)	(1,684)
Contributions from noncontrolling interests	—	—	92	—	—	—	—	92	97	189
Net income attributable to common stockholders	—	—	—	3,468	—	—	—	3,468	—	3,468
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,011	1,011
Other comprehensive income	—	—	—	—	68	—	—	68	—	68
Balance at December 31, 2022	1,613	161	25,322	(3,907)	(320)	183	(5,701)	15,555	9,316	24,871
Exercised and issued stock-based awards	6	1	68	—	—	—	—	69	—	69
Stock-based compensation, including the tender of shares	—	—	87	—	—	1	(72)	15	(1)	14
Dividends	—	—	(864)	—	—	—	—	(864)	(625)	(1,489)
Contributions from noncontrolling interests	—	—	24	—	—	—	—	24	26	50
Net income attributable to common stockholders	—	—	—	1,848	—	—	—	1,848	—	1,848
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,903	1,903
Other comprehensive income (loss)	—	—	—	—	46	—	—	46	(2)	44
Balance at December 31, 2023	1,619	162	24,637	(2,059)	(274)	184	(5,773)	16,693	10,617	27,310
Exercised and issued stock-based awards	5	—	56	—	—	1	—	56	—	56
Stock-based compensation, including the tender of shares	—	—	92	—	—	1	(62)	30	(4)	26
Treasury stock purchases	—	—	—	—	—	1	(59)	(59)	—	(59)
Acquisition of additional ownership interest in Cerro Verde	—	—	(125)	—	—	—	—	(125)	(90)	(215)
Dividends	—	—	(866)	—	—	—	—	(866)	(1,833)	(2,699)
Change in consolidated subsidiary ownership interests	—	—	3	—	—	—	—	3	(1)	2
Net income attributable to common stockholders	—	—	—	1,889	—	—	—	1,889	—	1,889
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	2,510	2,510
Other comprehensive loss	—	—	—	—	(40)	—	—	(40)	(2)	(42)
Balance at December 31, 2024	1,624	$162	$23,797	$ (170)	$(314)	187	$(5,894)	$17,581	$11,197	$28,778

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FCX) include the accounts of those subsidiaries where it directly or indirectly has more than 50% of the voting rights and/or has control over the subsidiary. As of December 31, 2024, the most significant entities that FCX consolidates include its 48.76%-owned subsidiary PT Freeport Indonesia (PT-FI) and its wholly owned subsidiary, Freeport Minerals Corporation (FMC). Refer to Note 2 for further discussion, including FCX's conclusion to consolidate PT-FI.

FMC's unincorporated joint venture at Morenci is reflected using the proportionate consolidation method (refer to Note 2). Investments in unconsolidated companies over which FCX has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include PT-FI's investment in PT Smelting (refer to Note 2). Investments in unconsolidated companies owned less than 20%, and for which FCX does not exercise significant influence, are recorded at (i) fair value for those that have a readily determinable fair value or (ii) cost, less any impairment, for those that do not have a readily determinable fair value. All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America operations, Indonesia operations and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. FCX's reportable segments include the Morenci and Cerro Verde copper mines, the integrated Indonesia operations (including the Grasberg minerals district and PT-FI's new smelter and precious metals refinery (PMR)—collectively—PT-FI's new downstream processing facilities), the Rod & Refining operations and Atlantic Copper Smelting & Refining (Atlantic Copper, S.L.U. (Atlantic Copper)). Refer to Note 14 for further discussion.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation; asset lives for depreciation, depletion and amortization; environmental obligations; asset retirement

obligations (AROs); estimates of recoverable copper in mill and leach stockpiles; deferred taxes and valuation allowances; reserves for contingencies and litigation; asset impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; and valuation of derivative instruments. Actual results could differ from those estimates.

Functional Currency. The functional currency for the majority of FCX's foreign operations is the U.S. dollar. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and mine development costs, are translated at historical exchange rates. Gains and losses resulting from translation of such account balances are included in other income, net, as are gains and losses from foreign currency transactions. Foreign currency net gains totaled $17 million in 2024, $20 million in 2023 and $9 million in 2022.

Cash and Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Restricted Cash and Cash Equivalents. Restricted cash and cash equivalents are classified as a current or long-term asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. FCX's restricted cash and cash equivalents are primarily related to a portion of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with Indonesia regulations, assurance bonds to support PT-FI's commitment for smelter development in Indonesia, and guarantees and commitments for certain mine closure obligations. Refer to Notes 10 and 12 for further information.

Inventories. Inventories include product, materials and supplies, and mill and leach stockpiles. Inventories are stated at the lower of weighted-average cost or net realizable value (NRV).

Product. Product inventories represent copper, gold, and molybdenum products in various salable forms that are valued based on the weighted-average cost of source material plus applicable conversion costs at our processing facilities. Product inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs and other necessary costs associated with the extraction and processing of ore, such as mining, milling, smelting, leaching, solution extraction and electrowinning (SX/EW), refining, roasting and chemical processing. Product inventories exclude corporate general and administrative costs.

Materials and Supplies, Net. Materials and supplies inventory of $2.4 billion at December 31, 2024, and $2.2 billion at December 31, 2023, is net of obsolescence reserves totaling $54 million at December 31, 2024, and $41 million at December 31, 2023.

Mill and Leach Stockpiles. Mill and leach stockpiles are work-in-process inventories for FCX's mining operations. Estimated metals in stockpiles not expected to be recovered within the next 12 months are classified as long-term. Mill and leach stockpiles contain ore that has been extracted from an ore body and is available for metal recovery. Mill stockpiles contain sulfide ores, and recovery of metal is through milling, concentrating and smelting and refining or, alternatively, by concentrate leaching. Leach stockpiles contain oxide ores and certain secondary sulfide ores and recovery of metal is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities (*i.e.*, SX/EW). The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs. Material is removed from the stockpiles at a weighted-average cost per pound. Each mine site maintains one work-in-process balance on a weighted-average cost basis for each process (*i.e.*, leach, mill or concentrate leach) regardless of the number of stockpile systems at that site.

Because it is impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recoveries for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recoveries for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production process), historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly from a low percentage to more than 80% depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 80% of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years.

Process rates and copper recoveries for mill and leach stockpiles are monitored regularly, and recovery estimates are adjusted annually based on new information and as related technology and processing methods change. Recovery adjustments will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper. For example, an increase in recovery rates increases recoverable copper in the leach stockpiles resulting in a lower weighted-average cost per pound of recoverable copper and a decrease in recovery rates decreases recoverable copper in the leach stockpiles and results in a higher weighted-average cost per pound of recoverable copper.

Based on an annual review of mill and leach stockpiles, FCX increased its estimated consolidated recoverable copper in certain leach stockpiles, net of joint venture interests, by 164 million pounds in 2024 and 73 million pounds in 2023. These revised estimates did not have a material impact on the weighted-average cost per pound of recoverable copper or FCX's consolidated site production and delivery costs in 2024 or 2023.

Property, Plant, Equipment and Mine Development Costs. Property, plant, equipment and mine development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable mineral reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable mineral reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. For underground mines certain costs related to panel development, such as undercutting and drawpoint development, are also capitalized as mine development costs until production reaches sustained design capacity for the mine. After reaching design capacity, the underground mine transitions to the production phase and panel development costs are allocated to inventory and included as a component of production and delivery costs. Additionally, interest expense allocable to the cost of developing mines and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.*, turnarounds) are charged to expense as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production (UOP) method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable mineral reserves that relate to a specific ore body are depreciated using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. Depreciation, depletion and amortization using the UOP method is recorded upon extraction of the recoverable copper or molybdenum from the ore body or production of finished goods (as applicable), at which time it is allocated to inventory cost and then included as a component of production and delivery costs. Other assets are depreciated on a straight-line basis over estimated useful lives for the related assets of up to 50 years for buildings and 3 to 50 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and mine development costs is value beyond proven and probable mineral reserves (VBPP), primarily resulting from FCX's acquisition of FMC. The concept of VBPP may be interpreted differently by different mining companies. FCX's VBPP is attributable to (i) measured and indicated mineral resources that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable mineral reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable mineral reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts. Refer to Note 3 for further discussion.

Impairment of Long-Lived Mining Assets. FCX assesses the carrying values of its long-lived mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating long-lived mining assets for recoverability, estimates of pre-tax undiscounted future cash flows of FCX's individual mines are used. An impairment is considered to exist if total estimated undiscounted future cash flows are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term

price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; VBPP estimates; and the use of appropriate discount rates in the measurement of fair value. FCX believes its estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows (*i.e.*, Level 3 measurement).

Deferred Mining Costs. Stripping costs (*i.e.*, the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of an open-pit mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Obligations. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were initially recorded at estimated fair values (refer to Note 10 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to third-party legal firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation.

Environmental obligations assumed in the 2007 acquisition of FMC, which were initially recorded at fair value and estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated in the same manner as they were initially estimated. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

FCX performs a comprehensive review of its environmental obligations annually and also reviews changes in facts and circumstances associated with these obligations at least quarterly.

Asset Retirement Obligations. FCX records the fair value of estimated AROs associated with tangible long-lived assets in the period incurred. AROs associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to production and delivery costs. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated over the asset's useful life.

For mining operations, reclamation costs for disturbances are recognized as an ARO and as a related ARC in the period of the disturbance and depreciated primarily on a UOP basis. FCX's AROs for mining operations consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition.

For non-operating properties and operating mines whose reclamation-related assets have been fully depreciated, changes to the ARO are recorded in production and delivery costs.

At least annually, FCX reviews its ARO estimates for changes in the projected timing of certain reclamation and closure/restoration costs, changes in cost estimates and additional AROs incurred during the period. Refer to Note 10 for further discussion.

Revenue Recognition. FCX recognizes revenue for its products upon transfer of control in an amount that reflects the consideration it expects to receive in exchange for those products. Transfer of control is in accordance with the terms of customer contracts, which is generally upon shipment or delivery of the product. While payment terms vary by contract, terms generally include payment to be made within 30 days, but not longer than 60 days. Certain of FCX's concentrate and cathode sales contracts also provide for provisional pricing, which is accounted for as an embedded derivative (refer to Note 12 for further discussion). For provisionally priced sales, 90% to 100% of the provisional invoice amount is collected upon shipment or within 20 days, and final balances are settled in a contractually specified future month (generally one to four months from the shipment date) based on quoted monthly average copper settlement prices on the London Metal Exchange (LME) or the Commodity Exchange Inc. (COMEX), and quoted monthly average London Bullion Market Association (London) PM gold prices.

FCX's product revenues are also recorded net of treatment charges, royalties and export duties. Moreover, because a portion of the metals contained in copper concentrate is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners that are generally fixed. Refer to Note 14 for a summary of revenue by product type.

Gold sales are priced according to individual contract terms, generally the average London PM gold price for a specified month near the month of shipment.

The majority of FCX's molybdenum sales are priced based on the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price, plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products, for the month prior to the month of shipment.

Stock-Based Compensation. Compensation costs for share-based payments to employees are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for stock-settled restricted stock units (RSUs) is based on FCX's stock price on the date of grant. Shares of common stock are issued at the vesting date for stock-settled RSUs. The fair value of performance share units (PSUs) are determined using FCX's stock price and a Monte-Carlo simulation model. The fair value for liability-classified awards (*i.e.*, cash-settled RSUs) is remeasured each reporting period using FCX's stock price. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period, and for RSUs using the graded-vesting method over the vesting period. Refer to Note 8 for further discussion.

Earnings Per Share. FCX calculates its basic net income per share of common stock under the two-class method and calculates its diluted net income per share of common stock using the more dilutive of the two-class method or the treasury-stock method. Basic net income per share of common stock was computed by dividing net income attributable to common stockholders (after deducting undistributed dividends and earnings allocated to participating securities) by the weighted-average shares of common stock outstanding during the year. Diluted net income per share of common stock was calculated by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all potential dilutive shares of common stock, unless their effect would be antidilutive.

Reconciliations of net income and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted net income per share for the years ended December 31 follow:

	2024	2023	2022
Net income	$ 4,399	$ 3,751	$ 4,479
Net income attributable to noncontrolling interests	(2,510)	(1,903)	(1,011)
Undistributed dividends and earnings allocated to participating securities	(6)	(6)	(7)
Net income attributable to common stockholders	$ 1,883	$ 1,842	$ 3,461
(shares in millions)			
Basic weighted-average shares of common stock outstanding	1,438	1,434	1,441
Add shares issuable upon exercise or vesting of dilutive stock options, PSUs and RSUs	7	9	10
Diluted weighted-average shares of common stock outstanding	1,445	1,443	1,451
Net income per share attributable to common stockholders:			
Basic	$ 1.31	$ 1.28	$ 2.40
Diluted	$ 1.30	$ 1.28	$ 2.39

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the year are excluded from the computation of diluted net income per share of common stock. Excluded shares of common stock associated with outstanding stock options totaled less than 1 million shares in 2024 and 2023 and 1 million shares in 2022.

Global Intangible Low-Taxed Income (GILTI). FCX has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred.

New Accounting Standards. FCX did not adopt any new accounting standards in 2024 that had a material impact on its consolidated financial statements.

Segment Reporting. In November 2023, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU) related to segment reporting that requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, and an explanation of how the CODM uses the

reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for FCX's consolidated financial statements for the year ended December 31, 2024, and subsequent interim consolidated financial statements, and did not materially impact FCX's segment reporting as presented within Note 14.

Income Taxes. In December 2023, the FASB issued an ASU requiring enhancements to disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU is effective for FCX's consolidated financial statements for the year ended December 31, 2025.

Disaggregation of Expenses. In November 2024, the FASB issued an ASU requiring entities to provide disaggregated disclosures of specified categories of expenses that are included in relevant line items on the face of the income statement, including: purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion. This ASU is effective for FCX's consolidated financial statements for the year ended December 31, 2027, and subsequent interim consolidated financial statements.

Subsequent Events. FCX evaluated events after December 31, 2024, and through the date the consolidated financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these consolidated financial statements.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES

Ownership in Subsidiaries. FCX owns 100% of FMC. FMC produces copper and molybdenum from mines in North America and South America. At December 31, 2024, FMC's operating mines in North America were Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami located in Arizona; Tyrone and Chino located in New Mexico; and Henderson and Climax located in Colorado. FMC has a 72% interest in Morenci (refer to "Joint Ventures. Sumitomo and SMM Morenci, Inc.") and owns 100% of the other North America mines. At December 31, 2024, operating mines in South America were Cerro Verde (55.08% owned—refer to "Cerro Verde" below) located in Peru and El Abra (51% owned) located in Chile. At December 31, 2024, FMC's net assets totaled $17.4 billion and its accumulated deficit totaled $13.5 billion. FCX had no loans to FMC outstanding at December 31, 2024 and 2023.

FCX owns 48.76% of PT-FI (refer to "PT-FI Divestment" below). At December 31, 2024, PT-FI's net assets totaled $16.6 billion and its retained earnings totaled $12.1 billion. FCX had no loans to PT-FI outstanding at December 31, 2024 and 2023.

FCX owns 100% of Atlantic Copper (FCX's smelting and refining unit in Spain). At December 31, 2024, Atlantic Copper's net assets totaled $132 million and its accumulated deficit totaled $407 million. FCX had loans to Atlantic Copper outstanding totaling $644 million at December 31, 2024, and $611 million at December 31, 2023.

Cerro Verde. In September 2024, FCX purchased 5.3 million shares of Cerro Verde common stock for a total cost of $210 million, increasing FCX's ownership interest in Cerro Verde to 55.08% from 53.56%. As a result of the transaction, the carrying value of Cerro Verde's noncontrolling interest was reduced by $90 million, with $125 million recorded to capital in excess of par value, including a $5 million deferred tax impact.

PT-FI Divestment. On December 21, 2018, FCX completed the transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership (the 2018 Transaction). Pursuant to the divestment agreement and related documents, PT Mineral Industri Indonesia (MIND ID), an Indonesia state-owned enterprise, acquired all of Rio Tinto plc's (Rio Tinto) interests associated with its joint venture with PT-FI (the former Rio Tinto Joint Venture) and 100% of FCX's interests in PT Indonesia Papua Metal Dan Mineral (PTI).

In connection with the 2018 Transaction, PT-FI acquired all of the common stock of PT Rio Tinto Indonesia that held the former Rio Tinto Joint Venture interest. After the 2018 Transaction, MIND ID's (26.24%) and PTI's (25.00%) collective share ownership of PT-FI totals 51.24% and FCX's share ownership totals 48.76%. The arrangements provide for FCX and the other pre-transaction PT-FI shareholders (*i.e.*, MIND ID) to retain the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture. As a result, FCX's economic interest, including the attribution of net income or loss and dividends paid, in PT-FI approximated 81% through 2022 and is 48.76% in 2023 and thereafter (see "Attribution of PT-FI Net Income or Loss" below).

FCX, PT-FI, PTI and MIND ID entered into a shareholders agreement (the PT-FI Shareholders Agreement), which includes provisions related to the governance and management of PT-FI. FCX considered the terms of the PT-FI Shareholders Agreement and related governance structure, including whether MIND ID has substantive participating rights, and concluded that FCX has retained control and would continue to consolidate PT-FI in its financial statements following the 2018 Transaction. Among other terms, the governance arrangements under the PT-FI Shareholders Agreement transfers control over the management of PT-FI's mining operations to an operating committee, which is controlled by FCX. Additionally, as discussed above, the existing PT-FI shareholders retained the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture, so that FCX's economic interest in the project through 2041 will not be significantly affected by the 2018 Transaction. FCX believes its conclusion to continue to consolidate PT-FI in its financial statements is in accordance with the U.S. Securities and Exchange Commission (SEC) Regulation S-X, Rule 3A-02 (a), which provides for situations in which consolidation of an entity, notwithstanding the lack of majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than recorded ownership of voting stock.

Attribution of PT-FI Net Income or Loss. FCX concluded that the attribution of PT-FI's net income or loss from December 21, 2018 (the date of the divestment transaction), through December 31, 2022 (the Initial Period), should be based on FCX's and MIND ID's economic interest, as previously discussed. PT-FI's cumulative net income during the Initial Period totaled $6.0 billion, of which $4.9 billion was attributed to FCX.

Beginning January 1, 2023, the attribution of PT-FI's net income or loss is based on equity ownership percentages (48.76% for FCX, 26.24% for MIND ID and 25.00% for PTI), except for net income in 2023 associated with the sale of approximately 190,000 ounces of gold because PT-FI did not achieve the Gold Target (as defined in the PT-FI Shareholders Agreement), and net income in 2024 associated with the closure of its 2021 corporate income tax audit and resolution of the framework for Indonesia disputed tax matters (refer to Note 9), which were attributed approximately 81% to FCX. For all of its other partially owned consolidated subsidiaries, FCX attributes net income or loss based on equity ownership percentages.

Joint Ventures.

Sumitomo and SMM Morenci, Inc. FMC owns a 72% undivided interest in Morenci via an unincorporated joint venture. The remaining 28% is owned by Sumitomo (15%) and SMM Morenci, Inc. (13%). Each partner takes in kind its share of Morenci's production. FMC purchased 15 million pounds during 2024 and 46 million pounds during 2023 of Morenci's copper cathode from Sumitomo and SMM Morenci, Inc. at market prices for $63 million and $177 million, respectively. FMC had receivables from Sumitomo and SMM Morenci, Inc. totaling $23 million at December 31, 2024, and $17 million at December 31, 2023.

PT Smelting. PT Smelting is an Indonesia company that owns a copper smelter and refinery in Gresik, Indonesia. In 1996, PT-FI entered into a joint venture and shareholder agreement with Mitsubishi Materials Corporation (MMC) to jointly construct the PT Smelting facilities. PT Smelting commenced operations in 1999. In December 2023, PT Smelting completed the expansion of its capacity by 30% to process approximately 1.3 million metric tons of copper concentrate per year. The project was funded by PT-FI with loans totaling $254 million that converted to equity effective June 30, 2024, increasing PT-FI's common stock ownership in PT Smelting to 66% from 39.5%. MMC owns the remaining 34% of PT Smelting's outstanding common stock and serves as the operator of the facilities.

FCX has determined that PT Smelting is a variable interest entity, however, as mutual consent of both PT-FI and MMC is required to make the decisions that most significantly impact the economic performance of PT Smelting, PT-FI is not the primary beneficiary. As PT-FI has the ability to exercise significant influence over PT Smelting, PT-FI is continuing to account for its investment in PT Smelting under the equity method (refer to Note 4).

PT-FI's maximum exposure to loss is its investment in PT Smelting (refer to Note 4). PT-FI's equity in PT Smelting's earnings totaled $8 million in 2024, $10 million in 2023 and $24 million in 2022.

Beginning January 1, 2023, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement. Under this arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its copper concentrate and PT-FI retains title to all products for sale to third parties (*i.e.*, there are no further sales from PT-FI to PT Smelting). PT-FI recorded tolling-related charges of $326 million in 2024 and $183 million in 2023.

NOTE 3. PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and mine development costs follow:

December 31,	2024	2023
Proven and probable mineral reserves	$ 7,159	$ 7,160
VBPP	358	359
Mine development and other	12,828	12,265
Buildings and infrastructure	10,667	10,165
Machinery and equipment	16,337	15,246
Mobile equipment	5,597	4,986
Construction in progress	9,364	6,945
Oil and gas properties	27,485	27,441
Total	89,795	84,567
Accumulated depreciation, depletion and amortization[a]	(51,281)	(49,272)
Property, plant, equipment and mine development costs, net	$ 38,514	$ 35,295

a. Includes accumulated amortization for oil and gas properties of $27.4 billion at December 31, 2024 and 2023.

FCX recorded $1.6 billion for VBPP in connection with its 2007 acquisition of FMC (excluding $0.6 billion associated with mining operations that were subsequently sold) and transferred $0.8 billion to proven and probable mineral reserves through 2024 (approximately $1 million in both 2024 and 2023). Cumulative impairments of and adjustments to VBPP total $0.5 billion, which were primarily recorded in 2008.

Capitalized interest, which primarily related to FCX's mining operations' capital projects, including the construction and development of PT-FI's new downstream processing facilities, totaled $391 million in 2024, $267 million in 2023 and $150 million in 2022.

During the three-year period ended December 31, 2024, no material impairments of FCX's long-lived mining assets were recorded.

NOTE 4. OTHER ASSETS

The components of other assets follow:

December 31,	2024	2023
Intangible assets[a]	$ 428	$ 422
Legally restricted trust assets[b]	217	212
Disputed tax assessments:[c]		
Cerro Verde	275	274
PT-FI	10	10
Investments:		
PT Smelting[d]	354	123
Fixed income, equity securities and other	102	84
Restricted time deposits[e]	100	97
Cloud computing arrangements	151	76
Long-term receivable for taxes[f]	43	70
Long-term employee receivables	24	26
Prepaid rent and deposits	9	39
Loans to PT Smelting for expansion[d]	—	233
Contingent consideration associated with sales of assets[g]	—	38
Other	100	106
Total other assets	$1,813	$1,810

a. Indefinite-lived intangible assets totaled $214 million at December 31, 2024 and 2023. Definite-lived intangible assets totaled $214 million at December 31, 2024, and $208 million at December 31, 2023, which were net of accumulated amortization totaling $46 million and $43 million, respectively.
b. Reflects amounts held in trusts for AROs related to properties in New Mexico (refer to Note 10).
c. Refer to Note 10.
d. Refer to Note 2.
e. Relates to PT-FI's regulatory commitments (refer to Notes 10 and 12).
f. Includes tax overpayments and refunds not expected to be realized within the next 12 months.
g. Refer to Note 13.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities follow:

December 31,	2024	2023
Accounts payable	$2,789	$2,466
Salaries, wages and other compensation	361	343
Accrued interest[a]	135	146
Pension, postretirement, postemployment and other employee benefits[b]	128	129
Leases[b,c]	98	84
Deferred revenue	91	161
Accrued taxes, other than income taxes	81	88
Community development programs	75	58
PT-FI administrative fine[d]	59	55
PT-FI contingencies[e]	49	67
MIND ID indemnification[f]	49	—
Litigation accruals	34	51
Other	108	81
Total accounts payable and accrued liabilities	$4,057	$3,729

a. Third-party interest paid, net of capitalized interest, was $206 million in 2024, $419 million in 2023 and $417 million in 2022.
b. Refer to Note 7 for long-term portion.
c. Refer to Note 11.
d. Refer to Note 10.
e. Primarily reflects Indonesia tax matters. Refer to Note 10.
f. Refer to Note 11. At December 31, 2023, the MIND ID indemnification balance was included in other long-term liabilities (refer to Note 7).

NOTE 6. DEBT

FCX's debt at December 31, 2024, is net of reductions of $58 million ($67 million at December 31, 2023) for unamortized net discounts and unamortized debt issuance costs. The components of debt follow:

December 31,	2024	2023
Revolving credit facilities:		
FCX	$ —	$ —
PT-FI	250	—
Cerro Verde	—	—
Senior notes and debentures:		
Issued by FCX:		
4.55% Senior Notes due 2024	—	730
5.00% Senior Notes due 2027	449	448
4.125% Senior Notes due 2028	484	483
4.375% Senior Notes due 2028	431	430
5.25% Senior Notes due 2029	469	468
4.25% Senior Notes due 2030	447	446
4.625% Senior Notes due 2030	589	588
5.40% Senior Notes due 2034	724	723
5.450% Senior Notes due 2043	1,688	1,689
Issued by PT-FI:		
4.763% Senior Notes due 2027	747	746
5.315% Senior Notes due 2032	1,491	1,490
6.200% Senior Notes due 2052	745	744
Issued by FMC:		
7 ⅛% Debentures due 2027	115	115
9 ½% Senior Notes due 2031	119	121
6 ⅛% Senior Notes due 2034	119	118
Other	81	83
Total debt	8,948	9,422
Less current portion of debt	(41)	(766)
Long-term debt	$8,907	$8,656

Revolving Credit Facilities.

FCX. FCX and PT-FI have a $3.0 billion, unsecured revolving credit facility that matures in October 2027. Under the terms of the revolving credit facility, FCX may obtain loans and issue letters of credit in an aggregate amount of up to $3.0 billion, with a $1.5 billion sublimit on the issuance of letters of credit and a $500 million limit on PT-FI's borrowing capacity. At December 31, 2024, there were no borrowings and $7 million in letters of credit issued under FCX's revolving credit facility. Interest on loans made under the revolving credit facility may, at the option of FCX or PT-FI, be determined based on the Secured Overnight Financing Rate (SOFR) plus a spread to be determined by reference to a grid based on FCX's credit rating.

The revolving credit facility contains customary affirmative covenants and representations, and also contains various negative covenants that, among other things and subject to certain exceptions, restrict the ability of FCX's subsidiaries that are not borrowers or guarantors to incur additional indebtedness (including guarantee obligations) and the ability of FCX or FCX's subsidiaries to: create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; and sell assets. In addition, the revolving credit facility contains a total leverage ratio financial covenant.

PT-FI. At December 31, 2024, PT-FI had $250 million in borrowings outstanding under its $1.75 billion senior unsecured revolving credit facility that matures in November 2028. PT-FI's revolving credit facility is available for its general corporate purposes, including to fund PT-FI's projects related to its new downstream processing facilities. Interest on loans made under PT-FI's revolving credit facility are determined based on the SOFR plus a margin.

PT-FI's revolving credit facility contains customary affirmative covenants and representations and also contains standard negative covenants that, among other things, restrict, subject to certain exceptions, the ability of PT-FI to incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; sell assets; and modify or amend the shareholders agreement or related governance structure. The credit facility also contains financial covenants governing maximum total leverage and minimum interest expense coverage and other covenants addressing certain environmental and social compliance requirements.

Cerro Verde. At December 31, 2024, Cerro Verde had no borrowings outstanding under its $350 million senior unsecured revolving credit facility that matures in May 2027. Cerro Verde's revolving credit facility contains customary representations and affirmative and negative covenants.

At December 31, 2024, FCX, PT-FI and Cerro Verde were in compliance with their respective credit facility's covenants.

Senior Notes.

FCX. In November 2024, FCX repaid $0.7 billion for the balance of its maturing 4.55% Senior Notes.

In 2023, FCX purchased $0.2 billion aggregate principal amount of its senior notes in open-market transactions for a total cost of $0.2 billion and recorded gains on early extinguishment of debt of $10 million. In 2022, FCX purchased $1.1 billion aggregate principal amount of its senior notes in open market transactions for a total cost of $1.0 billion and recorded gains on early extinguishment of debt of $44 million. FCX has not purchased senior notes in open-market transactions since July 2023.

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at specified redemption prices prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
5.00% Senior Notes due 2027	September 1, 2025
4.125% Senior Notes due 2028	March 1, 2026
4.375% Senior Notes due 2028	August 1, 2026
5.25% Senior Notes due 2029	September 1, 2027

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below, at specified redemption prices beginning on the dates stated below, and at 100% of principal two years before maturity.

Debt Instrument	Date
4.25% Senior Notes due 2030	March 1, 2025
4.625% Senior Notes due 2030	August 1, 2025

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
5.40% Senior Notes due 2034	May 14, 2034
5.450% Senior Notes due 2043	September 15, 2042

FCX's senior notes contain limitations on liens and rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness.

PT-FI. In April 2022, PT-FI completed the sale of $3.0 billion aggregate principal amount of unsecured senior notes, consisting of $750 million of 4.763% Senior Notes due 2027, $1.5 billion of 5.315% Senior Notes due 2032 and $750 million of 6.200% Senior Notes due 2052. PT-FI used $0.6 billion of the net proceeds to repay the borrowings under its term loan and recorded a loss on early extinguishment of debt of $10 million in 2022. PT-FI used the remaining net proceeds to finance its downstream processing facilities.

The senior notes listed below are redeemable in whole or in part, at the option of PT-FI, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.763% Senior Notes due 2027	March 14, 2027
5.315% Senior Notes due 2032	January 14, 2032
6.200% Senior Notes due 2052	October 14, 2051

Maturities. Maturities of debt instruments based on the principal amounts outstanding at December 31, 2024, total $41 million in 2025, $5 million in 2026, $1.3 billion in 2027, $1.2 billion in 2028, $477 million in 2029 and $6.0 billion thereafter.

NOTE 7. OTHER LIABILITIES, INCLUDING EMPLOYEE BENEFITS

The components of other liabilities follow:

December 31,	2024	2023
Leases[a]	$ 692	$ 347
Pension, postretirement, postemployment and other employment benefits[b]	689	704
Litigation accruals	163	163
Provision for tax positions	136	174
Social investment programs	111	79
Indemnification of MIND ID[a]	—	75
Other	96	106
Total other liabilities	$1,887	$1,648

a. Refer to Note 5 for current portion and Note 11 for further discussion.
b. Refer to Note 5 for current portion.

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FMC has U.S. trusteed, non-contributory pension plans covering some U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. Benefits are calculated based on final average monthly compensation and years of service or based on a fixed amount for each year of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan. Effective September 1, 2020, the FMC Retirement Plan, the largest FMC plan, was amended such that participants no longer accrue any additional benefits.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's primary investment objectives for the FMC plan assets held in a master trust (Master Trust) are to maintain funds sufficient to pay all benefit and expense obligations when due, minimize the volatility of the plan's funded status to the extent practical, and to maintain prudent levels of risk consistent with the plan's investment policy. The FMC plan assets are invested in a risk-mitigating portfolio, which is allocated among multiple fixed income managers. The current target allocation of the portfolio is long-duration credit (50%); long-duration U.S. government/credit (20%); core fixed income (22%); long-term U.S. Treasury Separate Trading of Registered Interest and Principal Securities (7%); and cash equivalents (1%).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration asset allocation, historical and expected future performance on the types of assets held in the Master Trust, and the current economic environment. Based on these factors, FCX expects the pension assets will earn an average of 5.20% per annum beginning January 1, 2025, which is based on the target asset allocation and long-term capital market return expectations.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension costs, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension costs in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the pension benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments together with the Mercer Yield Curve—Above Mean. The Mercer Yield Curve—Above Mean is constructed from the bonds in the Mercer Pension Discount Curve that have a yield higher than the regression mean yield curve. The Mercer Yield Curve—Above Mean consists of spot (*i.e.*, zero coupon) interest rates at one-half-year increments for each of the next 30 years and is developed based on pricing and yield information for high-quality corporate bonds. Changes in the discount rate are reflected in FCX's benefit obligation and, therefore, in future pension costs.

SERP Plan. FCX has an unfunded Supplemental Executive Retirement Plan (SERP) for its Chairman of the Board. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity, life annuity or an equivalent lump sum. The participant has elected to receive an equivalent lump sum payment. The payment will equal a percentage of the participant's highest average compensation for any consecutive three-year period during the five years immediately preceding the completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits from current and former retirement plans (qualified and nonqualified) sponsored by FCX, by FM Services Company, FCX's wholly owned subsidiary, or by any predecessor employer (including FCX's former parent company), except for benefits produced by accounts funded exclusively by deductions from the participant's pay.

PT-FI Plan. PT-FI has a defined benefit pension plan denominated in Indonesia rupiah covering substantially all of its Indonesia national employees. PT-FI funds the plan and invests the assets in accordance with Indonesia pension guidelines. The pension obligation was valued at an exchange rate of 16,081 rupiah to one U.S. dollar on December 31, 2024, and 15,339 rupiah to one U.S. dollar on December 31, 2023. Indonesia labor laws require that companies provide a minimum severance to employees upon employment termination based on the reason for termination and the employee's years of service. PT-FI's pension benefit obligation includes benefits determined in accordance with this law. PT-FI's expected rate of return on plan assets is evaluated at least annually, taking into consideration its long-range estimated return for the plan based on the asset mix. Based on these factors, PT-FI expects its pension assets will earn an average of 7% per annum beginning January 1, 2025. The discount rate assumption for PT-FI's plan is based on the Indonesia Government Security Yield Curve. Changes in the discount rate are reflected in PT-FI's benefit obligation and, therefore, in future pension costs.

Plan Information. FCX uses a measurement date of December 31 for its plans. Information for qualified and non-qualified plans where the projected benefit obligations and the accumulated benefit obligations exceed the fair value of plan assets follows:

December 31,	2024	2023
Projected and accumulated benefit obligation	$1,734	$1,828
Fair value of plan assets	1,379	1,475

Information on the qualified and non-qualified FCX (FMC and SERP plans) and PT-FI plans as of December 31 follows:

	FCX		PT-FI	
	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,880	$1,884	$221	$215
Service cost	16	15	12	11
Interest cost	93	98	14	14
Actuarial (gains) losses	(76)	15	(3)	3
Foreign exchange losses (gains)	—	1	(11)	4
Benefits and administrative expenses paid	(133)	(133)	(23)	(27)
Other	—	—	3	1
Benefit obligation at end of year	1,780	1,880	213	221
Change in plan assets:				
Fair value of plan assets at beginning of year	1,537	1,483	203	205
Actual return on plan assets	(31)	121	1	11
Employer contributions[a]	63	65	14	9
Foreign exchange gains (losses)	—	1	(10)	4
Benefits and administrative expenses paid	(133)	(133)	(23)	(26)
Fair value of plan assets at end of year	1,436	1,537	185	203
Funded status	$ (344)	$ (343)	$ (28)	$ (18)
Accumulated benefit obligation	$1,780	$1,878	$165	$182
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	5.67%	5.15%	7.00%	6.75%
Rate of compensation increase	N/A	N/A	4.00%	4.00%
Balance sheet classification of funded status:				
Other assets	$ 11	$ 9	$ —	$ —
Accounts payable and accrued liabilities	(3)	(3)	—	—
Other liabilities	(352)	(349)	(28)	(18)
Total	$ (344)	$ (343)	$ (28)	$ (18)

a. Employer contributions for 2025 are currently expected to approximate $64 million for the FCX plans and $11 million for the PT-FI plan (based on a December 31, 2024, exchange rate of 16,081 Indonesia rupiah to one U.S. dollar).

The actuarial gain of $76 million in 2024 and loss of $15 million in 2023 for the FCX pension plans primarily resulted from the changes in the discount rates, which were 5.67% at December 31, 2024, 5.15% at December 31, 2023, and 5.41% at December 31, 2022.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans for the years ended December 31 follow:

	2024	2023	2022
Weighted-average assumptions:[a]			
Discount rate	5.15%	5.41%	2.85%
Expected return on plan assets	5.75%	5.00%	3.00%
Service cost	$ 16	$ 15	$ 15
Interest cost	93	98	71
Expected return on plan assets	(86)	(72)	(62)
Amortization of net actuarial losses	13	15	15
Net periodic benefit cost	$ 36	$ 56	$ 39

a. The assumptions shown relate only to the FMC Retirement Plan.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT-FI's pension plan for the years ended December 31 follow:

	2024	2023	2022
Weighted-average assumptions:			
Discount rate	6.75%	7.00%	6.50%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%
Service cost	$ 12	$ 11	$ 12
Interest cost	14	14	14
Expected return on plan assets	(13)	(14)	(15)
Amortization of prior service cost	—	2	1
Amortization of net actuarial gains	(1)	(1)	(1)
Special termination benefit	—	1	2
Net periodic benefit cost	$ 12	$ 13	$ 13

The service cost component of net periodic benefit cost is included in operating income, and the other components are included in other income, net in the consolidated statements of income.

Included in accumulated other comprehensive loss are the following amounts that have not been recognized in net periodic pension cost as of December 31:

	2024		2023	
	Before Taxes	After Taxes and Noncontrolling Interests	Before Taxes	After Taxes and Noncontrolling Interests
Net actuarial losses	$421	$289	$382	$257
Prior service costs	(4)	(4)	(1)	(2)
	$417	$285	$381	$255

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to prices derived using significant observable inputs (Level 2) and the lowest priority to prices derived using significant unobservable inputs (Level 3).

A summary of the fair value for pension plan assets, including those measured at net asset value (NAV) as a practical expedient, associated with the FCX plans follows:

	Fair Value at December 31, 2024				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 395	$395	$ —	$ —	$ —
Short-term investments	37	37	—	—	—
Fixed income:					
Corporate bonds	624	—	—	624	—
Government bonds	238	—	—	238	—
Private equity investments	68	68	—	—	—
Other investments	57	—	1	56	—
Total investments	1,419	$500	$ 1	$ 918	$ —
Cash and receivables	20				
Payables	(3)				
Total pension plan net assets	$1,436				

	Fair Value at December 31, 2023				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 417	$417	$ —	$ —	$ —
Short-term investments	24	24	—	—	—
Fixed income:					
Corporate bonds	677	—	—	677	—
Government bonds	276	—	—	276	—
Private equity investments	67	67	—	—	—
Other investments	63	—	1	62	—
Total investments	1,524	$508	$ 1	$1,015	$ —
Cash and receivables	17				
Payables	(4)				
Total pension plan net assets	$1,537				

Following is a description of the pension plan asset categories included in the above tables and the valuation techniques used to measure fair value. There have been no changes to the techniques used to measure fair value.

Commingled/collective funds are managed by several fund managers and are valued at the NAV per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded securities. These funds primarily require up to a two-business-day notice for redemptions.

Fixed income investments include corporate and government bonds held directly by the Master Trust. Fixed income securities are valued using a bid-evaluation price or a mid-evaluation price and, as such, are classified within Level 2 of the fair value hierarchy. A bid-evaluation price is an estimated price at which a dealer would pay for a security. A mid-evaluation price is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at NAV using information from general partners and have inherent restrictions on redemptions that may affect the ability to sell the investments at their NAV in the near term.

A summary of the fair value hierarchy for pension plan assets associated with the PT-FI plan follows:

| | Fair Value at December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Government bonds	$ 96	$ 96	$ —	$ —
Common stocks	53	53	—	—
Mutual funds	12	12	—	—
Total investments	161	$161	$ —	$ —
Cash and receivables[a]	24			
Total pension plan net assets	$185			

| | Fair Value at December 31, 2023 | | | |
	Total	Level 1	Level 2	Level 3
Government bonds	$102	$102	$ —	$ —
Common stocks	67	67	—	—
Mutual funds	12	12	—	—
Total investments	181	$181	$ —	$ —
Cash and receivables[a]	22			
Total pension plan net assets	$203			

a. Cash consists primarily of short-term time deposits.

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT-FI plan. There have been no changes to the techniques used to measure fair value.

Government bonds, common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

The techniques described above may produce a fair value calculation that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with those used by other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The expected benefit payments for FCX's and PT-FI's pension plans follow:

	FCX		PT-FI[a]	
2025	$	126	$	14
2026		190		27
2027		129		29
2028		129		31
2029		129		28
2030 through 2034		633		133

a. Based on a December 31, 2024, exchange rate of 16,081 Indonesia rupiah to one U.S. dollar.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The benefit obligation (funded status) for the postretirement medical and life insurance benefit plans consisted of a current portion of $5 million (included in accounts payable and accrued liabilities) and a long-term portion of $31 million (included in other liabilities) at December 31, 2024, and a current portion of $5 million and a long-term portion of $34 million at December 31, 2023.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit obligation consisted of a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $43 million (included in other liabilities) at December 31, 2024, and a current portion of $7 million and a long-term portion of $46 million at December 31, 2023.

FCX also sponsors a retirement savings plan for most of its U.S. employees. The plan allows employees to contribute a portion of their income in accordance with specified guidelines. The savings plan is a qualified 401(k) plan for all U.S. salaried and non-bargained hourly employees. Participants exercise control and direct the investment of their contributions and account balances among various investment options under the plan. FCX contributes to the plan and matches a percentage of employee contributions up to certain limits. For employees whose eligible compensation exceeds certain levels, FCX provides a nonqualified unfunded defined contribution plan, which had a liability balance of $69 million at December 31, 2024, and $62 million at December 31, 2023, all of which was included in other liabilities.

The costs charged to operations for the employee savings plan totaled $131 million in 2024, $119 million in 2023 and $101 million in 2022. FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 8. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

FCX's authorized shares of capital stock consists of 3.0 billion shares of common stock and 50 million shares of preferred stock.

Financial Policy. FCX's financial policy, which was adopted by its Board of Directors (Board) in 2021, includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests is allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding net project debt for PT-FI's new downstream processing facilities). The Board reviews the structure of the performance-based payout framework at least annually.

Under its $5.0 billion share repurchase program, FCX has acquired a total of 49.0 million shares of common stock for a cost of $1.9 billion ($38.64 average cost per share), including 1.2 million shares of its common stock for a total cost of $59 million in 2024 and 35.1 million shares of its common stock for a total cost of $1.3 billion in 2022 (no purchases were made in 2023). As of February 14, 2025, FCX has $3.1 billion available for repurchases under the program.

On December 18, 2024, FCX declared quarterly cash dividends totaling $0.15 per share on its common stock (including a $0.075 per share base dividend and $0.075 per share variable dividend), which were paid on February 3, 2025, to common stockholders of record as of January 15, 2025.

The declaration and payment of dividends (base or variable) and timing and amount of any share repurchases are at the discretion of FCX's Board and management, respectively, and are subject to a number of factors, including not exceeding FCX's net debt target, capital availability, FCX's financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by FCX's Board or management, as applicable. FCX's share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

Accumulated Other Comprehensive Loss. A summary of changes in the balances of each component of accumulated other comprehensive loss, net of tax, follows:

	Defined Benefit Plans	Translation Adjustment	Total
Balance at January 1, 2022	$(398)	$10	$(388)
Amounts arising during the period[a,b]	61	—	61
Amounts reclassified[c]	7	—	7
Balance at December 31, 2022	(330)	10	(320)
Amounts arising during the period[a,b]	41	—	41
Amounts reclassified[c]	5	—	5
Balance at December 31, 2023	(284)	10	(274)
Amounts arising during the period[a,b]	(44)	—	(44)
Amounts reclassified[c]	4	—	4
Balance at December 31, 2024	$(324)	$10	$(314)

a. Includes net actuarial gains (loss), net of noncontrolling interest, totaling $59 million for 2022, $38 million for 2023 and $(46) million for 2024.
b. Includes tax benefits totaling $2 million for 2022, 2023 and 2024.
c. Includes amortization primarily related to actuarial losses, net of taxes of less than $1 million for 2022, 2023 and 2024.

Stock Award Plans. FCX currently has awards outstanding under various stock-based compensation plans. The stockholder-approved 2016 Stock Incentive Plan (the 2016 Plan) provides for the issuance of stock options, stock appreciation rights, restricted stock, RSUs, PSUs and other stock-based awards for up to 72 million common shares. As of December 31, 2024, 15.0 million shares were available for grant under the 2016 Plan, and no shares were available under other plans.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards for the years ended December 31 follows:

	2024	2023	2022
Selling, general and administrative expenses	$ 65	$ 64	$57
Production and delivery	44	45	38
Total stock-based compensation	109	109	95
Tax benefit and noncontrolling interests' share[a]	(4)	(5)	(4)
Impact on net income	$105	$104	$91

a. Charges in the U.S. are not expected to generate a future tax benefit.

Stock Options. Stock options granted under the plans generally expire 10 years after the date of grant and vest in one-third annual increments beginning one year from the date of grant. The award agreements provide that participants will receive the following year's vesting upon retirement. Therefore, on the date of grant, FCX accelerates one year of amortization for retirement-eligible employees. The award agreements also provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control. FCX has not granted stock options since 2021.

A summary of stock options outstanding as of December 31, 2024, and activity during the year ended December 31, 2024, follows:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	8,749,933	$15.63		
Exercised	(3,140,886)	18.13		
Balance at December 31	5,609,047	14.22	4.1	$134
Vested and exercisable at December 31	5,609,047	14.22	4.1	$134

The total intrinsic value of options exercised was $95 million during 2024, $52 million during 2023 and $148 million during 2022. The total fair value of options vested was less than $1 million during 2024, $3 million during 2023 and $23 million during 2022.

Stock-Settled PSUs and RSUs. Since 2014, FCX's executive officers received annual grants of PSUs that vest after a three-year performance period. The total grant date target shares related to the PSU grants were 0.4 million for each of 2024, 2023 and 2022, of which the executive officers will earn (i) between 0% and 200%

of the target shares based on achievement of financial metrics and (ii) may be increased or decreased up to 25% of the target shares based on FCX's total shareholder return compared to the total shareholder return of a peer group. PSU awards for FCX's executive officers who are retirement-eligible are non-forfeitable. As such, FCX charges the estimated fair value of the non-forfeitable PSU awards to expense at the time the financial and operational metrics are established, which is typically grant date. The fair value of PSU awards for FCX's executive officers who are not retirement-eligible are charged to expense over the performance period.

FCX grants RSUs that vest over a period of three years or at the end of three years to certain employees. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. FCX also grants RSUs to its directors, which vest on the first anniversary of the date of grant. The fair value of the RSUs is amortized over the vesting period or the period until the director becomes retirement eligible, whichever is shorter. Upon a director's retirement, all of their unvested RSUs immediately vest. For retirement-eligible directors, the fair value of RSUs is recognized in earnings on the date of grant.

The award agreements provide for accelerated vesting of all RSUs held by directors if there is a change of control (as defined in the award agreements) and for accelerated vesting of all RSUs held by employees if they experience a qualifying termination within one year following a change of control. Dividends attributable to RSUs and PSUs accrue and are paid if the awards vest. A summary of outstanding stock-settled RSUs and PSUs as of December 31, 2024, and activity during the year ended December 31, 2024, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	5,699,575	$37.23	
Granted	2,262,830	39.46	
Vested	(2,224,239)	34.37	
Forfeited	(15,082)	41.00	
Balance at December 31	5,723,084	39.21	$218

The total fair value of stock-settled RSUs and PSUs granted was $92 million during 2024, $93 million during 2023 and $83 million during 2022. The total intrinsic value of stock-settled RSUs and PSUs vested was $84 million during 2024, $136 million during 2023 and $138 million during 2022. As of December 31, 2024, FCX had $27 million of total unrecognized compensation cost related to unvested stock-settled RSUs and PSUs expected to be recognized over approximately 1.1 years.

Cash-Settled RSUs. Cash-settled RSUs are similar to stock-settled RSUs but are settled in cash rather than in shares of common stock. These cash-settled RSUs generally vest over three years of service. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these cash-settled RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. The cash-settled RSUs are classified as liability awards, and the fair value of these awards is remeasured each reporting period until the vesting dates. The award agreements for cash-settled RSUs provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control.

Dividends attributable to cash-settled RSUs accrue and are paid if the awards vest. A summary of outstanding cash-settled RSUs as of December 31, 2024, and activity during the year ended December 31, 2024, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	858,741	$40.23	
Granted	626,050	39.58	
Vested	(398,727)	38.19	
Forfeited	(22,578)	40.72	
Balance at December 31	1,063,486	40.60	$40

The total grant-date fair value of cash-settled RSUs was $25 million during 2024, $24 million during 2023 and $15 million during 2022. The intrinsic value of cash-settled RSUs vested was $15 million during 2024, $20 million during 2023 and $26 million during 2022. The accrued liability associated with cash-settled RSUs consisted of a current portion of $22 million (included in accounts payable and accrued liabilities) and a long-term portion of $8 million (included in other liabilities) at December 31, 2024, and a current portion of $19 million and a long-term portion of $7 million at December 31, 2023.

Other Information. The following table includes amounts related to exercises of stock options and vesting of RSUs and PSUs during the years ended December 31:

	2024	2023	2022
FCX shares tendered or withheld to pay the exercise price and/or the statutory withholding taxes[a]	1,505,675	1,633,519	1,511,072
Cash received from stock option exercises	$ 29	$ 47	$ 125
Actual tax benefit realized for tax deductions	$ 5	$ 4	$ 13
Amounts FCX paid for employee taxes	$ 35	$ 50	$ 55

a. Under terms of the related plans, upon exercise of stock options, vesting of stock-settled RSUs and payout of PSUs, employees may tender or have withheld FCX shares to pay the exercise price and/or required withholding taxes.

NOTE 9. INCOME TAXES

Geographic sources of (losses) income before income taxes and equity in affiliated companies' net earnings for the years ended December 31 follow:

	2024	2023	2022
U.S.	$ (547)	$ 68	$ 840
Foreign	7,454	5,938	5,875
Total	$6,907	$6,006	$6,715

Income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has not provided deferred income taxes for other differences between the book and tax carrying amounts of its investments in material foreign subsidiaries as FCX considers its ownership positions to be permanent in duration, and quantification of the related deferred tax liability is not practicable.

FCX's provision for income taxes for the years ended December 31 follows:

	2024	2023	2022
Current income taxes:			
Federal	$ 36	$ 5	$ —
State	(1)	(6)	1
Foreign	(2,635)	(2,087)	(2,232)
Total current	(2,600)	(2,088)	(2,231)
Deferred income taxes:			
Federal	1	(50)	(149)
State	(1)	(3)	(6)
Foreign	74	(320)	(144)
Total deferred	74	(373)	(299)
Adjustments	—	6	1
Operating loss carryforwards	3	185	262
Provision for income taxes	$(2,523)	$(2,270)	$(2,267)

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
U.S. federal statutory tax rate	$(1,450)	(21)%	$(1,261)	(21)%	$(1,410)	(21)%
Foreign tax credit expiration/ limitation[a]	(1,053)	(15)	(289)	(5)	(50)	(1)
Valuation allowance[a]	898	13	119	2	65	—
Withholding and other impacts on foreign earnings	(753)	(11)	(615)	(10)	(673)	(10)
Effect of foreign rates different than the U.S. federal statutory rate	(373)	(6)	(313)	(5)	(314)	(5)
PT-FI historical tax disputes[b]	185	2	—	—	(8)	—
Percentage depletion	123	2	183	3	189	3
State income taxes	(52)	(1)	3	—	(41)	—
Non-deductible permanent differences	(41)	—	(68)	(1)	(29)	—
Uncertain tax positions	5	—	(28)	(1)	(17)	—
Other items, net	(12)	—	(1)	—	21	—
Provision for income taxes	$(2,523)	(37)%	$(2,270)	(38)%	$(2,267)	(34)%

a. Refer to "Valuation Allowances" below.
b. Refer to "Indonesia Tax Matters" below.

FCX paid federal, state and foreign income taxes totaling $2.8 billion in 2024, $2.1 billion in 2023 and $3.1 billion in 2022. FCX received refunds of federal, state and foreign income taxes totaling $248 million in 2024, less than $1 million in 2023 and $46 million in 2022.

The components of deferred taxes follow:

December 31,	2024	2023
Deferred tax assets:		
Net operating losses	$ 1,814	$ 1,761
Accrued expenses	1,657	1,390
Foreign tax credits	184	1,228
Employee benefit plans	76	78
Other	214	215
Deferred tax assets	3,945	4,672
Valuation allowances	(2,984)	(3,894)
Net deferred tax assets	961	778
Deferred tax liabilities:		
Property, plant, equipment and mine development costs	(4,193)	(4,118)
Undistributed earnings	(981)	(911)
Other	(155)	(195)
Total deferred tax liabilities	(5,329)	(5,224)
Net deferred tax liabilities	$(4,368)	$(4,446)

Tax Attributes. At December 31, 2024, FCX had (i) U.S. foreign tax credits of $0.2 billion that will expire between 2025 and 2034, (ii) U.S. federal net operating losses (NOLs) of $6.0 billion, of which $0.7 billion can be carried forward indefinitely, with the remainder primarily expiring between 2036 and 2037, (iii) U.S. state NOLs of $10.6 billion, of which $3.5 billion can be carried forward indefinitely, with the remainder primarily expiring between 2025 and 2044, and (iv) Atlantic Copper NOLs of $0.5 billion that can be carried forward indefinitely.

Valuation Allowances. On the basis of available information at December 31, 2024, including positive and negative evidence, FCX has provided valuation allowances for certain of its deferred tax assets where it believes it is more-likely-than-not that some portion or all of such assets will not be realized. Valuation allowances totaled $3.0 billion at December 31, 2024, and covered all of FCX's U.S. foreign tax credits and U.S. federal NOLs, substantially all of its U.S. state and foreign NOLs, as well as a portion of its U.S. federal, state and foreign deferred tax assets. The valuation allowance related to FCX's U.S. foreign tax credits totaled $0.2 billion at December 31, 2024. FCX has operations in tax jurisdictions where statutory income taxes and withholding taxes are in excess of the U.S. federal income tax rate. Valuation allowances are recognized on foreign tax credits for which no benefit is expected to be realized.

The valuation allowance related to FCX's U.S. federal, state and foreign NOLs totaled $1.8 billion and other deferred tax assets totaled $1.0 billion at December 31, 2024. NOLs and deferred tax

assets represent future deductions for which a benefit will only be realized to the extent these deductions offset future income. FCX develops an estimate of which future tax deductions will be realized and recognizes a valuation allowance to the extent these deductions are not expected to be realized in future periods.

Valuation allowances will continue to be carried on U.S. foreign tax credits, U.S. federal, state and foreign NOLs and U.S. federal, state and foreign deferred tax assets, until such time that (i) FCX generates taxable income against which any of the assets, credits or NOLs can be used, (ii) forecasts of future income provide sufficient positive evidence to support reversal of the valuation allowances or (iii) FCX identifies a prudent and feasible means of securing the benefit of the assets, credits or NOLs that can be implemented.

The $0.9 billion net decrease in the valuation allowances during 2024 is primarily related to a decrease for expirations of U.S. foreign tax credits.

U.S. Inflation Reduction Act of 2022. The provisions of the U.S. Inflation Reduction Act of 2022 (the Act) became applicable to FCX on January 1, 2023. The Act includes, among other provisions, a new Corporate Alternative Minimum Tax (CAMT) of 15% on the adjusted financial statement income (AFSI) of corporations with average annual AFSI exceeding $1.0 billion over a three-year period.

In September 2024, the Internal Revenue Service (IRS) issued proposed regulations that provide guidance on the application of CAMT, which are not final and subject to change. Based on the proposed guidance released by the IRS, FCX determined that the provisions of the Act did not impact its financial results for the years 2024 or 2023.

Pillar Two of the Global Anti-Base Erosion Rules. In 2021, the Organisation for Economic Co-operation and Development (OECD) published a framework for Pillar Two of the Global Anti-Base Erosion Rules, which was designed to coordinate participating jurisdictions in updating the international tax system to ensure that large multinational companies pay a minimum level of income tax. Recommendations from the OECD regarding a global minimum income tax and other changes are being considered and/or implemented in jurisdictions where FCX operates. At current metals market prices, FCX does not expect enactment of the recommended framework in jurisdictions where it operates to materially impact its financial results.

Indonesia Tax Matters. During 2024, in conjunction with closure of PT-FI's 2021 corporate income tax audit and resolution of Indonesia disputed tax matters, PT-FI recorded credits to net income of $215 million, including $199 million to provision for income taxes, $8 million to production and delivery and $8 million to interest expense, net.

Peru Tax Matters. Cerro Verde's current mining stability agreement subjects it to a stable income tax rate of 32% through the expiration of the agreement on December 31, 2028. The enacted tax rate on dividend distributions, which is not stabilized by the agreement, is 5%.

Chile Tax Matters. Under the US-Chilean Tax Treaty, which became effective in 2024, FCX's share of income from El Abra is subject to an income tax rate of 35%.

Effective January 1, 2024, mining royalty taxes in Chile consist of two main components: (i) profitability-based mining royalty rates on a sliding scale of 8% to 26% (depending on a defined operational margin) and (ii) an additional ad valorem royalty tax based on 1% of sales.

Uncertain Tax Positions. Tax positions reflected in the consolidated financial statements are, based on their technical merits, more-likely-than-not to be sustained upon examination by taxing authorities or have otherwise been effectively settled. Such tax positions reflect the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income, net, rather than in the provision for income taxes.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits for the years ended December 31 follows.

	2024	2023	2022
Balance at beginning of year	$720	$810	$808
Additions:			
Prior year tax positions	13	27	26
Current year tax positions	10	28	25
Decreases:			
Prior year tax positions	(54)	(13)	(12)
Settlements with taxing authorities	(492)	(132)	(37)
Lapse of statute of limitations	(36)	—	—
Balance at end of year	$161	$720	$810

The total amount of accrued interest and penalties associated with unrecognized tax benefits was $264 million at December 31, 2024, primarily relating to unrecognized tax benefits associated with royalties and the timing of advance payments, $536 million at December 31, 2023, and $551 million at December 31, 2022. Amounts include unpaid items on the consolidated balance sheet of $26 million at December 31, 2024, $33 million at December 31, 2023, and $36 million at December 31, 2022. Benefits (charges) for interest and penalties related to unrecognized tax benefits totaled $8 million in 2024, $(153) million in 2023 and $(7) million in 2022.

The reserve for unrecognized tax benefits of $161 million at December 31, 2024, included $153 million ($52 million net of income tax benefits and valuation allowances) that, if recognized, would reduce FCX's provision for income taxes. Changes in the reserve for unrecognized tax benefits associated with current and prior-year tax positions were primarily related to uncertainties associated with FCX's tax treatment of cost recovery methods, various non-deductible costs, and royalties and other mining taxes. There continues to be uncertainty related to the timing of settlements with taxing authorities, but if additional settlements are agreed upon during the year 2025, FCX could experience a change in its reserve for unrecognized tax benefits.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX's major tax jurisdictions that remain subject to examination are as follows:

Jurisdiction	Years Subject to Examination	Additional Open Years
U.S. Federal	—	2021-2024
Indonesia	2017, 2020	2022-2024
Peru	2020-2021	2017-2019, 2022-2024
Chile	2023	2021-2022, 2024

NOTE 10. CONTINGENCIES

Environmental. FCX's operations are subject to various environmental laws and regulations that govern the generation, storage, treatment, transportation and disposal of hazardous substances; solid waste disposal; air emissions; wastewater discharges; remediation, restoration and reclamation of environmental contamination, including mine closures and reclamation; protection of endangered and threatened species and designation of critical habitats; and other related matters. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA and similar state laws that impose responsibility on current and previous owners and operators of a facility for the remediation of hazardous substances released from the facility into the environment, including damages to natural resources, in some cases irrespective of when the damage to the environment occurred or who caused it. Remediation liability also extends to persons who arranged for the disposal of hazardous substances or transported the hazardous substances to a disposal site selected by the transporter. These liabilities are often shared on a joint and several basis, meaning that each responsible party is fully responsible for the remediation if some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S., and FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and various state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. FCX is also subject to claims where the release of hazardous substances is alleged to have caused natural resource damages (NRD) and to litigation by individuals allegedly exposed to hazardous substances. As of December 31, 2024, FCX had more than 80 active remediation projects, including NRD claims, in 20 U.S. states. The largest obligations discussed below account for approximately 85% of the total balance at December 31, 2024.

A summary of changes in FCX's estimated environmental obligations for the years ended December 31 follows:

	2024	2023	2022
Balance at beginning of year	$1,939	$1,740	$1,664
Accretion expense[a]	131	119	110
Net additions[b]	82	195	43
Spending	(112)	(115)	(77)
Balance at end of year	2,040	1,939	1,740
Less current portion	(131)	(131)	(125)
Long-term portion	$1,909	$1,808	$1,615

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of FMC, which were determined on a discounted cash flow basis.
b. Primarily reflects revisions for changes in the anticipated scope and timing of projects. See further discussion below.

Estimated future environmental cash payments (on an undiscounted and de-escalated basis) total $4.4 billion, including $131 million in 2025, $111 million in 2026, $122 million in 2027, $112 million in 2028, $77 million in 2029 and $3.8 billion thereafter. The amount and timing of these estimated payments will change as a result of changes in regulatory requirements, changes in scope and timing of remediation activities, the settlement of environmental matters and as actual spending occurs.

At December 31, 2024, FCX's environmental obligations totaled $2.0 billion, including $1.9 billion recorded on a discounted basis for those obligations assumed in the FMC acquisition at fair value. FCX estimates it is reasonably possible that these obligations could range between $3.9 billion and $5.1 billion on an undiscounted and de-escalated basis.

At December 31, 2024, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; historical smelter sites principally located in Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania; and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.7 billion at December 31, 2024. FCX may also be subject to litigation brought by private parties, regulators and

local governmental authorities related to these historical sites. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by members of the Pinal Creek Group, consisting of Freeport-McMoRan Miami Inc. (Miami), an indirect wholly owned subsidiary of FCX, and two other companies. Pursuant to a 2010 settlement agreement, Miami agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. Remediation work consisting of groundwater extraction and treatment plus source control capping is expected to continue for many years. During 2023, FCX recorded adjustments to the Pinal Creek environmental obligation totaling $61 million associated with a refined engineering scope and cost estimate for work to be completed within the next several years. FCX's environmental liability balance for this site was $517 million at December 31, 2024.

Newtown Creek. From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), an indirect wholly owned subsidiary of FCX, operated a copper smelter, and from the 1930s until 1984, a copper refinery, on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrial uses on and around the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. In 2010, EPA designated the creek as a Superfund site and identified PDRC, four other companies and the City of New York as potentially responsible parties (PRPs). The following year, PDRC and the four other companies (the Newtown Creek Group, NCG) and the City of New York entered an Administrative Order on Consent to perform a remedial investigation/feasibility study (RI/FS) to assess the nature and extent of environmental contamination in the creek and identify remedial options. EPA approved the final RI report in April 2023. The NCG's FS work is ongoing. EPA currently expects to approve the final FS report by April 2028, although this timeframe may be further extended. EPA is also considering performing the FS evaluation and remedy selection by creek segment. At the agency's request, the NCG prepared a focused feasibility study (FFS) for an early action remediation project focusing on the East Branch tributary of the creek. EPA approved the FFS report and, in January 2025, the agency issued a record of decision selecting an interim remedy for the East Branch. EPA has identified 30 PRPs for the site, including the NCG members and New York City, and invited all PRPs to participate in performing the East Branch remedial design. During 2023, FCX recorded adjustments to Newtown Creek environmental obligations totaling $64 million based on updated cost estimates from the draft early action FFS and no further adjustment was considered necessary based on the issuance of the 2025 record of decision. FCX's environmental liability balance for this site was $452 million at December 31, 2024. The scope and design of the site remedy (or remedies), final costs of the site investigation and remediation, and allocation of costs among PRPs are uncertain and subject to change. Changes to the overall cost of this remedial obligation and the portion ultimately allocated to PDRC could be material to FCX.

Historical Smelter Sites. FCX subsidiaries and their predecessors at various times owned or operated copper, zinc and lead smelters or refineries in states including Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania. For some of these former processing sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with these former processing facilities. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate on-site and off-site conditions associated with the facilities. The historical processing sites are in various stages of assessment and remediation. At some of these sites, disputes with local residents and elected officials regarding alleged health effects or the effectiveness of remediation efforts have resulted in litigation of various types, and similar litigation at other sites is possible.

From 1920 until 1986, United States Metals Refining Company (USMR), an indirect wholly owned subsidiary of FCX, owned and operated a copper smelter and refinery in the Borough of Carteret, New Jersey. Since the early 1980s, the site has been the subject of environmental investigation and remediation, under the direction and supervision of the New Jersey Department of Environmental Protection (NJDEP). On-site contamination is in the later stages of remediation. In 2012, after receiving a request from NJDEP, USMR also began investigating and remediating off-site properties, which is ongoing. As a result of off-site soil sampling in public and private areas near the former Carteret smelter, FCX established an environmental obligation for known and potential off-site environmental remediation; that work has been essentially completed at the end of 2024. Assessments of sediments in the adjacent Arthur Kill and possible remedial actions could result in additional adjustments to the related environmental obligation in future periods.

In January 2024, the EPA released guidance lowering the recommended screening levels for investigating lead-contaminated soils from 400 to 200 parts per million (ppm) or 100 ppm where there are other sources of lead exposure (such as lead-based paint that is common in older homes). Screening levels can be used to establish cleanup levels by some agencies and more stringent

cleanup levels often lead to higher costs through exponential volume increases due to resulting expanded project footprints. In January 2025, EPA published its final toxicological assessment for inorganic arsenic, which may be used to calculate cleanup levels at state and federal remediation sites and may lead to regulatory guidance, rulemaking and other regulatory activities. FCX is working with state agencies to understand possible ramifications of this guidance on its projects. This EPA guidance and future changes to EPA's lead and arsenic cleanup levels could result in increases to FCX's environmental obligations for ongoing residential property cleanup projects near former smelter sites.

FCX's environmental liability balance for historical smelter sites, including in the Borough of Carteret, New Jersey, was $266 million at December 31, 2024.

Uranium Mining Sites. During a period between 1940 and the early 1980s, certain FCX subsidiaries and their predecessors were involved in uranium exploration and mining in the western U.S., primarily on federal and tribal lands in the Four Corners region of the Southwest. Similar exploration and mining activities by other companies have also caused environmental impacts warranting remediation.

In 2017, the Department of Justice, EPA, Navajo Nation, and two FCX subsidiaries reached an agreement regarding the financial contribution of the U.S. Government and the FCX subsidiaries and the scope of the environmental investigation and remediation work for 94 former uranium mining sites on tribal lands. Under the terms of the Consent Decree executed in May 2017, and approved by the U.S. District Court for the District of Arizona, the U.S. contributed $335 million into a trust fund to cover the government's initial share of the costs, and FCX's subsidiaries are proceeding with the environmental investigation and remediation work at the 94 sites. The program is expected to take more than 20 years to complete. The Consent Decree excluded 23 former uranium mine sites at which an FCX subsidiary may also be potentially liable, but for which the U.S. recovered funds as part of a larger bankruptcy settlement with Tronox. In 2021, EPA informed an FCX subsidiary as well as two other federal entities that it does not expect to have funds sufficient to remediate all of the sites covered by the Tronox bankruptcy settlement. Based on information from EPA, it is currently considered unlikely that EPA will deplete the Tronox settlement funds in the near term.

FCX is also conducting site surveys of historical uranium mining claims associated with FCX subsidiaries on non-tribal federal lands in the Four Corners region. Under a memorandum of understanding with the U.S. Bureau of Land Management (BLM), site surveys are being performed on approximately 15,000 mining claims, ranging from undisturbed claims to claims with mining features. Based on these surveys, BLM has issued no further action determinations for certain undisturbed claims. A similar agreement is in place with the U.S. Forest Service for mine features on U.S. Forest Service land. Either BLM or the U.S. Forest Service may request additional assessment or remediation activities for other claims with mining features. FCX will update this obligation when it has a sufficient number of remedy decisions from the BLM or the U.S. Forest Service to support a reasonably certain range of outcomes. FCX expects it will take several years to complete this work.

FCX's environmental liability balance for the uranium mining sites was $473 million at December 31, 2024.

AROs. FCX's ARO estimates are reflected on a third-party cost basis and are based on FCX's legal obligation to retire tangible, long-lived assets. A summary of changes in FCX's AROs for the years ended December 31 follows:

	2024	2023	2022
Balance at beginning of year	$3,001	$3,043	$2,716
Liabilities incurred	16	18	9
Revisions to cash flow estimates and settlements, net	635[a]	54	381[a]
Accretion expense	154	20[b]	134
Spending	(122)	(134)	(197)
Balance at end of year	3,684	3,001	3,043
Less current portion	(189)	(185)	(195)
Long-term portion	$3,495	$2,816	$2,848

a. Primarily reflects adjustments for oil and gas properties, Sierrita, PT-FI, Climax and Henderson for the year 2024, and PT-FI, Morenci and Bagdad for the year 2022. See further discussion below.

b. Includes a $112 million adjustment at PT-FI to correct certain inputs in the historical PT-FI ARO model.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, settlements, inflation or other factors and as reclamation (concurrent with mining operations or post mining) spending occurs. ARO activities and expenditures for mining operations generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial. For ARO activities and expenditures for oil and gas operations, the methods used or required to plug and abandon non-producing oil and gas wellbores; remove platforms, tanks, production equipment and flow lines; and restore wellsites could change over time.

Financial Assurance. New Mexico, Arizona, Colorado and other states, as well as U.S. regulations governing mine operations on federal land, require financial assurance to be provided for the estimated costs of mine reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, primarily involving parent company performance guarantees and financial capability demonstrations, but also trust funds, surety bonds, letters of credit and other collateral. The applicable

regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX subsidiaries are required to provide will vary with changes in laws, regulations, reclamation and closure requirements, and cost estimates. At December 31, 2024, FCX's financial assurance obligations associated with these U.S. mine closure and reclamation/restoration costs totaled $2.0 billion, of which $1.2 billion was in the form of guarantees issued by FCX and FMC. At December 31, 2024, FCX had trust assets totaling $0.2 billion (included in other assets), which are legally restricted to be used to satisfy its financial assurance obligations for its mining properties in New Mexico. In addition, FCX subsidiaries have financial assurance obligations for their oil and gas properties associated with plugging and abandoning wells and facilities totaling $0.7 billion. Where oil and gas guarantees associated with the Bureau of Ocean Energy Management do not include a stated cap, the amounts reflect management's estimates of the potential exposure.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted by the Water Quality Control Commission. In connection with discharge permits, the New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting applicable groundwater quality standards following the closure of discharging facilities and to abate groundwater or surface water contamination to meet applicable standards. FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of reclamation plans. The agencies approved updates to the closure plan and financial assurance instruments and completed a permit renewal for Chino in 2020 and Tyrone in 2021. At December 31, 2024, FCX had accrued reclamation and closure costs of $553 million for its New Mexico operations. Additional accruals may be required based on the state's periodic review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona operations are subject to regulatory oversight by the ADEQ. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for, among other things, certain facilities, activities and structures used for mining, leaching, concentrating and smelting, and require compliance with aquifer water quality standards during operations and closure. An application for an APP requires a proposed closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the implementation cost, with a more detailed closure plan required at the time operations cease. A permit applicant must demonstrate its financial ability to meet the closure costs approved by ADEQ. Closure costs for facilities covered by APPs are required to be updated every six years and financial assurance mechanisms are required to be updated every two years. During 2022, the Morenci and Bagdad mines increased their AROs by $118 million and $65 million, respectively, associated with their updated closure strategies and plans for stockpiles and tailings impoundments that were submitted to ADEQ for approval. In accordance with FCX's commitment to the Global Industry Standard on Tailings Management (the Tailings Standard), in 2024 Sierrita revised its closure plan and cost estimates resulting in a $157 million increase in its AROs. FCX will continue evaluating and, as necessary, updating its closure plans and closure cost estimates at other Arizona sites, and any such updates may also result in increased costs that could be significant.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the Arizona State Mine Inspector (ASMI) and must include an estimate of the cost to perform the reclamation measures specified in the plan along with financial assurance. In 2023, the ASMI requested updates to reclamation cost estimates and associated financial assurance for FCX's Arizona mine sites, and in 2024, FCX submitted updated closure scopes of work and associated costs for Miami, Bagdad and Morenci. FCX will continue to evaluate options for future reclamation and closure activities at its operating and non-operating sites, which are likely to result in adjustments to FCX's AROs, and those adjustments could be material.

At December 31, 2024, FCX had accrued reclamation and closure costs of $837 million for its Arizona operations and facilities.

Colorado Reclamation Programs. FCX's Colorado operations are regulated by the Colorado Mined Land Reclamation Act (Reclamation Act) and regulations promulgated thereunder, which are consistent with the Tailings Standard. Under the Reclamation Act, mines are required to obtain approval of plans for reclamation of lands affected by mining operations to be performed during mining or upon cessation of mining operations. In 2024, both Henderson and Climax updated cost estimates associated with reclamation plans under the Reclamation Act and recorded a total increase of $162 million to their related AROs.

In 2019, Colorado enacted legislation that requires proof of an end date for water treatment as a condition of permit authorizations for new mining operations and expansions beyond current permit authorizations. While this requirement does not apply to existing operations, it may lead to changes in long-term water management requirements at Climax and Henderson operations and their related AROs.

As of December 31, 2024, FCX had accrued reclamation and closure costs of $351 million for its Colorado operations.

Chile Reclamation and Closure Programs. El Abra is subject to regulation under the Mine Closure Law administered by the National Geology and Mining Service. In 2020, El Abra received approval of its updated closure plan and cost estimates, and in compliance with the requirement for five-year updates, El Abra expects to submit an updated plan with closure cost estimates in 2025. At December 31, 2024, FCX had accrued reclamation and closure costs of $105 million for its El Abra operation.

Peru Reclamation and Closure Programs. Cerro Verde is subject to regulation under the Mine Closure Law administered by the Peru Ministry of Energy and Mines (MINEM). Under the closure regulations, mines must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In compliance with the requirement for five-year updates, Cerro Verde submitted its updated closure plan and cost estimates and received approval from MINEM in December 2023. At December 31, 2024, FCX had accrued reclamation and closure costs of $230 million for its Cerro Verde operation.

Indonesia Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT-FI's operations will be determined based on applicable laws and regulations and PT-FI's assessment of appropriate remedial activities under the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Some reclamation costs will be incurred during mining activities, while the remaining reclamation costs will be incurred after the end of mining activities, which are currently estimated to continue through 2041. In 2022, PT-FI recorded net increases to its ARO totaling $99 million related to higher estimated costs associated with West Wanagon slope stabilization remediation and increased reclamation activities and increased costs. In 2024, PT-FI recorded net increases to its ARO totaling $122 million primarily for revised reclamation plans for the Grasberg open pit area and adjustments resulting from a review and update of the PT-FI ARO model. At December 31, 2024, FCX had accrued reclamation and closure costs of $1.0 billion for its PT-FI operations.

Indonesia government regulations issued in 2010 require a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. At December 31, 2024, PT-FI had restricted time deposits totaling $100 million for mine closure included in other assets.

Oil and Gas Properties. Substantially all of Freeport McMoRan Oil & Gas LLC's (FM O&G's), FCX's subsidiary that holds its remaining oil and gas operations, oil and gas leases require that, upon termination of economic production, the working interest owners plug and abandon non-producing wellbores, remove equipment and facilities from leased acreage, and restore land in accordance with applicable local, state and federal laws. Following several sales transactions, FM O&G's remaining operating areas primarily include offshore California and the Gulf of Mexico (GOM, also referred to as Gulf of America). FM O&G recorded increases to its ARO totaling $163 million in 2024 and $91 million in 2023. As of December 31, 2024, FM O&G AROs cover approximately 180 wells and 150 platforms and other structures and it had accrued reclamation and closure costs of $538 million.

FM O&G's ARO adjustments for 2024 include $116 million associated with assumed oil and gas abandonment obligations resulting from bankruptcies of other companies and were charged to production and delivery costs. FM O&G, as a predecessor-in-interest in oil and natural gas leases, is in the chain of title with unrelated third parties either directly or by virtue of divestiture of certain oil and natural gas assets previously owned and assigned by its subsidiaries. Certain counterparties in these divestiture transactions or third parties in existing leases have filed for bankruptcy protection or undergone associated reorganizations and have not performed the required abandonment obligations. Accordingly, regulations or federal laws require that other working interest owners, including FM O&G, assume such obligations.

Litigation. In addition to the pending legal proceedings discussed below and above under "Environmental," FCX is involved periodically in ordinary routine litigation incidental to its business, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. SEC regulations require FCX to disclose environmental proceedings involving a governmental authority if management reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, FCX uses a threshold of $1 million for purposes of determining whether disclosure of any such environmental proceedings is required. Management does not believe, based on currently available information, that the outcome of any current pending legal proceeding will have a material adverse effect on FCX's financial condition, although individual or cumulative outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.

Asbestos and Talc Claims. Since approximately 1990, various FCX affiliates have been named as defendants in a large number of lawsuits alleging personal injury from exposure to asbestos or talc allegedly contained in industrial products such as electrical wire and cable, raw materials such as paint and joint compounds, talc-based lubricants used in rubber manufacturing or from asbestos contained in buildings and facilities located at properties owned or operated by affiliates of FCX. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance that future developments will not alter this conclusion.

There has been a significant increase in the number of cases alleging the presence of asbestos contamination in talc-based cosmetic and personal care products and in cases alleging exposure to talc products that are not alleged to be contaminated with asbestos. The primary targets have been the producers of those products, but defendants in many of these cases also include talc miners. Cyprus Amax Minerals Company (CAMC), an indirect wholly owned subsidiary of FCX, and Cyprus Mines Corporation (Cyprus Mines), a wholly owned subsidiary of CAMC, are among those targets. Cyprus Mines was engaged in talc mining and processing from 1964 until 1992 when it exited its talc business by conveying it to a third party in two related transactions. Those transactions involved (1) a transfer by Cyprus Mines of the assets of its talc business to a newly formed subsidiary that assumed all pre-sale and post-sale talc liabilities, subject to limited reservations, and (2) a sale of the stock of that subsidiary to the third party. In 2011, the third party sold that subsidiary to Imerys Talc America (Imerys), an affiliate of Imerys S.A.

In accordance with the terms of the 1992 transactions and subsequent agreements, Cyprus Mines has contractual indemnification rights, subject to limited reservations, against Imerys, which historically acknowledged those indemnification obligations and took responsibility for all talc lawsuits against Cyprus Mines and CAMC tendered to it. However, in February 2019, Imerys filed for Chapter 11 bankruptcy protection, which triggered an immediate automatic stay under the federal bankruptcy code prohibiting any party from continuing or initiating litigation or asserting new claims against Imerys. As a result, Imerys stopped defending the talc lawsuits against Cyprus Mines and CAMC.

In January 2021, Imerys filed the form of a global settlement agreement to be entered into by CAMC, Cyprus Mines, FCX, Imerys and the other debtors, tort claimants' committee and future claims representative in the Imerys bankruptcy. In accordance with the global settlement, among other things, (1) CAMC agreed to contribute a total of $130 million in cash to a settlement trust in seven annual installments, which will be guaranteed by FCX, and (2) CAMC and Cyprus Mines and their affiliates will contribute to the settlement trust all rights that they have to the proceeds of certain legacy insurance policies as well as indemnity rights they have against Johnson & Johnson. In accordance with the settlement, Cyprus Mines commenced its bankruptcy process in February 2021, with all talc lawsuits against CAMC, Cyprus Mines and FCX being stayed. The claimants failed to approve the Imerys bankruptcy plan in 2021, which resulted in a lengthy mediation process among the interested parties.

Mediation resulted in CAMC agreeing to contribute an additional $65 million over seven years to the claimant trust for a total contribution of $195 million. The claimants in both the Imerys and Cyprus Mines bankruptcy cases approved the global settlement in January 2025, which now remains subject to bankruptcy court approvals in both cases. There can be no assurance that the global settlement will be approved and successfully implemented.

At December 31, 2024, FCX had a litigation reserve of $195 million associated with the proposed settlement.

Tax Matters. FCX's operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. FCX and its subsidiaries are subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, FCX pays a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if FCX believes the amount is collectible.

Peru Tax Matters. Cerro Verde has received assessments from the National Superintendency of Customs and Administration (SUNAT) for additional taxes, penalties and interest related to various audit exceptions for income and other taxes. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2003 to 2008	$ 32	$112	$144
2009	9	30	39
2010	8	69	77
2011 and 2012	5	36	41
2013	8	26	34
2014 to 2022	88	40	128
	$150	$313	$463

As of December 31, 2024, Cerro Verde had paid $454 million of disputed tax assessments. A reserve has been applied against these payments totaling $179 million, resulting in a net receivable of $275 million (included in other assets), which Cerro Verde believes is collectible.

Cerro Verde's income tax assessments, penalties and interest included in the table above totaled $397 million at December 31, 2024, of which $245 million has not been charged to expense.

Indonesia Tax Matters. PT-FI has received assessments from the Indonesia tax authorities for additional taxes and interest related to various audit exceptions for income and other taxes. PT-FI has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2005	$ 61	$29	$ 90
2007	45	21	66
2013 and 2017	7	4	11
	$113	$54	$167

As of December 31, 2024, PT-FI has paid $10 million on these disputed tax assessments (included in other assets), which PT-FI believes is collectible. The disputed tax assessments above include pending cases at the Indonesia Supreme Court related to withholding taxes for employees and other service providers for the years 2005 and 2007, which total $41 million (included in accounts payable and accrued liabilities) as of December 31, 2024.

PT-FI's income tax assessments, penalties and interest included in the table above totaled $121 million at December 31, 2024, of which $117 million has not been charged to expense.

Indonesia Regulatory Matters.

Export Licenses. Current regulations in Indonesia prohibit exports of copper concentrate as of January 1, 2025. Pursuant to the terms of its special mining business license (IUPK) regarding force majeure events, PT-FI has requested approval from the Indonesia government to permit the export of copper concentrate in 2025 until the required repairs to its new smelter following the October 2024 fire incident and full ramp-up are complete.

Long-Term Mining Rights. Pursuant to regulations issued during 2024, PT-FI is eligible to apply for an extension of its mining rights beyond 2041, provided certain conditions are met, including ownership of integrated downstream facilities that have entered the operational stage; domestic ownership of at least 51% and agreement with a state-owned enterprise for an additional 10% ownership; and commitments for additional exploration and increases in refining capacity, each as approved by the Ministry of Energy and Mineral Resources (MEMR). Application for extension may be submitted at any time up to one year prior to the expiration of PT-FI's IUPK.

Administrative Fines. In June 2021, the MEMR, issued a ministerial decree for the calculation of an administrative fine for lack of smelter development in light of the COVID-19 pandemic, and in 2021, PT-FI recorded charges totaling $16 million for a potential settlement of the administrative fine. In January 2022, the Indonesia government submitted a new estimate of the administrative fine totaling $57 million, and in March 2022, PT-FI paid the administrative fine and recorded an additional charge of $41 million.

In May 2023, the MEMR issued a new decree prescribing a revised formula for administrative fines for delays in construction of smelting and refining facilities, taking into account allowances for certain delays associated with the COVID-19 pandemic as verified by a third-party. In mid-July 2023, PT-FI submitted its third-party verified calculation, which resulted in an accrual for a potential administrative fine of $55 million based on the formula prescribed by the decree related to the period from August 2020 through January 2022. In December 2024, the Indonesia government assessed PT-FI a $59 million administrative fine for delays in development of the new downstream processing facilities related to the period from August 2020 through January 2022. As a result, PT-FI increased its accrual by $4 million at December 31, 2024.

Smelter Assurance. The May 2023 decree issued by MEMR also required assurance in the form of an escrow account, which can be withdrawn if smelter development progress is at least 90% on June 10, 2024. During 2023, PT-FI deposited $10 million in a joint account with the Indonesia government while it continued to discuss the applicability of the May 2023 decree. At December 31, 2024, development of PT-FI's new downstream processing facilities was complete; as such, PT-FI does not believe additional deposits are necessary. Refer to Note 12 for discussion of PT-FI's assurance bonds to support its commitment for smelter development in Indonesia.

Export Proceeds. In accordance with a regulation issued by the Indonesia government in 2023, 30% of PT-FI's gross export proceeds are being temporarily deposited into Indonesia banks for a period of 90 days before withdrawal. At December 31, 2024, FCX had $0.7 billion in current restricted cash and cash equivalents deposited in Indonesia banks in accordance with this regulation.

The Indonesia government is considering changes to this regulation, which could increase the amount and length of the requirement, but also allow withdrawals from the balances to fund business requirements. The details of the modifications have not been finalized.

Letters of Credit, Bank Guarantees and Surety Bonds. Letters of credit and bank guarantees totaled $638 million at December 31, 2024, primarily associated with reclamation and AROs, and copper concentrate shipments from PT-FI to Atlantic Copper as required by Indonesia regulations. In addition, FCX had surety bonds totaling $504 million at December 31, 2024, primarily associated with environmental obligations and AROs.

Insurance. FCX purchases a variety of insurance products to mitigate potential losses, which typically have specified deductible amounts or self-insured retentions and policy limits. FCX generally is self-insured for U.S. workers' compensation but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year on the various casualty insurance programs covering FCX's U.S.-based mining operations, including workers' compensation, to estimate expected losses. At December 31, 2024, FCX's liability for expected losses under these insurance programs totaled $54 million, which consisted of a current portion of $14 million (included in accounts payable and accrued liabilities) and a long-term portion of $40 million (included in other liabilities). In addition, FCX has receivables of $18 million (a current portion of $9 million included in other accounts receivable and a long-term portion of $9 million included in other assets) for expected claims associated with these losses to be filed with insurance carriers.

NOTE 11. COMMITMENTS AND GUARANTEES

Leases. The components of FCX's leases presented in the consolidated balance sheets as of December 31 follow:

	2024	2023
Lease right-of-use assets (included in property, plant, equipment and mine development costs, net)	$853	$448
Short-term lease liabilities (included in accounts payable and accrued liabilities)	$ 98	$ 84
Long-term lease liabilities (included in other liabilities)	692	347
Total lease liabilities[a]	$790	$431

a. Includes finance leases associated with PT-FI's new downstream processing facilities, including for an oxygen plant ($217 million at December 31, 2024), shallow draft vessels ($119 million at December 31, 2024), land ($95 million at December 31, 2024, and $130 million at December 31, 2023) and wharf ($90 million at December 31, 2024, and $93 million at December 31, 2023).

Operating lease costs, primarily included in production and delivery expense in the consolidated statements of income, for the years ended December 31 follow:

	2024	2023	2022
Operating leases	$ 44	$ 48	$ 46
Variable and short-term leases	146[a]	126[a]	84
Total operating lease costs	$190	$ 174	$130

a. Includes $50 million in 2024 and $30 million in 2023 related to a variable lease component of PT-FI's tolling arrangement with PT Smelting. Refer to Note 2 for additional discussion of PT-FI's commercial arrangement with PT Smelting.

Total finance lease costs, including both depreciation and interest, were $24 million in 2024 and $6 million in 2023 and 2022.

FCX acquired right-of-use assets through lease arrangements of $482 million in 2024, $167 million in 2023 and $76 million in 2022. FCX payments included in operating cash flows for its lease liabilities totaled $61 million in 2024 and 2023 and $41 million in 2022.

FCX payments included in financing cash flows for its lease liabilities totaled $41 million in 2024, $3 million in 2023 and $7 million in 2022. As of December 31, 2024, the weighted-average discount rate used to determine the lease liabilities was 4.9% (4.7% as of December 31, 2023) and the weighted-average remaining lease term was 15.0 years (13.1 years as of December 31, 2023).

The future minimum payments for leases presented in the consolidated balance sheet at December 31, 2024, follow:

2025	$ 131
2026	96
2027	81
2028	67
2029	113
Thereafter	612
Total payments	1,100
Less amount representing interest	(310)
Present value of net minimum lease payments	790
Less current portion	(98)
Long-term portion	$ 692

Contractual Obligations. At December 31, 2024, based on applicable prices on that date, FCX has unconditional purchase obligations (including take-or-pay contracts with terms less than one year) of $3.7 billion, primarily comprising the procurement of copper concentrate ($3.1 billion), electricity ($0.2 billion) and transportation services ($0.2 billion). Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrate provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Transportation obligations are primarily associated with contracted ocean freight agreements for our South America and Indonesia operations. Electricity obligations are primarily for long-term power purchase agreements in North America and contractual minimum demand at the South America mines.

FCX's unconditional purchase obligations total $1.8 billion in 2025, $1.1 billion in 2026, $0.4 billion in 2027, $0.2 billion in 2028, $0.1 billion in 2029 and $0.1 billion thereafter. During the three-year period ended December 31, 2024, FCX fulfilled its minimum contractual purchase obligations.

IUPK—Indonesia. In December 2018, FCX completed the 2018 Transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership. Concurrent with the closing of the 2018 Transaction, the Indonesia government granted PT-FI an IUPK to replace its former contract of work. Under the terms of the IUPK, PT-FI was granted an extension of mining rights through 2031, with rights to extend mining rights through 2041, subject to PT-FI completing the development of additional smelting and refining capacity in Indonesia and fulfilling its defined fiscal

obligations to the Indonesia government. The IUPK, and related documentation, contains legal and fiscal terms and is legally enforceable through 2041, assuming the additional extension is received. In addition, FCX, as a foreign investor, has rights to resolve investment disputes with the Indonesia government through international arbitration.

The key fiscal terms set forth in the IUPK include a 25% corporate income tax rate, a 10% profits tax on net income, and royalty rates of 4% for copper, 3.75% for gold and 3.25% for silver. PT-FI's royalties charged against revenues totaled $433 million in 2024, $338 million in 2023 and $357 million in 2022.

Dividend distributions from PT-FI to FCX totaled $1.5 billion in 2024, $0.4 billion in 2023 and $2.5 billion in 2022, and are subject to a 10% withholding tax.

Export Duties. The IUPK required PT-FI to pay export duties of 5%, declining to 2.5% when smelter development progress exceeded 30% and eliminated when development progress for additional smelting and refining capacity in Indonesia exceeded 50%. In December 2022, PT-FI received approval, based on construction progress achieved, for a reduction in export duties from 5% to 2.5%, which was effective immediately. In March 2023, the Indonesia government further verified that construction progress of the new smelter exceeded 50% and PT-FI's export duties were eliminated effective March 29, 2023.

In July 2023, the Ministry of Finance issued a revised regulation on duties for various exported products, including copper concentrates. Under the revised regulation PT-FI was assessed export duties for copper concentrates at 7.5% in the second half of 2023 (totaling $307 million). For 2024, the revised regulation assessed export duties for copper concentrates at 10% for companies with smelter progress of 70% to 90% and at 7.5% for companies with smelter progress exceeding 90%. As of December 31, 2023, construction progress of PT-FI's smelter projects exceeded 90%; however, PT-FI was subject to the 10% export duty during 2024 until it received a revised concentrate export license. In July 2024, PT-FI was granted copper concentrate and anode slimes export licenses, which were valid through December 2024, subjecting PT-FI to a 7.5% export duty. PT-FI's export duties totaled $457 million in 2024, $324 million in 2023 and $307 million in 2022.

Indemnification. The PT-FI divestment agreement, discussed in Note 2, provides that FCX will indemnify MIND ID and PTI from any losses (reduced by receipts) arising from any tax disputes of PT-FI disclosed to MIND ID in a Jakarta, Indonesia, tax court letter limited to PTI's respective percentage share at the time the loss is finally incurred. Any net obligations arising from any tax settlement would be paid on December 21, 2025. FCX had accrued $49 million as of December 31, 2024, (included in accounts payable in the consolidated balance sheets) and $75 million as of December 31, 2023, (included in other long-term liabilities in the consolidated balance sheets) related to this indemnification.

Cobalt Business. In September 2021, FCX's 56%-owned subsidiary, Koboltti Chemicals Holdings Limited (KCHL), completed the sale of its remaining cobalt business based in Kokkola, Finland (Freeport Cobalt) to Jervois Global Limited (Jervois) for $208 million (before post-closing adjustments), consisting of cash consideration of $173 million and 7% of Jervois common stock (valued at $35 million at the time of closing). In 2022, KCHL sold these shares for $60 million. In addition, KCHL has the right to receive contingent consideration through 2026 of up to $40 million based on the future performance of Freeport Cobalt. Any gain related to the contingent consideration will be recognized when received. Following this transaction, FCX no longer has cobalt operations.

Community Development Programs. FCX has adopted policies that govern its working and engagement relationships with the communities where it operates. These policies are designed to guide FCX's practices and programs in a manner that respects and promotes basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, health, training and cultural programs.

PT-FI provides funding and technical assistance to support various community development and empowerment programs in areas such as health, education, economic development and local infrastructure. In 1996, PT-FI established a social investment fund with the aim of contributing to social and economic development in the Mimika Regency. In 2019, a new foundation, the Amungme and Kamoro Community Empowerment Foundation (Yayasan Pemberdayaan Masyarakat Amungme dan Kamoro, or YPMAK) was established, and in 2020, PT-FI appointed YPMAK to assist in distributing a significant portion of PT-FI's funding to support the development and empowerment of the local Indigenous Papuan people. YPMAK is governed by a Board of Governors consisting of seven representatives of Indigenous Kamoro-Amungme, PT-FI and Mind ID.

In addition, since 2001, PT-FI has voluntarily established and contributed to land rights trust funds administered by Amungme and Kamoro representatives that focus on socioeconomic initiatives, human rights and environmental issues.

PT-FI is committed to the continued funding of YPMAK programs and the land rights trust funds, as well as for other local-community development initiatives through the end of PT-FI's IUPK in support of public health, education, local economic development and empowerment. PT-FI recorded charges to production and delivery costs totaling $141 million in 2024 and $123 million in both 2023 and 2022 for social and economic development programs.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction. As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is not possible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 12. FINANCIAL INSTRUMENTS

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation, or it anticipates a future activity that is likely to occur and will result in exposure to market risks, which FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price changes, foreign currency exchange rates and interest rates.

Commodity Contracts. From time to time, FCX has entered into derivative contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions.

A discussion of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments—Fair Value Hedges

Copper Futures and Swap Contracts. Some of FCX's U.S. copper rod and cathode customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures or swap contracts. Hedging gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses resulting from hedge ineffectiveness during the three years ended December 31, 2024. At December 31, 2024, FCX held copper futures and swap contracts that qualified for hedge accounting for 109 million pounds at an average contract price of $4.31 per pound, with maturities through November 2026.

Summary of (Losses) Gains. A summary of realized and unrealized (losses) gains recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, including on the related hedged item for the years ended December 31 follows:

	2024	2023	2022
Copper futures and swap contracts:			
Unrealized (losses) gains:			
Derivative financial instruments	$(32)	$ 3	$(11)
Hedged item—firm sales commitments	32	(3)	11
Realized gains (losses):			
Matured derivative financial instruments	29	(4)	(63)

Derivatives Not Designated as Hedging Instruments

Embedded Derivatives. Certain FCX sales contracts provide for provisional pricing primarily based on the LME copper price or the COMEX copper price and the London gold price at the time of shipment as specified in the contract. FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded in revenues until the date of settlement.

FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX copper prices and the London gold price as specified in the contracts, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrate, cathode or anode slimes at the then-current LME copper, COMEX copper or London gold prices. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate, cathode and anode slime sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end LME or COMEX copper forward prices and the adjusted London gold price, until the date of final pricing. Similarly, FCX purchases copper under contracts that provide for provisional pricing. Mark-to-market price fluctuations from these embedded derivatives are recorded through the settlement date and are reflected in revenues for sales contracts and in inventory for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2024, follows:

	Open Positions	Average Price Per Unit		Maturities Through
		Contract	Market	
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	282	$ 4.16	$ 3.96	May 2025
Gold (thousands of ounces)	125	2,646	2,625	February 2025
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	74	4.09	3.96	March 2025

Copper Forward Contracts. Atlantic Copper enters into copper forward contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in production and delivery costs. At December 31, 2024, Atlantic Copper held net copper forward sales contracts for 85 million pounds at an average contract price of $4.06 per pound, with maturities through February 2025.

Summary of Gains (Losses). A summary of the realized and unrealized gains (losses) recognized in operating income for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2024	2023	2022
Embedded derivatives in provisional sales contracts:[a]			
Copper	$117	$ 97	$(479)
Gold and other metals	169	55	(12)
Copper forward contracts[b]	1	(6)	37

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

Unsettled Derivative Financial Instruments

A summary of the fair values of unsettled commodity derivative financial instruments follows:

December 31,	2024	2023
Commodity Derivative Assets:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$ —	$ 4
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/purchase contracts	10	76
Copper forward contracts	10	—
Total derivative assets	$20	$80
Commodity Derivative Liabilities:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$28	$ —
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/purchase contracts	60	23
Copper forward contracts	1	1
Total derivative liabilities	$89	$24

FCX's commodity contracts have netting arrangements with counterparties with which the right of offset exists, and it is FCX's policy to generally offset balances by contract on its balance sheet. FCX's embedded derivatives on provisional sales/purchase contracts are netted with the corresponding outstanding receivable/payable balances.

 A summary of these net unsettled commodity contracts in the balance sheet follows (there were no offsetting amounts at December 31, 2024 and 2023):

	Assets		Liabilities	
December 31,	2024	2023	2024	2023
Amounts presented in balance sheet:				
Commodity contracts:				
Embedded derivatives in provisional sales/purchase contracts	$10	$76	$60	$23
Copper derivatives	10	4	29	1
	$20	$80	$89	$24
Balance sheet classification:				
Trade accounts receivable	$ —	$76	$53	$ 2
Other current assets	10	4	—	—
Accounts payable and accrued liabilities	10	—	35	22
Other liabilities	—	—	1	—
	$20	$80	$89	$24

Credit Risk. FCX is exposed to credit loss when financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain credit requirements and periodically reviews the creditworthiness of these counterparties. As of December 31, 2024, the maximum amount of credit exposure associated with derivative transactions was $20 million.

Other Financial Instruments. Other financial instruments include cash, cash equivalents, restricted cash and cash equivalents, accounts receivable, investment securities, legally restricted trust assets, accounts payable and accrued liabilities, accrued income taxes, dividends payable and debt. The carrying value for these financial instruments classified as current assets or liabilities approximates fair value because of their short-term nature and generally negligible credit losses (refer to Note 13 for the fair values of investment securities, legally restricted funds and debt).

Cash, Cash Equivalents and Restricted Cash and Cash Equivalents. The following table provides a reconciliation of total cash, cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows:

December 31,	2024	2023
Balance sheet components:		
Cash and cash equivalents[a]	$3,923	$4,758
Restricted cash and cash equivalents, current[b]	888	1,208
Restricted cash and cash equivalents, long-term—included in other assets	100	97
Total cash, cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows	$4,911	$6,063

a. Includes (i) time deposits of $0.1 billion at December 31, 2024, and $0.3 billion at December 31, 2023, and (ii) cash designated for PT-FI's new downstream processing facilities totaling $0.2 billion at December 31, 2023.

b. Includes (i) $0.7 billion at December 31, 2024, and $1.1 billion at December 31, 2023, associated with 30% of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with a regulation issued by the Indonesia government and (ii) $0.1 billion at December 31, 2024 and 2023, in assurance bonds to support PT-FI's commitment for its new downstream processing facilities.

NOTE 13. FAIR VALUE MEASUREMENT

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). FCX did not have any significant transfers in or out of Level 3 for 2024.

FCX's financial instruments are recorded on the consolidated balance sheets at fair value except for contingent consideration

associated with the sale of the Deepwater GOM oil and gas properties (which was recorded under the loss recovery approach) and debt. A summary of the carrying amount and fair value of FCX's financial instruments (including those measured at NAV as a practical expedient), other than cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued income taxes and dividends payable (refer to Note 12), follows:

| | | At December 31, 2024 | | | | |
| | Carrying Amount | Fair Value | | | | |
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 27	$ 27	$27	$ —	$ —	$ —
Equity securities	9	9	—	9	—	—
Total	36	36	27	9	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	66	66	66	—	—	—
Government mortgage-backed securities	54	54	—	—	54	—
Government bonds and notes	34	34	—	—	34	—
Corporate bonds	31	31	—	—	31	—
Money market funds	19	19	—	19	—	—
Asset-backed securities	12	12	—	—	12	—
Collateralized mortgage-backed securities	1	1	—	—	1	—
Total	217	217	66	19	132	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	10	10	—	—	10	—
Copper forward contracts	10	10	—	4	6	—
Total	20	20	—	4	16	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	3	3	—	—	—	3
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	60	60	—	—	60	—
Copper futures and swap contracts	28	28	—	17	11	—
Copper forward contracts	1	1	—	1	—	—
Total	89	89	—	18	71	—
Long-term debt, including current portion[d]	8,948	8,807	—	—	8,807	—

	Carrying Amount	At December 31, 2023				
		Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 27	$ 27	$27	$ —	$ —	$ —
Equity securities	6	6	—	6	—	—
Total	33	33	27	6	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	65	65	65	—	—	—
Government mortgage-backed securities	51	51	—	—	51	—
Government bonds and notes	37	37	—	—	37	—
Corporate bonds	29	29	—	—	29	—
Money market funds	17	17	—	17	—	—
Asset-backed securities	12	12	—	—	12	—
Collateralized mortgage-backed securities	1	1	—	—	1	—
Total	212	212	65	17	130	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	76	76	—	—	76	—
Copper futures and swap contracts	4	4	—	3	1	—
Total	80	80	—	3	77	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	50	42	—	—	—	42
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	23	23	—	—	23	—
Copper forward contracts	1	1	—	1	—	—
Total	24	24	—	1	23	—
Long-term debt, including current portion[d]	9,422	9,364	—	—	9,364	—

a. Current portion included in other current assets and long-term portion included in other assets.
b. Excludes amounts included in restricted cash and cash equivalents and other assets (which approximated fair value), primarily associated with (i) PT-FI's export proceeds ($0.7 billion at December 31, 2024, and $1.1 billion at December 31, 2023), (ii) assurance bonds to support PT-FI's commitment for new downstream processing facilities ($0.1 billion at December 31, 2024 and 2023) and (iii) PT-FI's mine closure and reclamation guarantees ($0.1 billion at December 31, 2024 and 2023).
c. Refer to Note 12 for further discussion and balance sheet classifications.
d. Recorded at cost except for debt assumed in acquisitions, which are recorded at fair value at the respective acquisition dates.

Valuation Techniques. The U.S. core fixed income fund is valued at NAV. The fund strategy seeks total return consisting of income and capital appreciation primarily by investing in a broad range of investment-grade debt securities, including U.S. government obligations, corporate bonds, mortgage-backed securities, asset-backed securities and money market instruments. There are no restrictions on redemptions (which are usually within one business day of notice).

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

Fixed income securities (government securities, corporate bonds, asset-backed securities and collateralized mortgage-backed securities) are valued using a bid-evaluation price or a mid-evaluation price. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales are valued using quoted monthly LME or COMEX copper forward prices and the adjusted London gold prices at each reporting date based on the month of maturity (refer to Note 12 for further discussion); however, FCX's contracts themselves are not traded on an exchange. As a result, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and copper forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME prices at each reporting date based on the month of maturity (refer to Note 12 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierarchy based on COMEX and LME forward prices.

In December 2016, FCX's sale of its Deepwater GOM oil and gas properties included up to $150 million in contingent consideration (to be received over time) that was recorded at the total amount under the loss recovery approach. The fair value of this contingent consideration was calculated based on a discounted cash flow model using inputs that include third-party estimates for reserves, production rates and production timing, and discount rates. Because significant inputs are not observable in the market, the contingent consideration is classified within Level 3 of the fair value hierarchy. In third-quarter 2024, FCX determined that only $4 million of the remaining balance was collectible and recorded a net impairment of $32 million (consisting of a $42 million impairment to the contingent consideration receivable and an offsetting reduction of $10 million to the related overriding royalty interest payable).

Long-term debt, including current portion, is primarily valued using available market quotes and, as such, is classified within Level 2 of the fair value hierarchy.

The techniques described above may produce a fair value that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the techniques used at December 31, 2024, as compared to those techniques used at December 31, 2023.

NOTE 14. BUSINESS SEGMENT INFORMATION

Product Revenues. FCX's revenues attributable to the products it sold for the years ended December 31 follow:

	2024	2023	2022
Copper:			
Cathode	$ 8,316	$ 6,629	$ 5,134
Concentrate	6,726	7,127	9,650
Rod and other refined copper products	3,851	3,659	3,699
Purchased copper[a]	693	416	481
Gold	4,446	3,472	3,397
Molybdenum	1,801	2,006	1,416
Silver and other	631	585	688
Adjustments to revenues:			
Royalty expense[b]	(442)	(346)	(366)
Treatment charges	(396)	(538)	(503)
PT-FI export duties[c]	(457)	(307)	(325)
Revenues from contracts with customers	25,169	22,703	23,271
Embedded derivatives[d]	286	152	(491)
Total consolidated revenues	$25,455	$22,855	$22,780

a. FCX purchases copper cathode primarily for processing by its Rod & Refining operations.
b. Reflects royalties on sales from PT-FI and Cerro Verde that will vary with the volume of metal sold and prices.
c. Refer to Note 11 for further discussion of PT-FI export duties. Amounts include credits (charges) of $17 million in 2023 and $(18) million in 2022 associated with adjustments to prior-period export duties.
d. Refer to Note 12 for discussion of embedded derivatives related to FCX's provisionally priced concentrate and cathode sales contracts.

Geographic Area. Information concerning financial data by geographic area follows:

December 31,	2024	2023
Long-lived assets:[a]		
Indonesia	$22,580	$20,602
U.S.	10,468	9,386
Peru	6,452	6,563
Chile	1,120	1,105
Other	496	355
Total	$41,116	$38,011

a. Excludes deferred tax assets and intangible assets.

Years Ended December 31,	2024	2023	2022
Revenues:[a]			
U.S.	$ 7,806	$ 7,264	$ 7,339
Japan	5,930	3,431	2,462
Switzerland	4,251	3,971	2,740
Singapore	1,116	1,178	1,492
Indonesia	1,108	767	3,026
Spain	1,052	1,251	1,174
China	743	1,081	929
Germany	500	714	632
Chile	451	428	383
France	306	226	177
Philippines	283	396	249
India	273	354	330
Egypt	239	229	149
South Korea	203	267	302
United Kingdom	115	171	355
Other	1,079	1,127	1,041
Total	$25,455	$22,855	$ 22,780

a. Revenues are attributed to countries based on the location of the customer.

Major Customers and Affiliated Companies. Sales to MMC, PT-FI's joint venture partner in PT Smelting, were 17% of FCX's consolidated revenues in 2024 and totaled $4.4 billion in 2024, $2.0 billion in 2023 and $0.6 billion in 2022. Sales to PT Smelting were 13% of FCX's consolidated revenues in 2022 and totaled $3.0 billion in 2022. Sales to PT Smelting totaled $27 million in 2023 (reflecting adjustments to prior period provisionally priced concentrate sales). MMC and PT Smelting are the only customers that accounted for 10% or more of FCX's annual consolidated revenues during the three years ended December 31, 2024.

Consolidated revenues include sales to the noncontrolling interest owners of FCX's South America mining operations and Morenci's joint venture partners totaling $1.6 billion in 2024, $1.4 billion in 2023 and $1.7 billion in 2022.

Labor Matters. As of December 31, 2024, approximately 28% of FCX's global labor force was covered by collective labor agreements (CLAs), none of which will expire during 2025.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America operations, Indonesia operations and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. Separately disclosed in the following tables are FCX's reportable segments, which include the Morenci and Cerro Verde copper mines, the Indonesia operations (including the Grasberg minerals district and PT-FI's new downstream processing facilities), the Rod & Refining operations and Atlantic Copper Smelting & Refining.

FCX's Chief Executive Officer is identified as its CODM under business segment reporting guidance. Operating income (loss) is the financial measure of profit or loss used by the CODM to review segment results, and the significant segment expenses reviewed by the CODM are consistent with the operating expense line items presented in FCX's consolidated statements of income. The CODM uses operating income (loss) to assess segment performance against forecasted results and to allocate resources, including capital investment in mining operations and potential expansions.

The 2023 and 2022 tables have been adjusted to conform with the current year presentation, primarily for the combination of the Grasberg minerals district and PT-FI's new downstream processing facilities. PT-FI's new downstream processing facilities will exclusively receive concentrate from the Grasberg minerals district, which reflects PT-FI's integrated and dependent operations within Indonesia (*i.e.*, Indonesia operations). The PMR will receive anode slimes from the smelter and from PT Smelting. FCX's CODM makes executive management decisions, including resource allocation and mine planning, for the Indonesia operations as a single business segment.

Intersegment sales between FCX's business segments are based on terms similar to arm's-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, the timing of sales to unaffiliated customers and transportation premiums.

FCX defers recognizing profits on intercompany sales to Atlantic Copper until final sales to third parties occur. Until December 31, 2022, FCX also deferred recognizing 39.5% of PT-FI's sales to PT Smelting, until final sales to third parties occurred. Beginning in 2023, PT-FI's commercial arrangement with PT Smelting changed to a tolling arrangement and there were no further sales from PT-FI to PT Smelting during 2023 and 2024. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices result in variability in FCX's net deferred profits and quarterly earnings.

FCX allocates certain operating costs, expenses and capital expenditures to its operating divisions and individual segments. However, not all costs and expenses applicable to an operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level (included in Corporate, Other & Eliminations), whereas foreign income taxes are recorded and managed at the applicable country level. In addition, some selling, general and administrative costs are not allocated to the operating divisions or individual reportable segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each operating division or reportable segment would be if it was an independent entity.

North America Copper Mines. FCX operates seven open-pit copper mines in North America—Morenci, Safford (including Lone Star), Bagdad, Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. The North America copper mines include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining segment. In addition to copper, certain of FCX's North America copper mines also produce molybdenum concentrate, gold and silver.

The Morenci open-pit mine, located in southeastern Arizona, produces copper cathode and copper concentrate. In addition to copper, the Morenci mine also produces molybdenum concentrate. During 2024, the Morenci mine produced 41% of FCX's North America copper and 12% of FCX's consolidated copper production.

South America Operations. South America operations includes two operating copper mines—Cerro Verde in Peru and El Abra in Chile. These operations include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations.

The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathode and copper concentrate. In addition to copper, the Cerro Verde mine also produces molybdenum concentrate and silver. During 2024, the Cerro Verde mine produced 81% of FCX's South America copper and 23% of FCX's consolidated copper production.

Indonesia Operations. Indonesia operations include PT-FI's Grasberg minerals district that produces copper concentrate that contains significant quantities of gold and silver, and PT-FI's new downstream processing facilities. During 2024, PT-FI's Grasberg minerals district produced 43% of FCX's consolidated copper production and 99% of FCX's consolidated gold production.

Molybdenum Mines. Molybdenum mines include the wholly owned Henderson underground mine and Climax open-pit mine, both in Colorado. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery and two rod mills, which are combined in accordance with

segment reporting aggregation guidance. These operations process copper produced at FCX's North America copper mines and purchased copper into copper cathode and rod. At times these operations refine copper and produce copper rod for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During 2024, Atlantic Copper purchased 2% of its concentrate requirements from FCX's North America copper mines, 15% from FCX's South America operations and 13% from FCX's Indonesia operations, with the remainder purchased from unaffiliated third parties.

Corporate, Other & Eliminations. Corporate, Other & Eliminations consists of FCX's other mining, oil and gas operations and other corporate and elimination items, which include the Miami smelter, molybdenum conversion facilities in the U.S. and Europe, certain non-operating copper mines in North America (Ajo, Bisbee and Tohono in Arizona) and other mining support entities.

FINANCIAL INFORMATION BY BUSINESS SEGMENT

	North America Copper Mines			South America Operations			Indonesia Operations	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2024												
Revenues:												
Unaffiliated customers	$ 101	$ 79	$ 180	$3,618	$ 915	$ 4,533	$ 9,774	$ —	$6,196	$3,009	$ 1,763[a]	$25,455
Intersegment	2,246	3,814	6,060	638	—	638	544	592	43	8	(7,885)	—
Production and delivery	1,826	3,170	4,996	2,529[b]	701	3,230	3,368[c]	530	6,206	2,912	(5,688)[d]	15,554[e]
Depreciation, depletion and amortization	187	252	439	380	66	446	1,193	73	4	28	58	2,241
Selling, general and administrative expenses	2	2	4	8	—	8	127	—	—	28	346	513
Exploration and research expenses	17	27	44	12	4	16	8	—	—	—	88	156
Environmental obligations and shutdown costs	—	—	—	—	—	—	—	—	—	—	127	127
Operating income (loss)	315	442	757	1,327	144	1,471	5,622	(11)	29	49	(1,053)	6,864
Interest expense, net	—	1	1	21	—	21	28	—	—	36	233	319
Other (expense) income, net	(1)	2	1	42	24	66	136	—	(1)	13	147	362
Provision for (benefit from) income taxes	—	—	—	542	62	604	1,907[f]	—	—	(11)	23	2,523
Equity in affiliated companies' net earnings	—	—	—	—	—	—	7	—	—	—	8	15
Net income attributable to noncontrolling interests	—	—	—	412[g]	67	479	2,022[h]	—	—	—	9	2,510
Net income attributable to common stockholders												1,889
Total assets at December 31, 2024	3,228	6,766	9,994	8,096	2,060	10,156	27,309	2,018	202	1,705	3,464	54,848
Capital expenditures	184	849	1,033	293	82	375	2,908	117	35	142	198	4,808

FINANCIAL INFORMATION BY BUSINESS SEGMENT *(continued)*

	North America Copper Mines			South America Operations			Indonesia Operations	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2023												
Revenues:												
Unaffiliated customers	$ 91	$ 152	$ 243	$ 3,330	$ 824	$ 4,154	$ 7,816[i]	$ —	$5,886	$2,791	$ 1,965[a]	$22,855
Intersegment	2,328	3,745	6,073	787	—	787	621	677	40	19	(8,217)	—
Production and delivery	1,730	3,048	4,778	2,529	710	3,239	2,570[c]	439	5,901	2,718	(6,018)[d]	13,627[e]
Depreciation, depletion and amortization	175	243	418	395	64	459	1,028	66	5	28	64	2,068
Selling, general and administrative expenses	2	2	4	9	—	9	129	—	—	28	309	479
Exploration and research expenses	11	39	50	10	4	14	2	—	—	—	71	137
Environmental obligations and shutdown costs	(1)	28	27	—	—	—	—	—	—	—	292[j]	319
Operating income (loss)	502	537	1,039	1,174	46	1,220	4,708	172	20	36	(970)	6,225
Interest expense, net	—	1	1	77[k]	—	77	35	—	—	31	371	515
Net gain on early extinguishment of debt	—	—	—	—	—	—	—	—	—	—	10	10
Other (expense) income, net	(5)	3	(2)	(13)[k]	11	(2)	122	(1)	(2)	(8)	179	286
Provision for (benefit from) income taxes	—	—	—	495	17	512	1,774	—	—	—	(16)	2,270
Equity in affiliated companies' net earnings	—	—	—	—	—	—	10	—	—	—	5	15
Net income (loss) attributable to noncontrolling interests	—	—	—	300[g]	36	336	1,614[h]	—	—	—	(47)	1,903
Net income attributable to common stockholders												1,848
Total assets at December 31, 2023	3,195	5,996	9,191	8,120	1,930	10,050	25,548	1,782	172	1,326	4,437	52,506
Capital expenditures	232	529	761	271	97	368	3,324	84	13	64	210	4,824

	North America Copper Mines			South America Operations			Indonesia Operations	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2022												
Revenues:												
Unaffiliated customers	$ 175	$ 253	$ 428	$ 3,444	$ 768	$ 4,212	$ 8,028[i]	$ —	$6,281	$2,439	$ 1,392[a]	$22,780
Intersegment	2,514	3,768	6,282	506	—	506	398	565	31	4	(7,786)	—
Production and delivery	1,550	2,827	4,377	2,369	705	3,074	2,686[c]	359	6,330	2,452[l]	(6,208)[d]	13,070[e]
Depreciation, depletion and amortization	177	233	410	357	51	408	1,025	74	5	27	70	2,019
Selling, general and administrative expenses	2	3	5	8	—	8	117	—	—	25	265	420
Exploration and research expenses	2	45	47	5	4	9	—	3	—	—	56	115
Environmental obligations and shutdown costs	(5)	1	(4)	—	—	—	—	—	—	—	125	121
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Operating income (loss)	963	912	1,875	1,211	8	1,219	4,598	129	(23)	(61)	(700)	7,037
Interest expense, net	1	1	2	15	—	15	38	—	—	15	490	560
Net (loss) gain on early extinguishment of debt	—	—	—	—	—	—	(11)	—	—	—	42	31
Other (expense) income, net	(2)	(30)	(32)	13	4	17	120	—	(1)	13	90	207
Provision for (benefit from) income taxes	—	—	—	461	(8)	453	1,820	—	—	(1)	(5)	2,267
Equity in affiliated companies' net earnings	—	—	—	—	—	—	24	—	—	—	7	31
Net income attributable to noncontrolling interests	—	—	—	372[g]	35	407	592[h]	—	—	—	12	1,011
Net income attributable to common stockholders												3,468
Total assets at December 31, 2022	3,052	5,552	8,604	8,398	1,873	10,271	22,727	1,697	183	1,262	6,349	51,093
Capital expenditures	263	334	597	164	140	304	2,382	33	9	76	68	3,469

a. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.
b. Includes nonrecurring labor-related charges totaling $97 million associated with Cerro Verde's new CLAs with its two unions.
c. Includes charges for administrative fines of $4 million in 2024, $55 million in 2023 and $41 million in 2022. Also includes charges (credits) totaling $144 million in 2024, $(112) million in 2023 and $116 million in 2022 associated with ARO adjustments. Refer to Note 10 for further discussion.
d. Includes oil and gas charges totaling $217 million in 2024, $70 million in 2023 and $6 million in 2022 related to asset impairments and adjustments to AROs, including assumed abandonment obligations resulting from bankruptcies of other companies.
e. Includes metals inventory adjustments of $91 million in 2024, $14 million in 2023 and $29 million in 2022.
f. Includes a net benefit to income taxes totaling $182 million associated with the closure of PT-FI's 2021 corporate income tax audit and resolution of the framework for Indonesia disputed tax matters. Refer to Note 9 for further discussion.
g. Beginning in September 2024, FCX's interest in Cerro Verde is 55.08%, and prior to September 2024 was 53.56%.
h. Beginning January 1, 2023, FCX's economic and ownership interest in PT-FI is 48.76% except for net income associated with the settlement of historical tax matters in 2024 and approximately 190 thousand ounces of gold sales in 2023, which were attributed based on the economic interests prior to January 1, 2023 (i.e., approximate 81% to FCX and 19% to MIND ID). Refer to Note 2 for further discussion.
i. Includes sales to PT Smelting totaling $27 million in 2023 (reflecting adjustments to prior period provisionally priced concentrate sales), and $3.0 billion in 2022.
j. Includes a charge of $65 million associated with an adjustment to the proposed settlement of talc-related litigation.
k. Interest expense, net includes $74 million of charges associated with contested tax rulings issued by the Peru Supreme Court, partly offset by a $13 million credit for the settlement of interest on Cerro Verde's historical profit sharing liability. Other (expense) income, net includes a charge of $69 million associated with contested tax rulings issued by the Peru Supreme Court.
l. Includes maintenance charges and idle facility costs associated with a major maintenance turnaround at Atlantic Copper totaling $41 million.

NOTE 15. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Recoverable proven and probable mineral reserves as of December 31, 2024, have been prepared using industry accepted practice and conform to the disclosure requirements under Subpart 1300 of SEC Regulation S-K. FCX's proven and probable mineral reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable mineral reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry. Mineral reserves, as used in the reserve data presented here, mean an estimate of tonnage and grade of measured and indicated mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. Proven mineral reserves are the economically mineable part of a measured mineral resource. To classify an estimate as a proven mineral reserve, the qualified person must possess a high degree of confidence of tonnage, grade and quality. Probable mineral reserves are the economically mineable part of an indicated or, in some cases, a measured mineral resource. The qualified person's level of confidence will be lower in determining a probable mineral reserve than it would be in determining a proven mineral reserve. To classify an estimate as a probable mineral reserve, the qualified person's confidence must still be sufficient to demonstrate that extraction is economically viable considering reasonable investment and market assumptions.

FCX's mineral reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to evaluate economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable mineral reserves at December 31, 2024, were determined using metals price assumptions of $3.25 per pound for copper, $1,600 per ounce for gold and $12.00 per pound for molybdenum. For the three-year period ended December 31, 2024, LME copper settlement prices averaged $4.00 per pound, London PM gold prices averaged $2,044 per ounce and the weekly average price for molybdenum quoted by *Platts Metals Daily* averaged $21.41 per pound.

The recoverable proven and probable mineral reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recoveries and smelter recoveries, where applicable.

	Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2024		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America	41.6	0.6	2.51
South America	28.4	—	0.66
Indonesia[b]	27.0	22.4	—
Consolidated basis[c]	97.0	23.0	3.16
Net equity interest[b,d]	70.2	11.5	2.87

Note: Totals may not foot because of rounding.

a. Estimated consolidated recoverable copper reserves included 1.4 billion pounds in leach stockpiles and 0.3 billion pounds in mill stockpiles.
b. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. As a result, PT-FI's current long-term mine plan and planned operations are based on the assumption that PT-FI will abide by the terms and conditions of the IUPK and will be granted the 10-year extension from 2031 through 2041 (refer to Note 11 for discussion of PT-FI's IUPK). As a result, PT-FI will not mine all of these mineral reserves during the initial term of the IUPK. Prior to the end of 2031, PT-FI expects to mine 40% of its recoverable proven and probable mineral reserves at December 31, 2024, representing 45% of FCX's net equity share of recoverable copper reserves and 44% of FCX's net equity share of recoverable gold reserves in Indonesia.
c. Consolidated mineral reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America (refer to Note 2 for further discussion). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 318 million ounces of silver, which were determined using $20 per ounce.
d. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 2 for further discussion of FCX's ownership in subsidiaries). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 213 million ounces of silver.

| | | Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2024 | | | | | | | |
| | | Ore[a] (million metric tons) | | Average Ore Grade Per Metric Ton[a] | | | Recoverable Proven and Probable Mineral Reserves[b] | | |
	FCX's Interest	FCX's Interest	100% Basis	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America									
Production stage:									
Morenci	72%	2,739	3,804	0.21	—	—[c]	11.1	—	0.17
Sierrita	100%	2,206	2,206	0.23	—[c]	0.03	9.4	0.1	0.96
Bagdad	100%	2,430	2,430	0.35	—[c]	0.02	15.8	0.2	0.86
Safford, including Lone Star	100%	746	746	0.43	—	—	5.1	—	—
Chino, including Cobre	100%	370	370	0.45	0.04	—	3.0	0.4	—
Climax	100%	141	141	—	—	0.15	—	—	0.42
Henderson	100%	44	44	—	—	0.16	—	—	0.14
Tyrone	100%	69	69	0.19	—	—	0.3	—	—
Miami	100%	—	—	—	—	—	0.1	—	—
South America									
Production stage:									
Cerro Verde	55.08%	2,145	3,894	0.34	—	0.01	25.2	—	0.66
El Abra	51%	312	611	0.43	—	—	3.1	—	—
Indonesia[d]									
Production stage:									
Grasberg Block Cave	48.76%	351	719	0.99	0.66	—	13.4	10.3	—
Deep Mill Level Zone	48.76%	159	326	0.74	0.60	—	4.4	4.9	—
Big Gossan	48.76%	23	48	2.23	0.95	—	2.2	1.0	—
Development stage:									
Kucing Liar	48.76%	180	369	1.10	0.94	—	7.1	6.2	—
Total 100% basis			15,779				100.1	23.0	3.21
Consolidated basis[e]			14,714				97.0	23.0	3.16
FCX's net equity interest[f]			11,916				70.2	11.5	2.87

Note: Totals may not foot because of rounding.

a. Excludes material contained in stockpiles.

b. Includes estimated recoverable metals contained in stockpiles.

c. Amounts not shown because of rounding.

d. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. Refer to Note 11 for discussion of PT-FI's IUPK.

e. Consolidated mineral reserves represent estimated metal quantities after reduction for Morenci's joint venture partner interests (refer to Note 2 for further discussion).

f. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 2 for further discussion of FCX's ownership in subsidiaries).

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index from 2020 through 2024. The S&P Metals and Mining Select Industry Index comprises stocks in the S&P Total Market Index that are classified in the metals and mining sub-industry. This comparison assumes $100 invested on December 31, 2019, in (i) Freeport-McMoRan Inc. common stock, (ii) the S&P 500 Stock Index and (iii) the S&P Metals and Mining Select Industry Index (with the reinvestment of all dividends).

Comparison of 5 Year Cumulative Total Return
Among Freeport-McMoRan Inc., the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index



	December 31,					
	2019	2020	2021	2022	2023	2024
Freeport-McMoRan Inc.	$100.00	$199.07	$321.27	$297.71	$338.39	$306.60
S&P 500 Stock Index	100.00	118.40	152.39	124.79	157.59	197.02
S&P Metals and Mining Select Industry Index	100.00	116.44	157.75	178.99	218.23	208.99

INVESTOR INQUIRIES

The Investor Relations Department is pleased to receive any inquiries about the company. Our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC), which includes certifications of our Chief Executive Officer and Chief Financial Officer, is available on our website. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at the annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Inc.
Investor Relations Department
333 North Central Avenue
Phoenix, AZ 85004
Telephone 602.366.8400
fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to our transfer agent, registrar and dividend disbursement agent:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Telephone 800.953.2493
https://www-us.computershare.com/investor/contact

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held June 11, 2025. Notice of the annual meeting will be sent to stockholders of record as of the close of business on April 14, 2025. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K, which will be available on our website (fcx.com).

FCX COMMON STOCK

FCX's common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." As of March 15, 2025, the number of holders of record of FCX's common stock was 9,053.

NYSE composite tape common share price ranges during 2024 and 2023 were:

	2024		2023	
	High	Low	High	Low
First Quarter	$47.19	$36.26	$46.73	$34.88
Second Quarter	$55.24	$46.57	$43.46	$33.05
Third Quarter	$52.61	$39.08	$44.70	$36.04
Fourth Quarter	$51.45	$37.67	$43.42	$32.83

COMMON STOCK DIVIDENDS

FCX currently pays a cash dividend on its common stock at an annual rate of $0.30 per share. Under FCX's performance-based payout framework, the Board approved a variable cash dividend on common stock for 2024 and 2023 totaling $0.30 per share per annum. The combined annual rate of the base dividend and the variable dividend totaled $0.60 per share in 2024 and 2023.

2024				
	Amount per Share		Record Date	Payment Date
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 12, 2024	Feb. 1, 2024
Second Quarter	$0.075	$0.075	April 15, 2024	May 1, 2024
Third Quarter	$0.075	$0.075	July 15, 2024	Aug. 1, 2024
Fourth Quarter	$0.075	$0.075	Oct. 15, 2024	Nov. 1, 2024

2023				
	Amount per Share		Record Date	Payment Date
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 13, 2023	Feb. 1, 2023
Second Quarter	$0.075	$0.075	April 14, 2023	May 1, 2023
Third Quarter	$0.075	$0.075	July 14, 2023	Aug. 1, 2023
Fourth Quarter	$0.075	$0.075	Oct. 13, 2023	Nov. 1, 2023

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2025 (including the dividends paid on February 3, 2025), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend.

FCX BENEFICIAL OWNERS

The beneficial owners of more than five percent of our outstanding common stock as of December 31, 2024, included The Vanguard Group (8.3%), BlackRock, Inc. (7.7%) and Capital Research Global Investors (5.8%).



333 North Central Avenue
Phoenix, Arizona 85004
602.366.8100

FCX.COM



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